Exhibit 99.1

March 28, 2011

ANNUAL INFORMATION FORM

For the year ended

December 31, 2010

IAMGOLD CORPORATION

Table of Contents

ITEM I		NAME AND INCORPORATION	12

ITEM II		GENERAL DEVELOPMENT OF THE BUSINESS	12

1.	THREE-YEAR HISTORY		12
2.	TRENDS		18
3.	RISK FACTORS		18

ITEM III		DESCRIPTION OF THE BUSINESS	39

1.	MINING ACTIVITIES - CANADA		39
	1.1	Westwood Project	39
	1.2	Doyon Division - Doyon and Mouska Gold Mines	46
2.	MINING ACTIVITIES - INTERNATIONAL		51
	2.1	Africa: Burkina Faso - Essakane Gold Mine	51
	2.2	Africa: Ghana - Tarkwa Gold Mine	62
	2.3	Africa: Ghana - Damang Gold Mine	68
	2.4	Africa: Botswana - Mupane Gold Mine	71
	2.5	Africa: Republic of Mali - Sadiola Gold Mine	74
	2.6	Africa: Republic of Mali - Yatela Gold Mine	81
	2.7	Africa: Tanzania - Kitongo, Nyangombe and Maji Moto Projects	85
	2.8	South America: Suriname - Rosebel Gold Mine	85
	2.9	South America: Ecuador - Quimsacocha Project	91
	2.10	South America: French Guiana - Camp Caiman Project	97
	2.11	South America: Peru - La Arena Project	100
3.	NON-GOLD		100
	3.1	Ferroniobium Production - Niobec Mine	100
	3.2	Diamond Royalty - Diavik Project	106
4.	EXPLORATION AND DEVELOPMENT		106
	4.1	General	106
	4.2	Capitalized Exploration and Development Projects	108
	4.3	Greenfields Exploration and Development Expensed	109
	4.4	Outlook	113
5.	MINERAL RESERVES AND RESOURCES		113
6.	OTHER ASPECTS OF THE BUSINESS		119
	6.1	Marketing of Production	119
	6.2	Government Regulation	120
	6.3	Environment	121
	6.4	Community Relations	122
	6.5	Taxes	122
	6.6	Mining Development and Construction	122
	6.7	Intellectual Property	123
	6.8	Competition	123
	6.9	Sale of Production	123
	6.10	Employee Relations	124
7.	DIVIDENDS		124
8.	LITIGATION		125

ITEM IV		DESCRIPTION OF CAPITAL STRUCTURE	125

ITEM V		MARKET FOR SECURITIES	126

ITEM VI		DIRECTORS AND OFFICERS	127

1.	DIRECTORS		127
2.	EXECUTIVE OFFICERS		129

3.	SHAREHOLDINGS OF DIRECTORS AND OFFICERS	131
4.	CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES	131

ITEM VII	AUDIT AND FINANCE COMMITTEE	132
1.	COMPOSITION AND RELEVANT EDUCATION AND EXPERIENCE OF MEMBERS	132
2.	MANDATE OF THE AUDIT AND FINANCE COMMITTEE	136
3.	PRE-APPROVAL POLICIES AND PROCEDURES	137
4.	EXTERNAL AUDITOR SERVICE FEES	137

ITEM VIII	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	138

ITEM IX	TRANSFER AGENT AND REGISTRAR	138

ITEM X	MATERIAL CONTRACTS	138

ITEM XI	INTERESTS OF EXPERTS	141

ITEM XII	ADDITIONAL INFORMATION	141

SCHEDULE A – ORGANIZATIONAL CHART
SCHEDULE B – AUDIT COMMITTEE CHARTER

List of Maps and Tables

IAMGOLD’s Corporate Structure	13
MINERAL RESERVES AND RESOURCES	113

Explanatory Notes:
1.	All dollar amounts presented in this Annual Information Form are expressed in US dollars, unless otherwise indicated.
2.	Production results are in metric units, unless otherwise indicated.
3.

IAMGOLD Corporation carries on business in Canada. The subsidiaries of IAMGOLD Corporation carry on business in Canada and elsewhere. In this Annual Information Form, the words “Company” and “IAMGOLD” are used interchangeably and in each case refer, as the context may require, to all or any of IAMGOLD Corporation and its subsidiaries.

4.	Unless otherwise specified, reference herein to the 2010 Annual Report are references to IAMGOLD’s Annual Report for the year ended December 31, 2010. All such references are incorporated herein.
5.

The information in this Annual Information Form is complemented by the Company’s Audited Consolidated Annual Financial Statements for the year ended December 31, 2010 and the management’s discussion and analysis thereon.

6.

The 2010 Annual Report, the Company’s Annual Financial Statements for the year ended December 31, 2010 and the management’s discussion and analysis thereon, are available on SEDAR at www.sedar.com and the Company’s website at www.iamgold.com.

Cautionary Note to US Investors Regarding Mineral Reporting Standards

The disclosure in this Annual Information Form has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. For example, the terms “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources”, “proven mineral reserves” and “probable mineral reserves”

are used in this Annual Information Form and documents incorporated herein by reference to comply with the reporting standards in Canada. While those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, inferred mineral resources, proven mineral reserves or probable mineral reserves will ever be upgraded or mined. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Investors are cautioned not to assume that any part of the reported measured mineral resources, indicated mineral resources or inferred mineral resources in this Annual Information Form is economically or legally mineable and will ever be classified as a reserve. In addition, the definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this Annual Information Form containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. US investors are urged to consider closely the disclosure on technical terminology under the heading “Technical Information” in the Glossary below.

Special Note Regarding Forward-Looking Statements

This Annual Information Form contains certain information that may constitute “forward looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements other than statements which are reporting results as well as statements of historical fact set forth or incorporated herein by reference, are forward-looking statements that may involve a number of known and unknown risks, uncertainties and other factors; many of which are beyond the Company’s ability to control or predict. Forward-looking statements include, without limitation, statements regarding strategic plans, future production, sales targets (including market share evolution in regard to niobium), cost estimates and anticipated financial results; potential mineralization and evaluation and evolution of mineral reserves and resources (including, but not limited to, Rosebel’s or Essakane’s potential for further increases) and expected mine life; expected exploration results, future work programs, capital expenditures and objectives, evolution and economic performance of development projects including, but not limited to, the Essakane, Westwood and Quimsacocha projects and exploration budgets and targets; construction and production targets and timetables, as well as anticipated timing of grant of permits and governmental incentives including, but not limited to, with respect to the Camp Caiman Project; outcome of negotiations with the Government of Ghana regarding fiscal stability agreements for the Damang and Tarkwa Gold Mines; expected continuity of a favourable gold market; contractual commitments, royalty payments, litigation matters and measures of mitigating financial and operational risks; anticipated liabilities regarding site closure and employee benefits; continuous availability of required manpower; possible exercise of outstanding warrants; the integration of operations, technologies and personnel of acquired operations and properties and, more generally, continuous access to capital markets; and the Company’s global outlook and that of each of its mines. These statements relate to analysis and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.

Statements concerning actual mineral reserves and resources estimates are also deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the relevant project or property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements, which involve assumptions and describe the Company’s future plans, strategies and expectations, are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The following are some of the important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements: hazards normally encountered in the mining business including unusual or unexpected geological formations, rock bursts, cave-ins, floods and other conditions; delays and repair costs resulting from equipment failure; changes to and differing interpretations of mining tax regimes in foreign jurisdictions; the market prices of gold, niobium and other minerals; recent unprecedented events in global financial markets; recent market events and conditions and the deterioration of general economic indicators; the ability of the Company to replace reserves depleted by production; over/underestimation of reserve and resource calculations; fluctuations in exchange rates of currencies; failure to obtain financing as and when required to fund exploration and development; default under the Company’s credit facility due to violation of covenants therein; failure to obtain financing to meet capital expenditure plans; risks associated with being a multinational company; differences between the assumption of fair value estimates with respect to the carrying amount of mineral interests (including goodwill) and actual fair values; inherent risks related to the use of derivative instruments; accuracy of mineral reserve and mineral resource estimates; uncertainties in the validity of mining interests and ability to acquire new properties and retain skilled and experienced employees; various risks and hazards beyond the Company’s control, many of which are not economically insurable; risks and hazards inherent to the mining industry, most of which are beyond the Company’s control; market prices and availability of commodities used by the Company in its operations; lack of infrastructure and other risks related to the geographical areas in which the Company carries out its operations; labour disruptions; health risks associated with the mining work force in Africa; disruptions created by surrounding communities; need to comply with the extensive laws and regulations governing the environment, health and safety of the Company’s mining and processing operations and exploration activities; risks normally associated with any conduct of business in foreign countries including varying degrees of political and economic risk; ability to obtain the required licenses and permits from various governmental authorities in order to exploit the Company’s properties; risks and expenses related to reclamation costs and related liabilities; continuously evolving legislation, such as the mining legislation in Ecuador and French Guiana, which may have unknown and negative impact on operations; risks normally associated with the conduct of joint ventures; inability to control standards of non-controlled assets; risk and unknown costs of litigation; undetected failures in internal controls over financial reporting; risks related to making acquisitions, including the integration of operations; risks related to the construction, development and start-up of the Essakane Project and the Westwood Project; the training of workers and the resettlement of local communities in connection with the Essakane Project; dependence on key personnel; and other related matters.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause results to differ from what is anticipated, estimated or intended. Those factors are described or referred to below, under the heading “Risk Factors” in this Annual Information Form. Recent and on-going unprecedented events in global financial and credit markets have resulted in high market and commodity price volatility and uncertainty in credit markets which has been compounded by recent events regarding the repayment of sovereign debt in certain European countries and upward pressure on the price of oil. These on-going events could impact forward-looking statements contained in this Annual Information Form in an unpredictable and possibly detrimental manner. Accordingly, readers should not place undue reliance on forward-looking statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Glossary

Mining Terms and Frequently Used Abbreviations

AC: Aircore.

By-product: a secondary metal or mineral product recovered in the milling process.

Carbon-in-leach (CIL) process: a process used to recover dissolved gold inside a cyanide leach circuit. Coarse activated carbon particles are introduced in the leaching circuit and are moved counter-current to the slurry, absorbing gold as they pass through the circuit. Loaded carbon is removed from the slurry by screening. Gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis. CIL is a process similar to CIP (carbon-in-pulp) except that the gold leaching and the gold absorption are done simultaneously in the same stage compared with CIP where the gold absorption stage follows the gold leaching stage.

Carbon-in-pulp (CIP) process: a process used to recover dissolved gold from a cyanide leach slurry. Coarse activated carbon particles are moved counter-current to the slurry, absorbing gold as they pass through the circuit. Loaded carbon is removed from the slurry by screening. Gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis.

Concentrate: a product containing the valuable metal and from which most of the waste material in the ore has been eliminated.

Contained ounces: ounces in the mineralized rock without reduction due to mining loss or processing loss.

Converter: a furnace in which the pyrochlore concentrate is converted into ferroniobium and heat is produced by the oxidation reaction.

Cut-off grade: the lowest grade of mineralized material considered economic; used in the estimation of mineral reserves in a given deposit.

DD: Diamond Drilling or Diamond Drill.

Deferred development: development of underground infrastructure to be used over an extended period. Costs related to this activity are capitalized.

Deferred stripping: The capitalization of additional waste material mined, deemed to be a betterment, in order to extract an ore body in an open pit operation.

Depletion: the decrease in quantity of mineral reserves in a deposit or property resulting from extraction or production.

Dilution: an estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an orebody.

EHS: environment, health and safety.

EMS: environmental management system.

g Au/t: gram of gold per tonne.

Grade: the relative quantity or percentage of metal or mineral content.

ISO 14001: a standard established by the International Organization for Standardization setting forth the guidelines for an environmental management system.

ISO 9001: a standard established by the International Organization for Standardization setting forth the guidelines for a quality management system.

Leach/heap leach: to dissolve minerals or metals out of ore with chemicals. Heap leaching gold involves the percolation of a cyanide solution through crushed ore heaped on an impervious pad or base.

MW: megawatts.

Mineral reserves: mineral reserves are divided into two categories; proven and probable mineral reserves, which are more particularly defined herein under Section 5 of Item III below.

Mineral resources: mineral resources are divided into three categories; measured, indicated and inferred, which are more particularly defined herein under Section 5 of Item III below.

Mtpa: Million tonnes per annum.

Ounce: refers to one troy ounce, which is equal to 31.103 grams.

QA-QC: quality-assurance / quality control.

Qualified person: an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, mineral project assessment, or any combination thereof, has experience relevant to the subject matter of the project or report, and is a member in good standing of a self regulating organization, as more fully referenced in NI 43-101.

RAB: Rotary air blast.

RC: reversed circulation.

Recovery: the proportion of valuable material obtained during the mining or processing. Generally expressed as a percentage of the material recovered compared to the total material present.

Restoration: operation consisting of restoring a mining site to a satisfactory condition.

SAG: Semi-autogenous grinding.

Stope: the underground excavation from which the ore is extracted.

Stoping: the process of mining an underground orebody.

Stripping: In Mining: the process of removing overburden or waste rock to expose ore. In Processing: the process of removing the gold from loaded carbon by use of a hot caustic cyanide solution.

Tailings: the material that remains after metals or minerals considered economic have been removed from ore during milling.

Tailings pond or Tailings Storage Facility (TSF): a containment area used to deposit tailings from milling.

Tonne: by common convention refers to one Metric ton, equivalent to 1,000 kg.

Financial Terms

2008 Credit Facility: means the credit agreement providing for a revolving facility of up to C$140 million entered into by the Company and a syndicate of financial institutions led by The Bank of Nova Scotia and Société Générale on April 15, 2008.

2010 Amended Credit Facility: means the amended and restated 2008 Credit Facility including increasing the revolving facility to C$350 million and changes to several terms and conditions, entered into by the Company and a syndicate of financial institutions led by The Bank of Nova Scotia, Société Générale and Canadian Imperial Bank of Commerce on March 24, 2010.

2010 Letters of Credit Facility: means the credit agreement providing for a revolving facility of up to C$50 million for the issuance of letters of credit entered into by the Company and the National Bank of Canada on April 23, 2010.

2010 Financial Creditors: means the syndicate of financial institutions party to the 2010 Amended Credit Facility.

Forward sales: the sale of a commodity for delivery at a specified future date and price, usually at a premium to the spot price.

Hedge: a risk management technique used to manage commodity price, interest rate, foreign currency exchange or other exposures arising from regular business transactions.

Hedging: a future transaction made to protect the price of a commodity as revenue or cost and secure cash flows.

Margin: money or securities deposited with a broker as security against possible negative price fluctuations.

Royalty: cash payment or physical payment (in-kind) generally expressed as a percentage of Net Smelter Returns (“NSR”) or mine production.

Spot price: the current price of a metal for immediate delivery.

TSX: the Toronto Stock Exchange.

Volatility: propensity for variability. A market or share is volatile when it records rapid variations.

Technical Information

For the Sadiola and Yatela mines, refer to the definitions of the JORC Code (defined below) and for the Tarkwa and Damang mines, refer to the definitions of the SAMREC Code (defined below) under the headings “Australasian Code for Reporting of Mineral Resources and Ore Reserves—South African Code for Reporting of Mineral Resources Mineral Reserves” below.

Canadian Standards for Mineral Resources and Reserves

Unless otherwise indicated, in this Annual Information Form, the following terms have the meanings set forth below. Reference is made to the “Cautionary Note to US Investors Regarding Mineral Reporting Standards” at the beginning of this Annual Information Form.

Mineral Reserves

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserve

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserve

A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Metallurgical Recovery and Cut-off Grade

In calculating mineral reserves, cut-off grades are established using the Company’s long-term metal or mineral prices and foreign exchange assumptions, the average metallurgical recovery rates and estimated production costs over the life of the related operation. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

*  *  *  *  *  *  *  *  *

Australasian Code for Reporting of Mineral Resources and Ore Reserves – South African Code for Reporting of Mineral Resources and Mineral Reserves

The estimates of ore reserves and mineral resources for the Sadiola and Yatela mines, as set out in this Annual Information Form have been calculated in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, the Australian Institute of Geoscientists and Minerals Council of Australia (the “JORC Code”). The estimates for mineral reserves and mineral resources for the Tarkwa and Damang mines set out in this Annual Information Form have been calculated in accordance with the South African Code for Reporting of Mineral Resources and Mineral Reserves as prepared by the South African Mineral Committee under the auspices of the South African Institute of Mining and Metallurgy (the “SAMREC Code”). The SAMREC Code was established in 1998 and was modeled on the JORC Code. NI 43-101 provides that companies may make disclosures using the reserve and resource categories of the JORC Code or the SAMREC Code, subject to the satisfaction of certain requirements.

The definitions of ore reserves (under the JORC Code) and mineral reserves (under the SAMREC Code) are as follows.

Ore reserve (under the JORC Code) and mineral reserve (under the SAMREC Code) is the economically mineable part of a measured or indicated mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore reserves are subdivided in order of increasing confidence into probable ore reserves and proved ore reserves.

Probable ore reserve (under the JORC Code) and probable mineral reserve (under the SAMREC Code) is the economically mineable part of an indicated, and in some circumstances measured, mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

Proved ore reserve (under the JORC Code) and proved mineral reserve (under the SAMREC Code) is the economically mineable part of a measured mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The definitions of mineral resources under the JORC Code and the SAMREC Code are as follows:

Mineral resource is a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are subdivided, in order of increasing geological confidence, into inferred, indicated and measured categories.

Inferred mineral resource is that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and is assumed, but not verified, geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

Indicated mineral resource is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

Measured mineral resource is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

Mineral resources, which are not ore reserves, do not have demonstrated economic viability.

The foregoing definitions of ore/mineral reserves and mineral resources as set forth in the JORC Code and the SAMREC Code have been reconciled to the definitions in the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions and Guidelines (the “CIM Standards”) adopted under NI 43-101. If ore/mineral reserves and mineral resources for the Tarkwa, Damang, Sadiola and Yatela gold mines were estimated in accordance with the definitions in the CIM Standards, there would be no substantive differences in the reserve and resources estimates for such mines set forth herein.

Symbols Used

Ag	=	silver

Au	=	gold

Cu	=	copper

FeNb	=	ferroniobium

Nb	=	niobium

Nb2O5	=	niobium pentoxide (pyrochlore)

Item 1    Name and Incorporation

The Company was incorporated under the Canada Business Corporations Act with the name “IAMGOLD International African Mining Gold Corporation” by articles of incorporation effective March 27, 1990. By articles of amendment effective June 23, 1995, the outstanding common shares of the Company (“Common Shares”) were consolidated on a one-for-4.45 basis. By articles of amendment effective July 19, 1995, the authorized capital of the Company was increased by the creation of an unlimited number of first preference shares (“First Preference Shares”), issuable in series, and an unlimited number of second preference shares (“Second Preference Shares”), issuable in series, and the “private company” restrictions were deleted. By articles of amendment effective June 27, 1997, the name of the Company was changed to “IAMGOLD Corporation”. By articles of amalgamation effective April 11, 2000, the Company amalgamated with its then wholly-owned subsidiary, 3740781 Canada Ltd. (formerly 635931 Alberta Ltd.). By articles of amalgamation effective January 1, 2004, the Company amalgamated with its then wholly-owned subsidiary, Repadre Capital Corporation (“Repadre”). Effective March 22, 2006, the Company completed a business combination transaction with Gallery Gold Limited (“Gallery Gold”) and effective November 8, 2006, the Company acquired Cambior Inc. (“Cambior”) by amalgamating a wholly-owned subsidiary, IAMGOLD-Québec Management Inc. (“IMG-QC”), with Cambior pursuant to the terms of a court-sanctioned arrangement (“Cambior Arrangement”). By articles of amalgamation effective January 1, 2011, the Company amalgamated with its then wholly-owned subsidiary, IAMGOLD Burkina Faso (“IMG-BF”). By articles of amalgamation effective March 1, 2011, the Company amalgamated with its then wholly-owned subsidiary, IMG-QC.

The registered and principal office of the Company is located at 401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, Canada M5H 2Y4. The Company’s telephone number is (416) 360-4710 and its website address is www.iamgold.com.

Item II    General Development of the Business

1.	Three-Year History

IAMGOLD is engaged primarily in the exploration for, and the development and production of, mineral resource properties throughout the world. Through its holdings, IAMGOLD has interests in various operations and exploration properties as well as a royalty interest on a property that produces diamonds. The following chart illustrates certain subsidiaries of IAMGOLD, together with the jurisdiction of incorporation of each such subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by IAMGOLD, and the material mineral projects of IAMGOLD held through such subsidiaries and the percentage of ownership interest that the relevant subsidiary of IAMGOLD has in such material mineral projects.

(1)	IAMGOLD-Québec Management Inc., amalgamated with IAMGOLD Corporation on March 1, 2011
(2)	IAMGOLD Burkina Faso Inc., amalgamated with IAMGOLD Corporation on January 1, 2011

Other property interests of IAMGOLD include the following:

(a)	a 100% interest in the mining leases in the Province of Québec, Canada, on which the Doyon gold mine (the “Doyon Gold Mine”) and the Mouska gold mine (the “Mouska Gold Mine”, and together with the Doyon Mine (the “Doyon Division”) are located in Québec and which are held by the Company.

(b)	an indirect 18.9% interest (held through Repadre International Corporation) in Abosso Goldfields Limited (“Abosso”), the holder of the mineral rights to the Damang concession in Ghana on which the Damang gold mine is located (the “Damang Gold Mine”). The Damang concession is contiguous with the concession on which the Tarkwa gold mine is located;

(c)

an indirect 41% interest (held through AGEM Ltd. (“AGEM”), a wholly-owned subsidiary of the Company incorporated under the laws of Barbados) in Société d’Exploitation des Mines d’Or de Sadiola S.A. (“SEMOS”), the owner of the mining rights for the mining permit area (the

“Sadiola Mining Permit”) in Mali on which the Sadiola gold mine (the “Sadiola Gold Mine”) is located;

(d)	an indirect 50% interest (held through AGEM) in Sadiola Exploration Limited (“SADEX”) which holds an 80% interest in Societe d’Exploitation des Mines d’Or de Yatela S.A. (“YATELA”), the owner of the mining rights for the mining permit area in Mali that is immediately to the north of the Sadiola Mining Permit and on which the Yatela gold mine (the “Yatela Gold Mine”) is located;

(e)	an indirect 100% interest in IAMGOLD Guyane S.A.S., which owns the mining rights in connection with the Camp Caiman project (the “Camp Caiman Project”) in French Guiana;

(f)	an indirect 100% interest in La Arena S.A. (which was sold in February 2011), subject to an option and earn-in agreement under which Rio Alto (as hereinafter defined) can acquire up to a 100% interest in La Arena S.A., the owner of the mining concessions relating to the La Arena gold-copper project (the “La Arena Project”) in Peru; and

(g)	a 1% royalty on the Diavik diamond property located in the Northwest Territories, Canada.

The Company is the operator of the Rosebel, Essakane, Niobec, Mupane and Mouska mines. The chart attached hereto as Schedule A sets out the subsidiaries of the Corporation, together with the jurisdiction of incorporation of each subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by IAMGOLD, and the material mineral projects and the other property interests of IAMGOLD held through such subsidiaries and the percentage of ownership interest that the relevant subsidiary of IAMGOLD has in such material mineral projects.

Effective February 27, 2008, the Company sold its 34% interest in the Nyakafuru joint venture to Resolute Mining (Tanzania) Limited (“Resolute”) for $6.0 million in shares of Resolute and a retained $10/oz royalty on additional ounces discovered and attributable to the Company’s former interest capped at an amount of $3.75 million.

On March 5, 2008, the Company issued 928,962 flow-through Common Shares for proceeds of C$8,500,000. As of December 31, 2008, the Company had applied all of the flow-through share proceeds raised to fund prescribed resource expenditures on the Company’s Westwood Project in Québec, Canada. Prior to December 31, 2008, the Company filed with tax authorities the documents required to renounce the tax credits associated with these expenditures and thereby fulfilled its commitments under the subscription agreement and satisfied the requirements under applicable Canadian federal income tax legislation.

On July 23, 2008, the Company acquired the participation royalty on production from the Doyon Gold Mine and the Westwood Project from Barrick Gold Corporation for $13 million in cash. The transaction eliminated the royalty obligation on production from the

Doyon Gold Mine, which was 24.75% of the gold price above $375 per ounce. The participation royalty also extended to the Westwood Project, located two kilometres from the Doyon Gold Mine.

On October 31, 2008, the Company completed the sale of the Sleeping Giant Gold Mine and related milling facilities to Cadiscor Resources Inc. (“Cadiscor”). Following the sale, the Company held (i) 5,185,715 common shares of Cadiscor, (ii) warrants to purchase 1,000,000 common shares of Cadiscor, exercisable at C$0.70 per share and expiring on December 31, 2010; and (iii) a C$3.5 million debenture, convertible into common shares of Cadiscor.

On December 23, 2008, the Company announced that it had entered into a definitive option agreement to earn a 50% interest in the Siribaya gold project in Mali, West Africa, which is 100% controlled by Merrex Gold Inc. (“Merrex”). The Company can earn its interest by spending C$10.5 million over four years on the project. Pursuant to the definitive option agreement, the Company purchased 4,285,714 units on a private placement basis at a price of C$0.35 per unit. Each unit is comprised of one common share of Merrex and a warrant exercisable at C$0.45 per share for a period of 12 months. In December 2009, the Company exercised the warrants and now holds 8,571,428 shares of Merrex representing approximately 10% of the outstanding shares of Merrex.

On December 23, 2008, the French Autorité des marchés financiers published the final results for IAMGOLD’s public offer for Euro Ressources S.A. (“EURO”), including the re-opened offer. As a result of the offer, IAMGOLD controls 52.8 million shares of EURO representing 84.55% of the current share capital of EURO. EURO has a participation right royalty on production from the Rosebel Gold Mine that entitles EURO to payments of 10% of the gold price above $300 per ounce for production from soft rock and above $350 per ounce for production from hard rock. As at December 31, 2009, the remaining number of ounces of gold covered by the royalty agreement was approximately 4.7 million ounces. The Company may enter into transactions in the market in France that will impact its holdings in EURO. As of March 1, 2011, the Company controls 53.7 million shares of EURO representing 85.66% of the current share capital of EURO.

On February 25, 2009, the Company acquired a 90%-interest in the Essakane gold project comprised of a mining permit covering 100.2 square kilometres and certain exploration permits in Burkina Faso, West Africa (the “Essakane Project”) by amalgamating a wholly-owned subsidiary, IMG-BF with Orezone Resources Inc. (“Orezone Resources”) pursuant to a plan of arrangement whereby the Company agreed to acquire each outstanding common share of Orezone Resources in exchange for 0.08 Common Shares and 0.125 shares of a new company, Orezone Gold Corporation (“Orezone Gold”), into which the exploration properties of Orezone Resources that were not related to the Essakane Project were spun out together with approximately C$10 million in cash.

On the date of the transaction, the Company held approximately 16.6% of the outstanding common shares of Orezone Gold and the former shareholders of Orezone Resources held approximately 9% of the outstanding Common Shares.

In addition, as part of the transaction, the Standard Bank of South Africa Limited (“Standard Bank”) assigned to the Company a $40 million bridge loan payable by a former subsidiary of Orezone Resources to Standard Bank in consideration for the payment by IAMGOLD of $40 million plus interest. This former subsidiary of Orezone Resources was acquired by the Company under the plan of arrangement with Orezone Resources. The $40 million bridge loan is now an inter-company loan from AGEM Ltd., a wholly-owned financing subsidiary of the Company, to Essakane S.A., the entity through which the Company holds its 90% indirect interest in the Essakane Project.

On March 26, 2009, the Company completed a public offering (the “Offering”) of Common Shares through a syndicate of underwriters at a price of C$8.75 per share by way of a short form prospectus in all of the provinces and territories of Canada, except Québec, and a registration statement filed with the SEC under the multijurisdictional disclosure system. Including the Common Shares issued on the exercise of the over-allotment option, the Company issued 39,445,000 Common Shares for aggregate gross proceeds of C$345,143,750. Approximately C$250 million of the net proceeds from the Offering w ere used to fund the construction and development of the Essakane Project and the balance was used to fund capital expenditures at the Company’s other properties and is expected to be used for general corporate purposes including future acquisition opportunities.

On June 5, 2009, the Company issued 1,379,310 flow-through Common Shares for proceeds of C$20,000,000. As of December 31, 2009, the Company had applied all of the flow-through share proceeds raised to fund prescribed resource expenditures on the Company’s Westwood Project in Québec, Canada. Subsequent to December 31, 2009, the Company filed with tax authorities the documents required to renounce the tax credits associated with these expenditures and thereby fulfilled its commitments under the subscription agreement and satisfied the requirements under applicable Canadian federal income tax legislation.

On June 19, 2009, the Company acquired 16,088,636 common shares at C$0.70 per share for a total investment of C$11,262,000 representing approximately 15.7% of the current issued and outstanding shares of Oromin Explorations Ltd. (“Oromin”). Oromin is a TSX-listed company with a joint venture interest in a property covering a large landholding in close proximaty to the Sabodala mine in Senegal. The Company acquired these common shares for investment purposes.

In June 2009, an option and earn-in agreement was entered into for the sale of the La Arena Project in Peru. The Company received approximately 8 million common shares (10.6% interest) and 1,500,000 warrants of Rio Alto Mining Limited (“Rio Alto”) for a total value of $1.4 million. Rio Alto has the option to purchase all of the outstanding shares of La Arena S.A., an IAMGOLD wholly-owned subsidiary, for a cash payment of $47.6 million. During the option term, Rio Alto may also earn-in newly issued shares of La Arena S.A. up to a maximum of 38.7% by incurring up to $30.0 million in expenditures on the La Arena Project. In 2009, Rio Alto was appointed the manager of La Arena S.A. and the La Arena Project and spent $3.7 million on the project under the earn-in agreement. In February 2011, as per the option agreement, Rio Alto purchased all the outstanding shares of La Arena S.A. for a cash payment of $49 million.

On July 29, 2009, the Company filed a base shelf prospectus with the securities regulators in each province and territory of Canada (except for Québec) and a corresponding registration statement with the SEC in the United States. These filings allow the Company to make offerings of common shares, warrants, debt securities, subscription receipts or any combination thereof of up to $700 million until August 29, 2011.

In August 2009, the Company entered into an option agreement to acquire up to an initial 51% interest in Avnel Gold Limited (“Avnel”) and its 80% interest in a small operating gold mining company in southwest Mali. The 51% interest in Avnel will require spending $11.0 million on exploration activities over a three-year period, and delivering a National Instrument (NI 43-101) resource determination of at least 2 million ounces of gold. IAMGOLD can increase its interest to 70% by sole funding a feasibility study (or 65% if funded jointly), and by payment of a feasibility study fee determined upon the amount of reserves and resources outlined. The Company believes there is the potential for a large bulk tonnage operation in the immediate mine area, and significant upside in the large land package. IAMGOLD incurred $1.8 million in 2009 as part of a $2.5 million mandatory expenditure in the first year of the agreement.

On December 29, 2009, IAMGOLD acquired an additional 3% interest in SEMOS from the International Finance Corporation (“IFC”) increasing the Sadiola joint venture ownership interest to 41%. AngloGold Ashanti acquired the other 3% interest.

The consideration for each 3% share in SEMOS was $6.0 million in cash followed by contingent payments of:

•

$0.25 million in respect of each of 2010, 2011 and 2012 for which the average gold price exceeds $900 per ounce, or $0.5 million in respect of each of the aforementioned years that the average gold price exceeds $1,000 per ounce, and

•	$0.5 million upon approval by the board of directors of SEMOS and the Republic of Mali to proceed with the development of the Sadiola Deep Sulphide Project.

The Company paid the IFC $0.5 million on January 31, 2011 in respect of 2010.

On March 11, 2010, the Company issued 1,575,000 flow-through Common Shares for proceeds of C$31,500,000. As of December 31, 2010, the Company had applied all of the flow-through share proceeds raised to fund prescribed resource expenditures on the Company’s Westwood Project in Québec, Canada. As at December 31, 2010, the Company filed with tax authorities the documents required to renounce the tax credits associated with these expenditures and thereby fulfilled its commitments under the subscription agreement and satisfied the requirements under applicable Canadian federal income tax legislation.

On July 16, 2010, the Essakane gold mine (the “Essakane Gold Mine”) achieved commercial production.

On September 15, 2010, the Company issued 403,064 flow-through Common Shares for proceeds of C$10,000,000. As of December 31, 2010, the Company had applied all of the flow-through share proceeds raised to fund prescribed resource expenditures on the Company’s Westwood Project in Québec, Canada. As at December 31, 2010, the Company filed with tax authorities the documents required to renounce the tax credits associated with these expenditures and thereby fulfilled its commitments under the subscription agreement and satisfied the requirements under applicable Canadian federal income tax legislation.

On February 24, 2011, the Company issued 1,700,000 flow-through Common Shares for proceeds of C$43,316,000.

2.	Trends

IAMGOLD’s income, cash flow and gold bullion holdings are significantly affected by fluctuations in the price of gold which has experienced significant price movements over the past three years. During this period, the price of gold, based on the London PM Fix on the London Bullion Market, reached a low of $712.50 on October 24, 2008 and a high of $1,421.00 on November 9, 2010. While there is an upward trend in the price of gold since 2006, there has been significant volatility during this period, and future movements in the price of gold are beyond the control of IAMGOLD. See the discussion under the heading “Risk Factors” below.

3.	Risk Factors

The Company is subject to various financial and operational risks that could materially impact on, among other things, operating results, profitability and levels of operating cash flow, as described below. Any one of such risk factors could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Financial Risks

The Company’s earnings are directly related to the market prices for various minerals.

The Company’s revenues depend on the market prices for mine production from the Company’s producing properties. In 2010, approximately 85.6% of the Company’s revenues were attributable to gold sales. The gold market is highly volatile and is subject to various factors including political stability, general economic conditions, mine production, and intent of governments who own significant above-ground reserves. Gold prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including central bank lending, sales and purchases of gold, producer hedging activities, expectations of inflation, the level of demand for gold as an investment, speculative trading, the relative exchange rate of the US dollar with other major currencies, interest rates, global and regional demand, political and economic conditions and uncertainties, industrial and jewellery demand, production costs in major gold producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Company’s financial performance or results of operations. If the world market price of gold was to drop and the prices realized by the Company on gold sales were to decrease significantly and remain at such a level for any substantial period, the profitability of the Company and cash flow would be negatively affected. The world market price of gold has fluctuated widely during the last several years. If the market price of gold falls significantly from its current level, the mine development projects may be rendered uneconomic and the development of the mine projects may be suspended or delayed. The profitability and economic viability of the Company’s niobium producing property, the Niobec mine, is subject to market fluctuations in the price of niobium. The niobium market is characterized by a dominant producer whose actions may affect the price of niobium. The Company could be negatively affected by its market share, which is relatively much lower then the world’s largest producer.

Failure to generate sufficient cash flow from operations to fund the Company’s capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties.

To fund growth, the Company may depend on securing the necessary capital through loans or other forms of permanent capital. The availability of this capital is subject to general economic conditions and lender and investor interest in the Company and its projects. The construction of mining facilities and commencement of mining operations, such as at the Westwood Project in Canada and the exploration and development of the Company’s properties, including continuing exploration projects around the world and expansion of the Essakane, Rosebel and Sadiola mines will require substantial capital expenditures. In addition, a portion of the Company’s activities is directed to the search for and the development of new mineral deposits. The Company may be required to seek additional financing to maintain its capital expenditures at planned levels. The Company will also have additional capital requirements to the extent that it decides to expand its present operations and exploration activities or construct additional new mining and processing operations at any of its properties or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Financing may not be available when needed or, if available, may not be available on terms acceptable to the Company. Failure to obtain any financing necessary for the Company’s capital expenditure plans may result in a delay of indefinite postponement of exploration, development or production on any or all of the Company’s properties.

In order to finance future operations and development efforts, the Company expects to have sufficient cash flow from operations, but may raise funds through the disposition of non-core assets or project financing or the issue of Common Shares of IAMGOLD or the issue of securities convertible into Common Shares of IAMGOLD, which would dilute the shareholdings of the then current shareholders.

In order to finance future operations and development efforts, the Company expects to have sufficient cash flow from operations, but may raise funds through project financing and is examining various options to have the value of the Company’s minority interests in mines in West Africa and in its niobium mine in Quebec, Canada fully realized by rationalizing its ownership of these assets.

The Company may also raise funds through the issue of Common Shares or the issue of securities convertible into Common Shares. The constating documents of the Company allow it to issue, among other things, an unlimited number of Common Shares for such consideration and on such terms and conditions as may be established by the directors of the Company, in many cases, without the approval of shareholders. The Company cannot predict the size of future issues of Common Shares or the issue of securities convertible into Common Shares of IAMGOLD or the effect, if any, that future issues and sales of the Company’s Common Shares will have on the market price of its Common Shares. Due to recent market volatility and the devaluation of global stock markets, there may be an increased risk of dilution for existing shareholders should the Company need to issue additional Common Shares at a lower share price to meet its capital requirements which may be mitigated by the Company’s rationalization efforts described above. Any transaction involving the issue of previously authorized but unissued Common Shares or securities convertible into Common Shares, would result in dilution, possibly substantial, to present and prospective holders of shares.

The recent unprecedented events in global financial markets have had a profound impact on the global economy and the gold mining industry.

The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the gold mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including, but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates may adversely affect the Company’s growth and profitability. Specifically the global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall liquidity; the volatility of gold prices impacts the Company’s revenues, profits and cash flow; volatile energy, commodity and consumables prices and currency exchange rates impact the Company’s production costs; and the devaluation and volatility of global stock markets impacts the valuation of the Company’s equity securities. These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Recent market events and conditions and the deterioration of general economic indicators have led to a loss of confidence in global credit and financial markets, restricted access to capital and credit, and increased counterparty risk.

Beginning in 2007, the U.S. credit markets began to experience and continue to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to capital and credit has been negatively impacted. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company’s access to additional capital may not be available on terms acceptable to it or at all. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, recent market events and conditions have significantly raised the risk of counterparty default. The Company is subject to counterparty risk and may be impacted in the event that a counterparty, including suppliers and joint venture partners, becomes insolvent.

These factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be adversely affected.

Mining tax regimes in foreign jurisdictions are subject to differing interpretations and may be vulnerable to sudden changes.

Mining tax regimes in foreign jurisdictions may be subject to different interpretations and may be subject to sudden changes. In some cases, fiscal stability guarantees are in place which provide a measure of protection. The Company’s interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities. As a result, transactions may be challenged by tax authorities and the Company’s operations may be assessed, which could result in significant additional taxes, penalties and interest.

The violation by the Company of covenants contained in the 2010 Amended Credit Facility may cause the Company to be in default under the terms of the facility.

The 2010 Amended Credit Facility contains certain limits, such as, the Company’s ability to incur additional indebtedness, enter into derivative transactions, make investments in a business, or carry on business, unrelated to mining, dispose of the Company’s material assets or, in certain circumstances, pay dividends. Further, the 2010 Amended Credit Facility requires the Company to maintain specified financial ratios and meet financial condition covenants. Events beyond the Company’s control, including changes in general economic and business conditions, may affect the Company’s ability to satisfy these covenants, which could result in a default under the 2010 Amended Credit Facility. As at March 25, 2011, there were no funds drawn against the 2010 Amended Credit Facility. Depending on its cash position and cash requirements, the Company may draw on the 2010 Amended Credit Facility to fund part of the capital expenditures required in connection with its current development projects. If an event of default under the 2010 Amended Credit Facility occurs, the Company would be unable to draw down further on the 2010 Amended Credit Facility and the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due. An event of default under the 2010 Amended Credit Facility may also give rise to an event of default under existing and future debt agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements.

The Company’s fair value estimates with respect to the carrying amount of mineral interests (including goodwill) are based on numerous assumptions and may differ significantly from actual fair values.

The Company evaluates the carrying amount of mineral interests (including goodwill) to determine whether current events and circumstances indicate such carrying amount may no longer be supportable, which becomes more of a risk in the global economic conditions that exist currently. The fair values of its reporting units are based, in part, on certain factors that may be partially or totally outside of the Company’s control. This evaluation involves a comparison of the estimated fair value of the Company’s reporting units to their carrying values. The Company’s fair value estimates are based on numerous assumptions and may differ from actual fair values and these differences may be significant and could have a material effect on the Company’s financial position and results of operation. If the Company fails to achieve its valuation assumptions or if any of its reporting units experiences a decline in its fair value, then this may result in an impairment charge, which would reduce the Company’s earnings.

Fluctuations in exchange rates of currencies directly impact the earnings of the Company.

Currency fluctuations may affect the revenues which the Company will realize from its operations since gold is sold in the world market in United States dollars. The costs of the Company are incurred principally in Canadian dollars, United States dollars, Euros and CFA francs. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the cost of gold production in U.S. dollar terms. While CFA francs currently have a fixed exchange rate to the euro and are currently convertible into Canadian and United States dollars, they may not always have a fixed exchange rate or be convertible in the future.

The Company is affected by movements in interest rates.

The Company is affected by movements in interest rates. Interest payments under the 2010 Amended Credit Facility are subject to fluctuation based on changes to specified interest rates. See the discussion below under the heading “Material Contracts – 2010 Amended Credit Facility”. A copy of the credit agreement in connection with the 2010 Amended Credit Facility is available under the Company’s profile on SEDAR at www.sedar.com.

There are risks associated with being a multinational company.

The Company is a multinational company that conducts operations through mainly foreign subsidiaries, foreign companies and joint ventures, and substantially all of the assets of Company consist of equity in these entities. Accordingly, any limitations, or the perception of limitations, on transfer of cash or other assets between the parent company and these entities, or among these entities, could restrict the Company’s ability to fund its operations efficiently, or to repay its debts, and could impact negatively the Company’s valuation and share price.

The use of derivative instruments involves certain inherent risks including credit risk, market liquidity risk and unrealized mark-to-market risk.

While the Company generally does not employ hedge (or derivative) products in respect of mineral production, the Company may from time to time employ hedge (or derivative) products in respect of other commodities, interest rates and/or currencies. Hedge (or derivative) products are generally used to manage the risks associated with, among other things, mineral price volatility, changes in commodity prices, interest rates, foreign currency exchange rates and energy prices. Where the Company holds such derivative positions, the Company will deliver into such arrangements in the prescribed manner. The use of derivative instruments involves certain inherent risks including: (a) credit risk – the risk of default on amounts owing to the Company by the counterparties with which the Company has entered into such transactions; (b) market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (c) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

In the case of a gold option based forward sales program, if the metal price rises above the price at which future production has been committed under an option based forward sales hedge program, the Company may have an opportunity loss. If the metal price falls below that committed price under an option based forward sales hedge program, revenues will be protected to the extent of such committed production. There can be no assurance that the Company will be able to achieve future realized prices for metal prices that may exceed the option based forward sales hedge program.

Operational Risks

The Company’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of gold will be produced.

Reserves are statistical estimates of mineral content and ore based on limited information acquired through drilling and other sampling methods and require judgmental interpretations of geology. Successful extraction requires safe and efficient mining and processing. The Company’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of gold will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change. Mineral resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. It cannot be assumed that all or any part of the Company’s mineral resources constitute or will be converted into reserves. Market price fluctuations of gold or niobium, as applicable, as well as increased production and capital costs or reduced recovery rates, may render the Company’s proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause mineral reserves to be reduced or the Company to be unprofitable in any particular accounting period. Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require the Company to reduce its mineral reserves and resources, which could have a negative impact on the Company’s financial results. Failure to obtain necessary permits or government approvals could also cause the Company to reduce its reserves. There is also no assurance that the Company will achieve indicated levels of gold or niobium recovery or obtain the prices for gold or niobium production assumed in determining the amount of such reserves. Level of production may also be affected by weather or supply shortages. The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because the Company prepares its disclosure in accordance with Canadian disclosure requirements, the Company’s disclosure contains resource estimates in addition to reserve estimates, in accordance with NI 43-101. See the discussion above under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards”.

The Company must continually replace reserves depleted by production to maintain production levels over the long term.

The Company must continually replace reserves depleted by production to maintain production levels over the long term. The life-of-mine estimates for each of the material properties of the Company are based on a number of factors and assumptions and may prove to be incorrect. In addition, mine life would be shortened if we expand production. Reserves can be replaced by expanding known ore bodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. The Company’s exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by discoveries or acquisitions. The mineral base of the Company may decline if reserves are mined without adequate replacement and the Company may not be able to sustain production beyond the current mine lives, based on current production rates.

The ability of the Company to sustain or increase its present levels of gold production is dependent in part on the success of its projects, which are subject to numerous known and unknown risks.

The ability of the Company to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; and the future prices of the relevant minerals. Projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated. Actual costs and economic returns may differ materially from the Company’s estimates or the Company could fail to obtain the governmental approvals necessary for the operation of a project, in which case, the project may not proceed, either on its original timing, or at all.

Reserve and resource calculations may be over/underestimated as a result of coarse gold at the Essakane Gold Mine.

The Essakane Gold Mine is a “coarse gold” deposit with particles up to five millimetres in diameter. Attempts have been made to ensure that the grade samples used to determine mineral reserves and resources are representative by using various sample preparation and analytical techniques and by re-assaying many of the earlier samples using these sample preparation and analytical techniques. The grade of the deposit could be lower or higher than predicted by the grade model developed for the feasibility study and included in the Essakane Report.

The Company is subject to continuously evolving legislation, which may have unknown and negative impact on operations.

The Company is subject to continuously evolving legislation in the areas of labour, environment, land titles, mining practices and taxation. New legislation may have a negative impact on operations. The Company participates in a number of industry associations to monitor changing legislation and maintains a good dialogue with governmental authorities in that respect. However, the Company is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent, delay or prohibit certain operations of the Company.

The validity of mining interests held by the Company can be uncertain and may be contested, and there can be no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties and assets or in attracting and retaining skilled and experienced employees.

The validity of mining interests held by the Company, which constitute most of the Company’s property holdings, can be uncertain and may be contested. Acquisition of title to mineral properties is a very detailed and time-consuming process, and the Company’s title to its properties may be affected by prior unregistered agreements or transfers, or undetected defects. Several of the Company’s licenses will need to be renewed, and on renewal the license may cover a smaller area. There is a risk that we may not have clear title to all our mineral property interests, or they may be subject to challenge or impugned in the future. Although the Company has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to undeveloped properties, may be defective. A successful challenge to the Company’s title to its properties could result in the Company being unable to operate on its properties as anticipated or being unable to enforce its rights with respect to its properties which could have a material and adverse effect on the Company. The Company competes with other mining companies and individuals for mining interests on exploration properties and the acquisition of mining assets, which may increase its cost of acquiring suitable claims, properties and assets, and the Company also competes with other mining companies to attract and retain key executives and employees. There can be no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties and assets or in attracting and retaining skilled and experienced employees. The mining industry has been impacted by increased worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labour and these shortages have caused unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.

The Company cannot confirm the likelihood that a new application for a mining permit will be granted at its Camp Caiman Project in French Guiana.

Camp Caiman is a development project located about 45 kilometres southeast of Cayenne, the capital city of French Guiana. During the first quarter of 2008, the Company’s application to begin construction of the Camp Caiman Project was denied by the French Government.

In June 2009, the French authorities published a draft mining framework identifying the Camp Caiman Project location as an excluded zone for mining. While there has been limited progress towards a final framework which would grandfather the Company’s right to apply for a new permit, there is no assurance that the development of the Camp Caiman Project could proceed under the final framework since the French government could again refuse to issue the permit. The results of the January 10, 2010 referendum, in which French Guiana rejected greater autonomy from France, supported the Company’s view that it is appropriate to record a non-cash impairment charge of $88.8 million for the net carrying value of the project in 2009.

In order to protect the interests of the Company and its shareholders for damages incurred to date, the Company responded by instituting two separate court proceedings in the second half of 2009 at the Administrative Tribunal of French Guiana, the first of which contests the legality of the French government’s decision and the second of which seeks compensation in the amount of €275,000,000 for damages resulting from that decision.

In response to a decision released by the Administrative Tribunal on May 27, 2010 in the first proceeding, which cancelled the government’s decision to deny a mining permit for the Camp Caiman project and ordered the government to issue a new decision on the Company’s application for such permit, the French government, acting through the Prefect of French Guiana, released a new decision on August 26, 2010 which again denied a mining permit for the Camp Caiman project and relied on far more detailed environmental reasons than those contained in the cancelled decision in support of its conclusions.

The Company filed an appeal of this new decision on October 26, 2010 with the assistance of environmental experts and also filed additional materials on March 8, 2011, in connection with the second proceeding dealing with the €275,000,000 compensation claim in response to materials which the Prefect filed on August 13, 2010 in that matter. No amounts have been accrued in the financial statements.

The Company is subject to risks and expenses related to reclamation costs and related liabilities.

The Company is generally required to submit for governmental approval a reclamation plan (some of which are reassessed on regular basis) and to pay for the reclamation of its mine sites upon the completion of mining activities. It is anticipated that the Doyon, Mouska, Mupane and Yatela mines will complete mining activities within the next two years. The Company estimates the net present value of future cash outflows for reclamation costs at all properties under CICA Handbook Section 3110 at $139.7 million as at December 31, 2010 based on information available as of that date. Any significant increases over the current estimates of these costs could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

The success of the Company is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons.

The success of the Company is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons. The competition for qualified personnel in the mining industry is currently intense. There can be no assurance that the Company will successfully attract and retain additional qualified personnel to manage its current needs and anticipated growth. The failure to attract such qualified personnel to manage growth effectively could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company operates certain of its properties through joint ventures and is subject to the risks normally associated with the conduct of joint ventures.

Certain of the properties in which the Company has an interest are operated through joint ventures with other mining companies and are subject to the risks normally associated with the conduct of joint ventures. Such risks include: inability to exert control over strategic decisions made in respect of such properties; disagreement with partners on how to develop and operate mines efficiently; inability of partners to meet their obligations to the joint venture or third parties; and litigation between partners regarding joint venture matters. Any failure of such other companies to meet their obligations to the Company or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the joint ventures or their respective properties, which could have a material adverse effect on the Company’s results of operations and financial condition.

The Company’s non-controlled assets may not comply with its standards.

Some of the Company’s assets are controlled and managed by other companies or joint venture partners, some of which may have a substantially higher interest in the assets than the interest of the Company. Some of the Company’s partners may have divergent business objectives which may impact business and financial results. Management of the Company’s non-controlled assets may not comply with the Company’s management and operating standards, controls and procedures (including with respect to health, safety and the environment). Failure to adopt equivalent standards, controls and procedures at these assets or improper management or ineffective policies, procedures or controls could not only adversely affect the value of the related non managed projects and operations but could also lead to higher costs and reduced production and adversely impact the Company’s results and reputation and future access to new assets.

As a holder of a minority interest in some assets, the Company neither serves as the mine’s operator nor does the Company have significant input into how the operations are conducted. As such, the Company has varying access to data on the operations or to the actual properties themselves. It is difficult or impossible for the Company to ensure that the properties are operated in its best interest.

The Company’s business is subject to a number of risks and hazards, most of which are beyond the Company’s control, and many of which are not economically insurable and the mining industry is subject to significant risks and hazards, most of which are beyond the Company’s control.

The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions and hazards, industrial accidents, labour disputes, adverse property ownership claims, unusual or unexpected geological conditions, ground or slope failures, pit wall failures, rock bursts, cave-ins, flooding, changes in the regulatory environment, most of which are beyond the Company’s control, and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and legal liability.

Where economically feasible and based on availability of coverage, a number of operational, financial and political risks are transferred to insurance companies. The availability of such insurance is dependent on the Company’s past insurance loss and records and general market conditions. Available insurance does not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, and insurance coverage may not be available in the future or may not be adequate to cover any resulting loss. Moreover, insurance against risks such as the validity and ownership of unpatented mining claims and mill sites and environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. As a result, the Company might become subject to liability for environmental damage or other hazards for which it is completely or partially uninsured or for which it elects not to insure because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

The mining industry is subject to significant risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological conditions, labour force disruptions, unavailability of materials and equipment, weather conditions, pit wall failures, rock bursts, groundfalls, slope failures, cave-ins, flooding, seismic activity, water conditions and gold bullion losses and other natural or man-provoked incidents that could affect the mining of ore, most of which are beyond the Company’s control. These risks and hazards could result in: damage to, or destruction of, mineral properties or production facilities; personal injury or death; environmental damage; delays in mining; and monetary losses and possible legal liability. As a result, production may fall below historic or estimated levels and the Company may incur significant costs or experience significant delays that could have a material adverse effect on the Company’s financial performance, liquidity and results of operations. To minimize risks in these areas, the Company provides training programs for employees and has joint management-worker committees to review work practices and environment.

The profitability of the Company’s business is affected by the market prices and availability of commodities which are consumed or otherwise used in connection with the Company’s operations and projects.

The profitability of the Company’s business is affected by the market prices and availability of commodities which are consumed or otherwise used in connection with the Company’s operations and projects, such as diesel fuel, electricity, steel, concrete and cyanide. Prices of such commodities also can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond the Company’s control. Operations consume significant amounts of energy and are dependent on suppliers to meet these energy needs. In some cases, no alternative source of energy is available. An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of the Company’s projects. If the costs of certain commodities consumed or otherwise used in connection with the Company’s operations and projects were to increase significantly, and remain at such levels for a substantial period of time, the Company may determine that it is not economically feasible to continue commercial production at some or all of the Company’s operations or the development of some or all of the Company’s current projects, which could have a material adverse impact on the Company.

The operations of the Company are carried out in geographical areas which lack adequate infrastructure and are subject to various other risk factors.

Mining, processing, development, and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources, and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, sabotage, terrorism, government, or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition, and results of operations.

The Company’s Quimsacocha Project in Ecuador is subject to relatively high levels of political risk in light of fluidity in the rules governing mining investments.

The Company has completed a pre-feasibility study on its Quimsacocha Project located in Ecuador. Further feasibility work is required before the Company will be in a position to negotiate a mining contract with the government that would clarify all applicable fiscal terms governing the project. The project and feasibility work may be impacted by unanticipated legislative, regulatory or public policy initiatives in Ecuador in the future.

Under the new mining law, the Company must agree on an exploitation contract with the government prior to entering the construction and exploitation phase at the Quimsacocha Project. There is no certainty that the Company will be able to enter into an exploitation contract on favourable terms. The failure to agree on such a contract would have a material adverse effect on the Company’s financial condition and results of operations.

There are risks that, should they materialize, could create a situation hostile to the Company or which could undermine the ability of mining companies to operate successfully in Ecuador. These risks include, but are not limited to, the possibility that: the mining law is amended, or regulations are promulgated under the mining law, in a manner which renders the development of the Quimsacocha Project uneconomic; and the Company is unsuccessful in entering into an “exploitation contract” with the government, as required under the law. If the Ecuadorian government continues its existing default or subsequently defaults on additional foreign debt obligations, this could have negative implications for the country’s economy and investment climate, although the Company does not anticipate it will impact the implementation and application of the new mining law.

The Company is dependent on its workforce to extract and process minerals, and is therefore sensitive to a labour disruption at any of the Company’s material properties.

The Company is dependent on its workforce to extract and process minerals. The Company has programs to recruit and train the necessary manpower for its operations and endeavours to maintain good relations with its workforce in order to minimize the possibility of strikes, lock-outs and other stoppages at its work sites. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions, and the relevant governmental authorities in whose jurisdictions the Company carries on business. In 2007 and 2008 the Company experienced a work stoppage at its Rosebel mine which impeded its access to the mine site and resulted in damages to equipment. Further labour disruptions at any of the Company’s material properties could have a material adverse impact on its business, results of operations and financial condition. Some of our employees are represented by labour unions under various collective labour agreements. The Company may not be able to satisfactorily renegotiate its collective labour agreements when they expire. In addition, existing labour agreements may not prevent a strike or work stoppage at our facilities in the future, and any such work stoppage could have a material adverse effect on the Company’s earnings and financial condition.

There are health risks associated with the mining work force in Africa.

Malaria and other diseases such as HIV/AIDS represent a serious threat to maintaining a skilled workforce in the mining industry throughout Africa and are a major healthcare challenge faced by the Company’s operations in Africa. There can be no assurance that the Company will not lose members of its workforce or see its workforce man-hours reduced or incur increased medical costs as a result of these health risks, which could have a material and adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition.

Surrounding communities may affect mining operations through the restriction of access of supplies and workforce to the mine site or through legal challenges asserting ownership rights.

Surrounding communities may affect the mining operations through the restriction of access of supplies and workforce to the mine site. Certain of the material properties of the Company may be subject to the rights or asserted rights of various community stakeholders, including indigenous people. Active community outreach and development programs are maintained to mitigate the risk of blockades or other restrictive measures by the communities.

Artisanal miners make use of some or all of the Company’s properties. This condition may interfere with work on the Company’s properties and present a potential security threat to the Company’s employees. There is a risk that the Company’s operations may be delayed, or interfered with, due to the use of the properties by artisanal miners. The Company uses its best efforts to maintain good relations with the local communities in order to minimize such risks.

The Company’s mining and processing operations and exploration activities are subject to extensive laws and regulations governing the environment, health and safety.

The Company’s mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine and worker safety, protection of endangered and other special status species and other matters. The Company’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company’s activities or those of other mining companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain government permits and approvals may adversely affect the Company’s operations, including its ability to explore or develop properties, commence production or continue operations. Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the

Company’s business, results of operations or financial condition. The Company may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. The Company could also be held liable for exposure to hazardous substances. The costs associated with such responsibilities and liabilities may be significant.

Since 2008, samples of Niobec’s final effluent submitted to the Daphnia magna toxicity test has regularly failed this test which is a requirement of the provincial regulation. After many studies and reviews with provincial authorities, Niobec’s final effluent toxicity issue will be solved by using the Shipshaw river as the source of the freshwater supplied to the mill and re-locating the discharge of final effluent to the Shipshaw river. We are very confident that this option will resolve toxicity and provide a long-term freshwater supply for mining operations. Niobec continues to work diligently on obtaining all the authorizations to begin the construction in spring 2011.

Since 2006, Niobec exceeded the Total Suspended Solids (TSS) monthly average concentration allowed the MMER (Metal Mining Effluent Regulations and Environmental Effects) during a couple of months each year. The new pond of sedimentation built in 2008 was effective in reducing TSS, but not enough to prevent the proliferation of algae in the presence of phosphorous, which is the cause of the TSS. On October 28th, 2010 we received a direction, in accordance with the Fisheries Act, from the enforcement branch of Environment Canada regarding our intermittent exceedances of TSS. To ensure compliance, sedimentation fences were installed and additional treatment equipment will be ready in the spring to reduce TSS concentrations. The detailed management plan was submitted to Environment Canada outlining the work completed to date, and the actions to be taken to achieve compliance with the MMER.

Such measures, and any additional measures required to address effluent compliance, fines and costs and/or the effluent quality at the Niobec Mine may have a negative impact on the Company’s financial condition or results of operations. In certain of the countries in which the Company has operations, it is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes the Company’s obligation to reclaim property after minerals have been mined from the site. In some jurisdictions, bonds or other forms of financial assurances are required as security for these reclamation activities. The Company may incur significant costs in connection with these reclamation activities, which may materially exceed the provisions the Company has made for such reclamation. In addition, the unknown nature of possible future additional regulatory requirements and the potential for additional reclamation activities create further uncertainties related to future reclamation costs, which may have a material adverse effect on the Company’s financial condition, liquidity or results of operations. Various environmental incidents can have a significant impact on operations.

Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including varying degrees of political and economic risk.

Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including: uncertain political and economic environments;

war, terrorism and civil disturbances; changes in laws or policies of particular countries, including those relating to imports, exports, duties and currency; cancellation or renegotiation of contracts; royalty fees, net profits payments and tax increases or other claims by government entities, including retroactive claims; risk of loss due to disease and other potential endemic health issues; risk of expropriation and nationalization; delays in obtaining or the inability to obtain necessary governmental permits; currency fluctuations; restrictions on the ability of local operating companies to sell gold offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold; limitations on the repatriation of earnings; and increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause the Company to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect the Company’s financial position or results of operations. In addition, the enforcement by the Company of its legal rights in foreign countries, including rights to exploit its properties or utilize its permits and licenses may not be recognized by the court systems in such foreign countries.

IAMGOLD’s operations could be adversely affected by changes in mining laws related to royalties, net profit payments, land and mineral ownership.

IAMGOLD’s operations could be adversely affected by changes in mining laws related to royalties, net profit payments, land and mineral ownership and similar matters.

Major changes to the mining laws of the countries in which IAMGOLD owns mining properties may be considered from time to time. If these legislative changes, which may relate to, among other things, royalty fees or net profit payments, are enacted in the future, they could have a significant effect on the ownership, use, operation and profitability of mining claims that IAMGOLD owns or holds. Any amendment to current laws and regulations governing the rights of leaseholders or the payment of royalties, net profits interests or similar amounts, or more stringent enforcement thereof in countries where IAMGOLD has operations, could have a material adverse impact on IAMGOLD’s financial condition and results of operations.

Operations, particularly those located in emerging countries, are subject to a number of political risks.

The Company currently conducts mining, development and exploration activities in countries with developing economies. These countries and other emerging markets in which we may conduct operations have, from time to time, experienced economic or political instability. It is difficult to predict the future political, social and economic direction of the countries in which we operate, and the impact government decisions may have on our business. Any political or economic instability in the countries in which we currently operate could have a material and adverse effect on our business and results of operations.

Operations in Burkina Faso, Ghana, Mali, Guyana and Suriname are governed by mineral agreements with local governmental authorities that establish the terms and conditions under which the Company’s affairs are conducted. These agreements are subject to international arbitration and cover a number of items, including: duration of mining licenses/operating permits; right to export production; labour matters; right to hold funds in foreign bank accounts and foreign currencies; taxation rates; and right to repatriate capital and profits.

While the governments of most countries the Company operates in have modernized their mining legislation and are generally considered by the Company to be mining friendly, no assurances can be provided that this will continue in the future. The economy and political system of Ecuador, French Guiana, Suriname, Peru, Burkina Faso, Ghana, Botswana and Mali should be considered to be less predictable than in countries such as Canada and the U.S. The possibility that current, or a future, government may adopt substantially different policies or take arbitrary action which might halt exploration, production, extend to the nationalization of private assets or the cancellation of contracts, the cancellation of mining and exploration rights and/or changes in taxation treatment cannot be ruled out, any of which could have a material and adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition.

The Company maintains active communications programs with host governmental authorities and the Canadian government.

The Company’s mining properties are subject to various royalty, carried ownership interests and land payment agreements.

The Company’s mining properties are subject to various royalty, free-carried ownership interests and land payment agreements. Failure by the Company to meet its payment obligations under these agreements could result in the loss of related property interests.

The mining laws of Burkina Faso, Ghana, Mali and Senegal stipulate that should an economic ore body be discovered on a property subject to an exploration permit, a permit that allows processing operations to be undertaken must be issued to the holder. Legislation in these countries currently provides for the relevant government to acquire a free-carried ownership interest, normally of at least 10%, in any mining project. In Ghana, in addition to its current 10% interest, the Government of Ghana has the right to purchase an additional 20% interest in the Damang Gold Mine at fair market price. The requirements of the various governments as to the foreign ownership and control of mining companies may change in a manner which adversely affects the Company.

The operations of the Company require licenses and permits from various governmental authorities to exploit its properties.

The operations of the Company require licenses and permits from various governmental authorities to exploit its properties, and the process for obtaining licenses and permits from governmental authorities often takes an extended period of time and is subject to numerous delays, costs and uncertainties. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company’s operations and profitability. Such licenses and permits are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, suspensions or revocation of permits and licenses and other penalties. There can be no assurance that the Company has been or will be at all times in compliance with all such laws and regulations and with its licenses and permits or that the Company has all required licenses and permits in connection with its operations. The Company may be unable to timely obtain, renew or maintain in the future all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

The Company is subject to the risk of litigation, the causes and costs of which cannot be known.

The Company is subject to litigation arising in the normal course of business and may be involved in disputes with other parties in the future which may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure to comply with disclosure obligations. The results of litigation cannot be predicted with certainty. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operations. See the discussion under the heading “Litigation” under Section 8 of Item III below.

In the event of a dispute involving the foreign operations of the Company, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company’s ability to enforce its rights could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

The Company’s system of internal controls over financial reporting may not detect or uncover all failures of persons within the Company to disclose material information required to be reported or fraudulent acts of a material nature.

The Company documented and tested, during its 2010 fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. Accordingly, the Company’s management does not expect that its internal control over financial reporting will prevent or detect all errors and all fraud. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX.

Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations and may expose the Company to new geographic, political, operating, financial and geological risks.

The Company plans to continue to pursue the acquisition of producing, development and advance stage exploration properties and companies. The search for attractive acquisition opportunities and the completion of suitable transactions are time consuming and expensive, divert management attention away from our existing business and may be unsuccessful. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or share exchange ratio; a material orebody may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

The success of the construction, development and start-up of the Essakane Project by the Company is subject to numerous risk factors.

The Company continued with the construction and development of the Essakane Project. The success of the construction, development and start-up of the Essakane Project by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits (including environmental permits) in connection with the construction of mining facilities and the conduct of mining operations and other operational elements at the Essakane Project. Any delay or failure in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay or failure in connection with the completion and successful operation of the operational elements in connection with the Essakane Project could delay or prevent the construction and startup of the Essakane Project, as planned. There can be no assurance that current or future construction and start-up plans to be implemented by the Company will be successful; that the Company will be able to obtain sufficient funds to finance construction and start-up activities in connection with the Essakane Project; that available personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction of the Essakane Project; that the Company will be able to obtain all necessary governmental approvals and permits; or that the completion of the construction, the start-up costs and the ongoing operating costs associated with the development of the Essakane Project will not be significantly higher than anticipated by the Company. Any of the foregoing factors could materially adversely impact the business, results of operations and financial condition of the Company.

The Company faces certain risks relating to the training of workers and the resettlement of local communities in connection with the Essakane Project.

Additional challenges associated with the development of the Essakane Project include, but are not limited to, securing a bilingual work force, the training of Burkina Faso nationals as skilled mine operators, many of whom will need to be recruited from outside the local area, and the need to resettle approximately 11,300 people. The inability to implement an effective training program on a timely basis could result in delays to the development of the Essakane Project, and could adversely affect mine development and production. In addition to this, any opposition to the resettlement program may cause further delays and costs in the development of the Essakane Project.

Item III     Description of the Business

1.	Mining Activities—Canada

In Canada, the Company indirectly owns interests in the Westwood Project, the Niobec Mine (a producer of niobium and discussed in Section 3 below) and the Doyon and Mouska Gold Mines, the second of which is still in production in Québec.

1.1	Westwood Project

Unless stated otherwise, the information in this section is based upon the technical report (the “Westwood Report”) entitled “NI 43-101 Technical Report: Westwood Project, Québec, Canada” dated February 27, 2009, prepared by Rejean Sirois (Manager, Mining Geology, IAMGOLD Corporation), Daniel Vallières (Manager, Underground Projects, IAMGOLD Corporation) and Pierre Pelletier (Vice President, Metallurgy, IAMGOLD Corporation). The Westwood Report has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Westwood Report which is available for review on SEDAR at www.sedar.com. The Westwood Report is not and shall not be deemed to be incorporated by reference into this Annual Information Form.

i)	Project Description and Location

The Westwood Project, which is indirectly wholly-owned by the Company, is located in the Bousquet Township approximately 40 kilometres east of Rouyn-Noranda, Québec. The Westwood Project is located on the Doyon Gold Mine property, described in subsection 1.2 i) of Item III below. Federal and provincial permits will be required for project approval; however, the approval process may be made easier if the Westwood Project is considered to be an extension of the Doyon Gold Mine. The Westwood Project will use existing mill and water management facilities from the Doyon Gold Mine.

ii)	Accessibility, Climate, Local Infrastructure and Physiography

Access to the Westwood Project is by road from the Doyon Gold Mine. The Westwood Project is at an elevation of about 340 metres, its physiography is relatively flat and it is accessible year round. It is located in a mature forest and power, water and labour are all readily available in the area.

iii)	History

Exploration in the area of the Westwood Project dates back to 1910. In 1980, the Doyon Mine was brought into production by Lac Minerals Ltd. (“Lac”), and Cambior Inc. (“Cambior”) subsequently acquired a 50 per cent interest therein. In 1998, Cambior became the sole owner of the Doyon Gold Mine when it acquired the remaining interest of Barrick Gold Corporation, which had acquired its interest pursuant to its acquisition of Lac. In 2002, Cambior commenced exploration and spent $11.3 million in drilling 50,000 metres and completing 2.6 kilometres of drift development. The Company acquired Cambior in November 2006.

iv)	Geological Setting and Mineralization

The Westwood Project is part of the Doyon-Bousquet-LaRonde (DBL) mining camp. The project is located within the southern Abitibi sub-province, in Archean volcanic and intrusive rocks of the Bousquet Formation. The DBL mining camp hosts two world class deposits: the Doyon and LaRonde-Penna mines and is by far the largest Au-Cu-Zn-Ag producing district in Québec.

The Westwood Project area is underlain by meta-volcanics rocks of the Blake River Group and partly by meta-sediments of the Cadillac and Kewagama Groups. The Mooshla intrusive, a synvolcanic differentiated pluton, intrudes the volcanics in the western part of the property. Stratigraphy generally strikes east-west (100-110°), dips steeply to moderately (70-80°) towards the south and is interpreted to have a southerly facing direction. The regional foliation is sub-parallel to the stratigraphy and vary in intensity from mild to intense. Regional metamorphism is transitional from greenschist to lower amphibolites facies.

Mineralization observed in the DBL camp is mainly associated with units #4 and #5 of the Bousquet Formation and to a lesser extent with the Mosshla intrusive Complex. These rocks host gold-sulphide vein-type mineralization of Zones 1, 2 (sub-units #4.2, #4.3, #4.4) and West (Mooshla Pluton) of the Doyon deposit and gold-rich VMS-type mineralization at the Bousquet (sub-units #4.4, #5.1) and LaRonde, deposits (sub-unit, #5.1, #5.2 and #5.5).

Three distinct mineralized envelopes are identified in the Westwood area. The first two zones (Zone 2 Extension and North Corridor) consist of quartz – pyrite ± chalcopyrite ± sphalerite veins and veinlets within a matrix containing 2 to 10% disseminated pyrite. The vein systems are orientated 085-095°/60-70°S, which is slightly discordant to the regional foliation in both strike and dip. These zones are located within felsic to intermediate volcanic rocks (sub-units #4.3 and #4.4), and associated with a proximal sericite-pyrite-garnet alteration assemblage. The third envelope delineates the Warrenmac-Westwood mineralized corridor, which is located at the same stratigraphic contact on each side of the Bousquet Fault. Both consist of gold-rich pyrite-sphalerite stringers or concentrations with local massive sulphide bands (5-50 centimetres but locally up to 7 metres) and minor gold-bearing sulphide-rich quartz veins/veinlets, all enveloped by a disseminated pyrite-rich alteration halo. Occasional black quartz veins with chalcopyrite traces return gold values, but not systematically. Rocks hosting the Warrenmac-Westwood mineralization are lithologically and geochemically similar to the host rocks of the main sulphide lenses at the LaRonde-Penna mine. East-west sub-horizontal quartz-tourmaline (pyrite) veins are also present but rarely anomalous in gold

v)	Exploration

From the initiation of exploration starting in 2002 to December 2010, a total of 294,000 metres of DD had been completed at the Westwood Project, of which 84,000 metres tested continuity within the known resources and the remaining 210,000 metres targeted extensions to the resources. Holes were collared from both surface (years 2002 to 2009) and the underground exploration (from 2006 to the present) drifts at depths of 360 and 840 metres below surface.

vi)	Sampling and Analysis

Sampling is conducted on intervals selected based on quartz sulphides, veins stringers, sulphide rich concentrations, shearing/deformation, alteration and disseminated sulphides, and the geologists at the Westwood Project are responsible for sample selection. Core is sawed in half with one half sent to the laboratory and the other half kept as a reference in the core box. In areas of definition drilling, samples were first cut in half with one half sent for metallurgical testing and the other half to the lab for assaying. The samples are put into a sample bag, identified by sample number. Typically samples are 1 metre long in the possible high grade zones; outside these zones, sample intervals are 1 metre or 1.5 metres. The analytical quality assurance program includes systematic addition of blank samples, renumbered reject and pulp duplicates and internal reference material standards for each batch of samples sent for analysis. Some reject samples are sent to an external laboratory (Lab Expert of Rouyn, Noranda) for reassaying. In addition, some reject samples are sent to ALS Chemex at Val d’Or for base metal content determination as well as gold and silver assays. A data verification program is in place.

vii)	Drilling

Orbit Garant Drilling has been the drilling contractor on site since 2004. Nine electric drills (from underground) were running between January and December 2010. Hole lengths vary from less than one hundred metres to 2.4 kilometres. Core recovery is usually very good (greater than 95 per cent) except for the main fault zone and sericitic schist intervals where recovery may locally decrease to 50 per cent. Recent test work using the triple-tube method has significantly increased recovery from these zones. Even when the recovery is good, the RQD is generally poor within the main fault zone area. All exploration holes are surveyed, in direction and dip, at the collar and while drilling is in progress. Collar coordinates are obtained in 3D from a total station TCR-1105 (Leica) instrument after the beginning of the hole. Down hole surveys are performed at nominal 50 metre downhole intervals with Reflex or Flexit tools depending on the instrument availability. Down-hole geophysical surveys were not performed in 2010.

viii)	Security of Samples

All samples are sent to the Doyon Gold Mine laboratory. A complete QA/QC program is then incorporated into the mine’s own quality control system. A typical batch of samples sent to the laboratory numbers approximately 150 samples and around 15 to 20 QA/QC samples are inserted into the sample stream.

ix)	Exploration Drilling

The 2008-09 surface exploration drilling campaign covered the area above the 14th level located at a vertical depth of 840 metres on both sides of the Bousquet Fault. The underground exploration drilling tested the continuity and lateral extent of the known mineralized lenses. The definition drilling program targeting Zone 2 delineated greater geological continuity than expected for the mineralization whereas grade distribution appears variable inside individual lenses as predicted. Additional mineralization was delineated closer to surface and at depth, and some isolated intercepts require follow-up. No drilling was carried out to surface in 2010.

The potential to find more resources on both sides of the Bousquet fault is considered good, especially at depth and to the west on the three mineralized corridors. On the eastern side, the boundaries of mineralization require further definition drilling and all known zones remain open at depth. The 2011 exploration program has been designed at closer spacing (80 metres X 80 metres) for shallow depth (500 metres below the 14th level) and greater spacing at further depths. Planned development will provide access for detailed evaluation drilling on Zone 2 and the North Corridor for the same period. The approved budget for 2011 calls for 82,200 metres of drilling.

x)	Mining Operations and Processing

It is planned that the ore will be processed at the existing mill complex at the Doyon Gold Mine and in the first phase only the gold ore will be treated in the mill at a proposed annual rate of 600,000 tonnes per year with the intention to increase this to 850,000 tonnes per year in the fourth year.

The ore will be trucked to the Doyon Gold Mine mill at a distance of approximately 2 kilometres for crushing and then conveyed to ore bins using the existing conveyor system. The existing SAG mill and ball mill will also be utilized. Cyanide destruction will be increased to treat 100 per cent of the tailings. The existing gold recovery circuit will require some repairs and improvements. A new circuit will be set up to remove sulphides in order to begin the restoration work of the tailings in the ponds. Tailings disposal includes the use of desulphurized tailings for reclamation cover materials at the Doyon tailings impoundments, underground paste backfill and in pit disposal.

A bulk sample from the 84-0 level, zone 2-30 of the Westwood project has been processed inside the actual Doyon mill circuit. A total of 8,366 tonnes were processed in July 2009. The results from the bulk sample treatment met all expectations, achieving 96% gold recovery without any problems. Mineral processing and metallurgical testing will continue to be carried out on the different ore zones.

At the end of 2010, the Westwood Project employed 249 employees and 154 contractors.

xi)	Mineral Resources and Mineral Reserves Estimates

Modeling of the 3D mineralized envelopes and block modeling resource estimation is performed using Gemcom GEMS v.6.2.4 software. The interpretation was performed on sections using polylines and then checked on plan views to avoid unexpected changes of direction and to ensure lateral continuity. Extension of the mineralized zones was restricted to a maximum of 50 metres laterally and 100 metres vertically from the drill holes information. Minimum width was set to 2.0 metres (true width) even if the mineralization could be contained within 10 to 25 centimetre veins. The sample length varied from 0.5 metres to 1.5 metres with an average of about one metre. All drill hole assay values are grouped into one composite per drill hole per vein. Based on the log normal distributions and Doyon Gold mine geologists experience, Zone 2 Extension assays were capped to a grade*thickness value of 99 g*m/t which translates into 66 g Au/t over a 1.5 metre length, 99 g Au/t over 1.0 metre or 198 g Au/t over 0.5 metre. North Corridor assays were capped to a grade*thickness value of 60 g*m/t which translates into 40 g Au/t over a 1.5 metre length, 60 g Au/t over 1.0 metre or 120 g Au/t over 0.5 metre. The zones pertaining to the Westwood corridor are usually mineralized on the entire length of the drill hole intersects, therefore all the assay grades were capped at 20 g Au/t except for the WW10, WW17 veins and the Warrenmac massive sulfide lens that were cut at 40 g/t whatever the length of the assay. Specific gravity of 2.85 tonnes per cubic metre was used for the Zone 2 extension and North Corridor lenses based on 80 density tests. During the 2007-2010 drilling campaigns 380 density measurements from the sulfide rich zones (semi-massive to massive mineralization) were completed. The data average is 3.30 tonnes per cubic metre for the semi-massive sulfide and 3.50 t/m³ for the massive sulfide material. Because the Company’s drill holes are too widely spaced, a conservative density of 3.10 tonnes per cubic metre was used to estimate the tonnage of the massive to semi-massive type of mineralization pertaining to the Westwood corridor. Exceptions are vein WW25 (3.7 t/m3) and the Warrenmac massive sulfide lens 3.7 t/m3 where we have enough closely space values to estimate the average density with enough precision.

Assuming a price of $1,000 per ounce for gold and an exchange rate of C$1.05 for each US$1.00, six grams of gold per tonne cut off for resources was used as a base. A development dilution of 33 per cent was added on the development ore while 56 per cent dilution and a 94 per cent mining recovery was added on the production ore.

A proposed production rate of 2,300 tonnes per day or 850,000 tonnes per year was used. Preliminary estimates of operational costs (not including pre-production expenditures) are C$92.94 per tonne.

Total Inferred Resources by Cut-Offs(1)

Cut-Off	Tonnes	Grade	Contained Gold
(g Au/t)	(000)	(g Au/t)	(000 oz)
1.0	24,420	6.6	5,168
2.0	21,117	7.4	5,012
3.0	18,677	8.0	4,811
4.0	15,724	8.8	4,466
5.0	12,231	10.0	3,905
6.0	9,700	11.1	3,467
7.0	7,764	12.2	3,057

Inferred Resources per Zones (Cut-off = 6 g Au/t)

			Grade
Location	Corridor	Tonnes	Gold	Silver	Zinc	Copper	Ounces of Gold	Ounces of Silver	Zinc	Copper
		(000’s)	(g/t)	(g/t)	(%)	(%)	(000’s)	(000’s)	(tonnes)	(tonnes)
East of	Zone 2 Ext	563	11.5				209
Bousquet	North	2,416	11.2				865
Fault	Westwood	1,203	8.1				313
West of	Zone 2 Ext	4,023	11.6				1,502
Bousquet	North	1,040	13.4				450
Fault	Westwood	455	8.7				128

Total		9,700	11.1				3,467

Indicated Resources per Zones (Cut-off = 6 g Au/t)

			Grade
Location	Corridor	Tonnes	Gold	Silver	Zinc	Copper	Ounces of Gold	Ounces of Silver	Zinc	Copper
		(000’s)	(g/t)	(g/t)	(%)	(%)	(000’s)	(000’s)	(tonnes)	(tonnes)
East of	Zone 2 Ext
Bousquet	North
Fault	Westwood
West of	Zone 2	455	13.6				200
Bousquet	North
Fault	Warrenmac	264	8.2	50.1	4.77	0.21	69	425	12,605	556
	Westwood

Total		719	11.6				269	425	12,605	556

Some base metal resources were evaluated using $3.00 per pound for copper and $0.85 per pound for zinc. The total amount of base metal resources is presently insufficient to show proper economic return and thefore is not part of the present study.

Inferred Resources

(Cut-off = 6 g Au/t vs NSR = $100/Tonne)

			Grade
Lens	Cut-off	Tonnes	Gold	Silver	Zinc	Copper	Ounces of Gold	Ounces of Silver	Zinc	Copper
		(000’s)	(g/t)	(g/t)	(%)	(%)	(000’s)	(000’s)	(tonnes)	(tonnes)
Westwood — WW15	6 g Au/t	84	6.5	17.6	1.42	0.08	18	47	1,193	67
	$100 NSR	374	4.8	33.4	2.45	0.14	57	401	9,147	505
Westwood — WW17	6 g Au/t	128	10.4	43.6	6.49	0.17	43	179	222	8311
	$100 NSR	128	10.4	43.6	6.49	0.17	43	179	222	8311
Westwood — WW20	6 g Au/t	43	7.5	24.2	2.55	0.18	11	34	1,107	77
	$100 NSR	338	4.7	16.3	1.13	0.11	51	177	3,822	368
Westwood — WW25	6 g Au/t	26	8.0	55.8	5.03	0.19	7	47	1,312	49
	$100 NSR	238	3.6	40.7	3.75	0.16	28	311	8,920	338

Indicated Resources

(Cut-off = 6 g Au/t vs NSR = $100/Tonne)

			Grade
Lens	Cut-off	Tonnes	Gold	Silver	Zinc	Copper	Ounces of Gold	Ounces of Silver	Zinc	Copper
		(000’s)	(g/t)	(g/t)	(%)	(%)	(000’s)	(000’s)	(tonnes)	(tonnes)
Warrenmac	6 g Au/t	264	8.2	50.1	4.77	0.21	69	425	12,605	556
	$100 NSR	303	7.8	47.9	4.78	0.20	76	467	14,501	606

Note:

(1)	Although “measured resources”, “indicated resources” and “inferred resources” are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations, however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards”.
(2)	All zones are estimated using a minimum of 2.0 metre true width and each individual lenses are capped to a maximum of 15 g Au/t.

xii)	Financial Evaluation

A preliminary assessment (“Preliminary Assessment”) was completed to determine the economic viability of the Westwood Project. The base case was estimated using a gold price of $850 per ounce, a copper price of $2.50 per pound and a zinc price of $1.00 per pound. The exchange rate from US dollars to Canadian dollars was fixed at C$1.15 for each US$1.00. The production is no longer subject to Barrick Gold Corporation’s participation royalty previously held on the Doyon Mine. Total production of 3.0 million ounces of gold is expected to generate net revenues estimated at C$3.0 billion.

The operating costs and sustaining capital total C$1,224 million and C$327 million respectively. Cash flows are made before taxes and have been made on the basis of project years. They exclude any element or impact of debt financing. A summary of the Preliminary Assessment is set out in the following table.

Economic Evaluation starting January 1st, 2009

Tonnes Mined		13,167,641
Tonnes Milled		13,167,641
Gold Production (oz)		2,973,005
Gold Revenues (C$000)		2,948,805

	$/t milled	(C$000)
Mining	67.85	893,393
Processing	18.91	249,045
Administration	6.18	81,361
Total Operating Costs	92.94	1,223,799
Operating Cash Flow		1,733,533
Capital Expenditures		460,961
Sustaining Capital		326,801
Net Cash Flow (Before Tax)		945,772

xiii)	Environment

As at December 31, 2010, the recorded amount of estimated restoration and closure costs for the property was $1.2 million, representing the discounted costs. The undiscounted cost of estimated restoration and closure costs for the property was $2.5 million. The Preliminary Assessment provides for C$15 million in restoration and closure costs at the end of the project.

Cautionary Note to Investors Concerning Preliminary Assessment

There has been insufficient work to date to define a NI 43-101 compliant measured or indicated mineral resource for the Westwood Project. Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource with continued exploration. The Preliminary Assessment set out above is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment set out above will be realized.

1.2	Doyon Division - Doyon and Mouska Gold Mines

i)	Property Description and Location

The Doyon Division is comprised of the Doyon and Mouska underground mines, located approximately 40 kilometres east of Rouyn-Noranda, in the Province of Québec, Canada. The Doyon Division covers an area of approximately 2,785 hectares and is situated on the prolific Cadillac-Bousquet gold belt in the Abitibi region. The Doyon Division mines are held 100% by the Company. The Doyon mine property has a total surface area of approximately 20 square kilometres (1,993 hectares) and consists of

116 claims, one mining lease and three tailings leases. Mining and tailings leases are paid annually against a payment of about $66,000 per year. The mining lease was renewed for a 10-year period until July 2, 2020.

The Mouska property is adjacent to the western border of the Doyon property. This 792 hectare property is held through 22 claims and two mining leases, one expiring on August 6, 2011, but is in the process of being renewed for an additional 10 years and the second on April 5, 2018. The property’s production is subject to two royalties. The first, a 2% royalty on the value of gold recovered is payable to Franco-Nevada Corporation. The second royalty is a 0.2% royalty on gold produced, payable to the estate of an individual.

ii)	Accessibility, Local Resources and Infrastructure

The mines of the Doyon Division are readily accessible by existing paved roads and benefit from available water supply and electric power supply sources. The Doyon Gold Mine facilities and equipment include a conventional mill equipped with a SAG mill and cyanidation, CIP and copper flotation processing facilities, a high-density sludge plant, a water treatment plant, a tailings pond and settling pond (both allowing for natural degradation of the cyanide, decanting and recirculation of the water used in milling), electrical and mechanical maintenance shops and a headframe, mechanized mobile underground equipment, as well as a warehouse, a paste backfill plant and an administrative building. The Doyon Gold Mine ceased operation in 2009. Surface infrastructure is being maintained during restoration of the site for treatment of the Mouska ore, and to facilitate construction at the Westwood Project.

Mouska Gold Mine’s principal facilities include a headframe, a service building housing electrical and mechanical shops and an administrative office. All of the ore mined is processed at the Doyon milling facilities. Access to underground is via a main shaft of 485 metres and an internal shaft of 560 metres. The internal shaft is located 1.2 kilometres east from the main shaft. A ramp is located near the internal shaft on Level 15 to access reserves at depth.

iii)	Geological Setting and Mineralization

The Doyon Division lies in the southern portion of the Archean Abitibi volcanic belt within the Bousquet Formation of the Blake River Group (“BRG”), otherwise known as the Cadillac-Bousquet gold belt in the Abitibi region of Québec. The stratigraphy trends east-west and dips steeply to the south. The BRG is overlain to the north by sedimentary rocks of the Kewagama Group and overlies sedimentary rocks of the Cadillac Group to the south. The contacts between the BRG and the adjacent sedimentary groups are characterised by extensive zones of deformation. The Mooshla intrusive, a synvolcanic differentiated pluton, intrudes on the BRG volcanic rocks.

The Cadillac-Bousquet belt is one of the largest gold producing districts of the Abitibi greenstone belt, Québec’s most productive metal mining region. The belt hosts several large deposits including La Ronde, Bousquet 2, Bousquet 1, Doyon and Mouska. These deposits lie within the intensely altered and deformed corridor of the BRG known as the

Doyon-Dumagami deformation zone. Current reserves and resources combined with historical production from these mines exceed 21 million ounces of gold.

The Doyon gold deposit is dominated by vein-type mineralization, with the main mineralized veins averaging several centimetres in thickness. Vein assemblages typically comprise varying proportions of pyrite, quartz, chalcopyrite, carbonate and gold. The deposit can be divided into three parts: Zone 1, Zone 2 and West Zone. Zones 1 and 2 occur exclusively within volcanic rocks whereas West Zone mineralization is hosted by the Mooshla intrusive.

The Mouska deposit is hosted by volcanic and plutonic rocks of the Blake River Group. Volcanic rocks dominate and are primarily basaltic to andesitic in composition. Economic mineralization is associated with laterally and vertically continuous narrow quartz veins of less than one metre in thickness. Veins strike ESE, dip sub-vertically and contain 5-15% pyrite-pyrrhotite and 5-10% chalcopyrite. Economic lenses occur in andesitic volcanics and in the Mooshla intrusive, which occupies the south-eastern third of the property. The intrusive hosts the current known reserves and has the best potential for resource expansion.

iv)	Drilling, Sampling and Analysis, and Security of Samples

All drill collars are surveyed and down hole surveys are conducted in exploration holes. The logging and sampling of drill holes are carried out in accordance with industry standards. Exploration core is split and mineralized zones sampled on 0.5 to 1.5 metre lengths. Whole core is usually sampled in areas of definition drilling. In unmineralized areas, sample lengths may be up to 3.0 metres. Most core samples are assayed at the Doyon Division laboratory. Samples from mineralized areas are assayed by fire assay method while unmineralized samples are assayed by atomic absorption (“A.A.”). All values greater than 3.0 g Au/t obtained with the A.A. method are redone by fire assay.

At Mouska mine all samples are assayed by fire assay method with “A.A.” finish and all values greater than 3.0 g Au/t obtained with the previous method are redone in double by fire assay by gravity finish.

The quality assurance procedures and assay protocols followed at the Doyon Division mines conform to industry-accepted quality control methods. The QA-QC program at the Doyon Division includes assaying of re-numbered pulps and rejects and the addition of standards and blanks by the geology department. Pulps and rejects are routinely submitted to a commercial laboratory for external check assays.

v)	Mineral Resources and Reserves

Information on mineral resources and reserves is provided in Section 5 below. Patrice Simard and Armand Savoie, both acting as,”qualified persons” for the purposes of NI 43-101 are responsible for all mineral resource and mineral reserve estimates, for the Doyon Gold Mine, as at December 31, 2010. For the Mouska Gold Mine, Pierre Lévesque, Head of Geology, “qualified person” for the purposes of NI 43-101 is responsible for all mineral resource and mineral reserve estimates, as at December 31, 2010.

vi)	Mining Operations

The Mouska Gold Mine has recently made the transition to sub-level stoping with paste fill, although shrinkage mining may be used in some cases. All ore is processed on site. The 2,300 tonnes per day Doyon plant uses the CIL and CIP process to recover gold and produce gold bullion. In 2010, an estimated 750 metric tonnes of copper concentrate will be produced by flotation from the Mouska ore and shipped to the Horne Smelter in Rouyn-Noranda for copper refining. Copper is a by-product and is credited against Mouska’s production costs. The production of the Mouska Gold Mine is expected to be approximately 25,000 to 30,000 ounces in 2011. As a cost savings initiative, the ore mined from Mouska will be stockpiled and batch processed in Q4 2011. No processing is planned for the first half of 2011. Based on mineral reserves as at December 31, 2010, the Mouska Gold Mine is expected to continue in operation until 2012.

The following table indicates operating information for the Doyon Division for the last two years.

DOYON DIVISION	2010	2009
Gold Production (Ounces)	33,000	109,000
Tonnage milled (tonnes)	61,000	388,000
Grade milled (g Au/t)	13.4	8.8
Recovery (%)	96	96

Information on mineral resources and reserves is provided in Section 5 below.

Hourly employees at the Doyon Division are unionized. The collective agreements regarding employment of hourly employees expire on November 30, 2011 for the Doyon Gold Mine and October 17, 2010 for the Mouska Gold Mine. At the end of 2010, the Doyon Division employed approximately 152 individuals and 38 contractors.

vii)	Environment

The EMS for the Doyon Division and Westwood project are certified under the 2004 revision of the ISO 14001 Standard and remains in compliance with the certification. The Doyon Division successfully passed the ISO 14001 recertification audit in November 2010.

The EMS is built on a database describing operational activities and their impacts or risks on the environment. Operational procedures aim at controlling said activities to minimize said impacts. Continuous improvement of environmental performance is obtained through programs with objectives and targets. Emergency response plans and closure plans for reclamation are also prepared.

An update of the closure plan for Doyon, including Westwood was submitted to the Québec Government in March 2010. As at December 31, 2010, the recorded amount of estimated restoration and closure costs for the property was $63.0 million, representing the discounted costs. The undiscounted cost of estimated restoration and closure costs for the property was $115.9 million, of which $18.2 million is currently funded through letters of credit under the Company’s 2010 Letter of Credit Facility.

viii)	Exploration and Development

In 2009, the Westwood Project capital expenditures were charged to the Westwood Project, a part of the Doyon Division. The majority of exploration expenditures for the Division, including the Mooshla Project, the Mouska Deep Project and the Doyon Deep Extension Project were expensed directly by the mines. Work was initiated in 2005 on the Mooshla Project by developing access from the underground workings of the Mouska Gold Mine. The exploration drift was completed in 2008, and exploration performed at Mooshla in 2009 was comprised of 4,670 metres of exploration drilling for an investment of $645,471. No further exploration work is planned at the Mooshla Project at this time.

In 2010, exploration at the Mouska Gold Mine comprised approximately 13,600 metres of DD on several targets, including the 47 and 50-South lenses below Level 15, for a total cost of $0.9 million. This work resulted in a transfer of 94,000 tonnes with a grade of 12.3 g Au/t to reserves and a reclassification of 54,000 tonnes with a grade of 8.1 g Au/t to measured and indicated resources; the majority of these tonnes were previously classified as inferred resources. Finally, an additional 166,000 tonnes of inferred resources with a grade of 8.9 g Au/t were added in the zones 47 and 50 South. At the Mouska Gold Mine, additional underground development is under way to access these recently defined reserves and resources.

From the Doyon Gold Mine, the Doyon Deep Extension project was an exploration program designed to test the Doyon structures below the existing shaft. A total of 7,486 metres of DD were completed for C$854,782 in 2009. No work of drilling was carried out in 2010. Follow-up drilling on the remaining potential is scheduled for 2011-12 when access from the Westwood Project underground development workings will be available.

ix)	Taxation

The Company’s Canadian operations are subject to federal and provincial income taxes. In March 2010, the Government of Québec passed amendments to the Québec mining duty regime which increased the statutory rate from 12% to 16%. Additional tax information is provided in Section 6.5 below.

2.	Mining Activities – International

2.1	Africa: Burkina Faso – Essakane Gold Mine

Unless stated otherwise, the information in the sections below (other than the information under the headings “Essakane Mining Convention” and “Mining Legislation”) are based upon the technical report (the “Essakane Report”) entitled “IAMGOLD Corporation: Updated Feasibility Study — Essakane Gold Project, Burkina Faso” dated March 3, 2009 (effective June 3, 2008), prepared by Louis Gignac (President, G Mining Services Inc.), Ian Glacken (Principal Consultant, Optiro Pty Ltd.), John Hawxby (Senior Project Manager, GRD Minproc (Pty) Ltd.), Louis-Pierre Gignac (Senior Mining Engineer, G Mining Services Inc.), and Philip Bedell (Principal, Golder Associates Ltd.). The Essakane Report has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Essakane Report which is available for review on SEDAR at www.sedar.com. The Essakane Report is not and shall not be deemed to be incorporated by reference into this Annual Information Form.

i)	Mining Legislation and Permits

The permits comprising the Essakane Project are subject to the Mining Law no. 031-2003/AN dated May 8, 2003 of Burkina Faso (the “Burkina Faso Mining Law”). The Essakane Exploration Permits (defined in Section 2.1 ii) of Item III below) are considered to be exploration permits as defined under the Burkina Faso Mining Law. The Burkina Faso Mining Law gives the exploration permit holder the exclusive right to explore for the minerals requested on the surface and in the subsurface within the boundaries of the exploration permit.

The exploration permit also gives the holder the exclusive right, at any time, to convert the exploration permit into a mining exploitation permit in accordance with the law. Exploration permits are valid for a period of three years from date of issue and may be renewed for two more consecutive terms of three years each for a total of nine years. Mining permits are valid for an initial period of twenty years and are renewable for five-year periods on an exclusive basis, until the deposit is exhausted. Pursuant to Article 21 of the Burkina Faso Mining Law, mining permits are treated as real property rights with complete right of mortgage and liens. Both exploration and mining permits are transferable rights subject to the consent of the Ministry of Mines of Burkina Faso. Pursuant to article 78 of the law, only holders of mining exploitation permits are required to maintain a fiduciary account with an accredited bank to hold funds for reclamation of mining properties. As a result, Essakane SA is required to maintain a reserve for future reclamation in connection with the Essakane Mining Permit (defined below). The Burkina Faso Mining Law also guarantees a stable fiscal regime for the life of any mine developed. The Burkina Faso Mining Law also provides that work toward development and mining must be started within two years from the date a mining permit is granted and must conform to the feasibility study.

All mining exploitation permits in Burkina Faso are subject to a ten per cent carried interest and, until recently, a three per cent royalty on gold produced in favour of the Government of Burkina Faso once a mining convention is signed and an exploitation license is awarded by the government. In December 2010, the Government of Burkina Faso issued a “decret” which adopted a graduated basis for calculating the royalty based on the prevailing gold price.

Under the new formula, the royalty rate is set at 3% if the gold price is less than or equal to $1,000; 4% if the gold price lies between $1,000 and $1,300, and 5% if the gold price is greater than $1,300.

The mining convention guarantees stabilization of financial and customs regulations and rates during the period of the exploitation to reflect the rates in place at the date of signing. The Burkina Faso Mining Law states that no new taxes can be imposed with the exception of mining duties, taxes and royalties. However, the title holder can benefit from any reductions of tax rates during the life of the exploitation license.

ii)	Property Description and Location

The Essakane Project straddles the boundary of the Oudalan and Seno provinces in the Sahel region of Burkina Faso and is approximately 330 kilometres northeast of the capital, Ouagadougou. It is situated some 42 kilometres east of the nearest large town and the provincial capital of Oudalan, Gorom-Gorom, and near the village of Falagountou to the east. All the Essakane Exploration Permits are located on contiguous ground.

The Essakane main zone deposit (the “EMZ deposit”) and the Falagountou resource are located within a 100.2 square kilometre permit area as described below in Section 2.1 iii) of Item III below. The permit area is surrounded by six exploration permits (the “Essakane Exploration Permits”) totalling 1,283 square kilometres. Five of the six Essakane Exploration Permits are new permits granted by the Ministry of Mines in November 2009 for an initial three-year term ending November 2012, and subject to further renewal. The sixth Essakane Exploration Permit was renewed in October 2009 for a second three-year term subject to renewal in October 2012.

iii)	Type of Mineral Tenure

Each of the Essakane Exploration Permits has been granted by the Minister of Mines, Quarries and Energy pursuant to the Burkina Faso Mining Law. The Essakane Exploration Permits are in good standing. Pursuant to the Burkina Faso Mining Law, each mining exploitation permit application requires a separate feasibility study but there is precedent in Burkina Faso for variations to this rule. The total entitlement of an exploration permit is nine years. Exploration permits are guaranteed by the Burkina Faso Mining Laws, provided the permit holder complies with annual exploration expenditures and reporting requirements. The Burkina Faso Mining Law provides for an exploration permit to be superseded by a mining permit.

Essakane S.A. is a Burkinabe company created for the purpose of developing and operating the Essakane Project. IMG-BF (formerly Orezone Resources) owned 90 per cent of the outstanding shares of Essakane S.A. through its wholly-owned subsidiaries Essakane (BVI) Limited and IAMGOLD Essakane Limited (formerly Orezone Essakane Limited), while the Government of Burkina Faso has a ten percent free-carried interest in the outstanding shares in Essakane S.A. and a graduated royalty varying between 3% and 5% based on the market price of gold from production. The ten per cent interest of the Government of Burkina Faso is a carried interest. The Government of Burkina Faso also collects various taxes and duties on the imports of fuels, supplies, equipments and outside services as specified in the Burkina Faso Mining Law.

iv)	Essakane Mining Convention

In July 2008, subsequent to the date of the Essakane Report, the mining convention (the “Essakane Mining Convention”) for the Essakane Project was signed by the Minister of Mines and Energy for Burkina Faso and Essakane S.A. Pursuant to a condition contained in a bridge loan facility agreement entered into by Orezone Essakane Limited, Essakane S.A. was required to re-execute the Essakane Mining Convention in September 2008. The Essakane Mining Convention acts as a stability agreement in respect of mining operations by, among other things, transferring the state-owned mineral rights to a mining company. The Essakane Mining Convention clarifies the application of the provisions of the Burkina Faso Mining Law with respect to Essakane S.A. by describing the Government of Burkina Faso’s commitments and operational tax regime and the obligations of Essakane S.A. to the Government of Burkina Faso. The Essakane Mining Convention cannot be changed without the mutual agreement of both parties. Pursuant to the Essakane Mining Convention, Essakane S.A. is to carry out its operations in furtherance of, and in accordance with, the 2007 Essakane Feasibility Study and the Environmental Assessment. The Essakane Mining Convention is valid from the date of issuance for a period of 20 years and is renewable for the full life of the Essakane Mining Permit. Thereafter, the Essakane Mining Convention is renewable at the request of either of Essakane S.A. or the Government of Burkina Faso for one or more periods of ten years each, subject to the provisions of the Burkina Faso Mining Law.

The Essakane Mining Convention stabilizes and governs specific details relating to fiscal policy, taxation, employment, land and mining guarantees, customs and currency exchange regulations and environmental protection in accordance with the Burkina Faso Mining Law.

In accordance with Burkina Faso’s statutory requirements and international best practices, the Environmental Assessment had been submitted to the Burkina Faso Minister of Environment on August 8, 2007. After review and public consultations, the Environmental permit (the “Essakane Environmental Permit”) for the Essakane Project was issued by the Minister of the Environment on November 30, 2007.

The Essakane Project resulted in the displacement of approximately 11,300 people living in 2,562 households in the Essakane Project area. A resettlement action plan (the “RAP”) was developed and approved in consultation with the community to address the resettlement of these people. The RAP describes the policies, procedures, compensation rates, mitigation measures and schedule for resettlement. The approach to involuntary resettlement is consistent with the International Financial Corporation’s Performance Standards on Environmental and Social Sustainability and Essakane will adopt a collaborative approach involving the Government of Burkina Faso and the affected communities. Construction of resettlement villages commenced in October 2008 and was completed in 2009.

v)	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Essakane Project area and specifically the area surrounding the EMZ deposit are characterized by relatively flat terrain sloping gently towards the Gorouol River to the north of the EMZ deposit. Vegetation consists mostly of light scrub and seasonal grasses. Access to and from the capital Ouagadougou is by paved road and then by laterite road and within the exploration permits, access is by way of local tracks and paths. The derelict heap leach pad and plant operated by Compagnie d’Exploitation des Mines d’Or du Burkina (“CEMOB”) in the 1990s is located one kilometre east of the EMZ deposit and contains approximately one million tonnes of leached material.

The Essakane Project is approximately 330 kilometres north-east of the capital, Ouagadougou. As discussed above under the heading “Essakane Mining Convention”, some 2,562 households totalling 11,300 individuals live within the Essakane Project footprint or will be economically affected by the Essakane Project. There are no major commercial activities in the project area and economic activity is confined to subsistence farming and artisanal mining. There are no operating rail links and all transport is by road. The climate is typically sahelian and with the temperature ranging from 50oC to 10oC. A wet season occurs between late May and September. Surface rights in the area of the Essakane Mining Permit belong to the State of Burkina Faso. Utilisation of the surface rights is granted by the Essakane Mining Permit under condition that the current users are properly compensated. Electricity to the exploration site is provided by on-site diesel generators; satellite communication is also available at the Essakane site. Water is pumped from wells (boreholes) in sufficient quantities for exploration drilling and the exploration camp. A 26 megawatt power plant, fuelled with heavy fuel oil was built for the production phase. The main sources of water are the Gorouol River during the rainy season and well fields around the Essakane pit and near the Gorouol River.

Essakane S.A. has initiated local training programs for artisans. It is envisaged that unskilled labour will be sourced locally with skilled labour drawn from Burkina Faso at large. It is expected that some 90-150 expatriates from North America and Europe will be required in the initial years of production, but that number will decrease as Burkinabe workers acquire the expertise and experience to replace the expatriate employees.

The tailings storage facility is located southwest of the surface mine and processing plant. The mine waste storage facility is located mainly west of the surface mine, and a smaller waste dump will also be located east of the surface mine.

Approximately one million tonnes of material on the existing CEMOB heap leach pad from previous mining operations may be processed during the production phase. Currently, there is no plan for heap leaching at the Essakane Project in the future.

vi)	History

The EMZ deposit has been an active artisanal mining site since 1985. Heap leach processing of gravity rejects from the artisanal winnowing and washings was carried out by CEMOB in the period 1992-1999. From available records located in Burkina Faso, CEMOB placed 1.01 million tonnes of material at an average grade of 1.9 grams of gold per tonne and achieved 73 percent recovery. It is estimated that 250,000 ounces of gold has been extracted from the local area since 1992. At its peak, up to 25,000 miners worked the EMZ deposit.

A company named Société Filière Or (“SFO”) was formed in which the Government of Burkina Faso held a 10 percent interest. SFO controlled all mining and processing. During this period, the Bureau des Mines et de la Géologie du Burkina undertook regional mapping and geochemical programs and arranged and financed the program of heap leach test work between 1989 and 1991. The plant was constructed in 1992 and produced 18,000 ounces in 1993 but averaged between 3,000 and 5,000 ounces per year. Serious efforts were also made to leach saprolite from the EMZ deposit but, based on verbal accounts, leaching failed because of high cement consumption and solution blinding in the heaps.

CEMOB was granted the Essakane mining research permit in 1991. The permit covered most of the area which is now included within the Essakane Project (excluding the Gomo permit). BHP Minerals International Exploration Inc. (“BHP”) assisted CEMOB and explored the area from 1993 to 1996 under a proposed joint venture earn-in. BHP excavated and sampled 26 trenches (for 4,903 metres) along the EMZ deposit. Scout reverse circulation drilling was completed (including on the Falagountou and Gossey prospects), followed by reverse circulation drilling (7,949 metres of vertical holes on a 100 metre by 50 metre grid) and a few diamond drill holes (1,510 metres) in the main area of artisanal mining on the EMZ deposit.

Upon CEMOB going into liquidation in 1996, Coronation International Mining Corporation (“CIMC”) secured title and in July 2000 six new Essakane licenses were granted to CIMC. In September 2000, CIMC entered into an option agreement with Ranger Minerals (“Ranger”) pursuant to which Ranger undertook an exploration program, focusing on intensive rotary air blast and reverse circulation drilling of an oxide resource between October 2000 and June 2001. Rotary air blast drilling (12,867 metres) was used to locate drill targets at Essakane North, Essakane South, Falagountou and Gossey. Follow up reverse circulation drilling at the EMZ deposit amounting to 22,393 metres was completed along with 1,070 metres of diamond drill twins and extensions. Ranger mapped and sampled veins in the BHP trenches and decided to drill toward local grid east at a dip of –60 degrees.

In April 2007, Orezone Resources, Orezone Inc., Orezone Essakane Limited, Gold Fields Essakane (BVI) Limited (“GF BVI”), Orogen and Essakane (BVI) Limited entered into a members agreement which gave effect to the terms of an option agreement and also set out the terms and conditions on which the parties would form a joint venture. As GF BVI earned a 50 percent interest in Essakane (BVI) Limited by spending the requisite $8 million on exploration. It increased its ownership to 60 percent in the Essakane Project when it gained a further ten percent interest in Essakane (BVI) Limited having completed an Essakane Feasibility Study on September 11, 2007. In October 2007, Orezone Resources entered into an agreement with Gold Fields to acquire its 60 percent interest in the Essakane Project in consideration for $200 million, with $150 million in cash and $50 million in Orezone Resources Shares. The transaction closed on November 26, 2007 and Orezone Resources became the operator and owner of a 100 percent interest in the Essakane Project subject to the interest of the Burkina Faso government.

After obtaining the Essakane Environmental Permit, and concluding an agreement with the local population discussed above under the heading “Essakane Mining Convention”, the Essakane Mining Permit was granted, which resulted in the transfer of the Essakane Project to Essakane S.A. See “General Development of the Business — Three Year History” for a description of the acquisition of Orezone Resources by IAMGOLD.

Previous exploration of the EMZ has been completed by CEMOB, BHP, Ranger, Orezone Resources and Gold Fields and can be summarized as follows:

•	Trenching by CEMOB in the early 1990s, a total of five trenches (705 metres) were excavated;

•

Trenching, RC and DD, airborne geophysics and mapping by BHP in 1995 and 1996: a total of 25 trenches (1,445 metres), 117 vertical RC holes (5,732 metres) and 9 DD holes (1,510 metres) inclined at 60 degrees to local grid west were completed.

•

RAB and RC drilling and DD by Ranger between 2000 and 2001: a total of 21 RAB holes (541 metres) 239 RC holes (19,777 metres) and 15 DD holes (2,131 metres) were completed. All holes were inclined at 60 degrees to local grid east.

•

DD and RC drilling, trenching, mapping and assaying by Orezone Resources between 2003 and 2005: a total of 44 RAB holes (1,275 metres), 658 RC holes (63,572 metres), 211 DD tails (35,064 metres) and 56 DD holes (7,245 metres) were drilled at various angles but predominantly vertical.

•

RC and AC drilling, DD and assaying by Gold Fields since January 2006: total drilling amounts to 69,251 metres. Holes were inclined to local grid east or west depending on the collar position in relation to the EMZ deposit fold axis.

Generally the holes were inclined at 60 degrees to grid east. The AC drilling holes were vertical and inclined holes, drilled to bit refusal on condemnation programs at the Essakane Project site and on regional exploration programs on the surrounding permits. Geotechnical drilling comprised DD and RC drilling at the expected highwall positions of the EMZ deposit design pit shell.

Orezone Resources was the project operator at the Essakane Project from July 2002 through December 2005. The 2006 project development exploration program on the deposit was carried out by Gold Fields and focused on quality of gold assay, quality of geological modelling and quality of mineral resource estimate.

vii)	Geological Setting

The Essakane Project occurs in the Paleoproterozoic Gorouol greenstone belt in northern Burkina Faso. The local stratigraphy can be subdivided into a succession of lower-greenschist facies meta-sediments (argillites, arenites and volcaniclastics), conglomerate and subordinate felsic volcanics, and an overlying Tarkwaian-like succession comprising siliciclastic meta-sediments and conglomerate. Each succession contains intercalated mafic intrusive units that collectively comprise up to forty percent of the total stratigraphic section.

The region preserves evidence for at least two regional deformational events. D1 structural elements such as the Essakane host anticline are refolded by a series of NNE-trending F2 folds. Later localized deformation occurs near the margin of a calc-alkaline batholith in the south of the project area. The Markoye Fault trends NNE through the western portion of the project area and separates the Paleoproterozoic rocks from an older granite-gneiss terrane to the west.

viii)	Mineralization

Essakane is an orogenic gold deposit characterized by quartz-carbonate stockwork vein arrays and is hosted within the lower meta-sedimentary sequence. The deposit occurs in an upright asymmetric anticline that plunges shallowly to the northwest. The highest concentration of quartz veins and gold mineralization occurs in the 50-70m thick ‘main arenite unit’, and spatially in the hinge zone and eastern fold limb of the host anticline.

There are two distinct structural controls on gold mineralization: (i) gold associated with bedding parallel deformation; and (ii) gold associated with structures formed by the anticlinal folding event. The vein arrays are complex and consist of: (i) early bedding parallel laminated quartz veins; (ii) late steeply dipping extensional quartz veins; (iii) axial planar veins and pressure solution seams in the fold axial zone.

Alteration in the host arenite unit typically consists of a sericite > carbonate > silica ± albite ± arsenopyrite ± pyrite assemblage. Arsenopyrite and pyrite occur within and adjacent to quartz veins or are disseminated throughout areas of wallrock alteration. Traces of chalcopyrite, pyrrhotite, galena and hematite can occur with the arsenopyrite. Gold occurs as free particles within the veins and also as intergrowths in arsenopyrite on vein margins or in the host rocks. The regolith profile within the deposit area consists of one to three metres of laterite, a 30 to 50 metre thick upper saprolite zone and a 10 to 30 metre thick lower saprolite zone that is underlain by competent rock. The Essakane deposit has a strike length of 2,500 metres and is open to the north, although economic mineralization follows the fold plunge to become progressively deeper.

ix)	Drilling

Orezone Resources and Gold Fields drilled 20,364 metres of oriented HQ diameter core between September 2005 and June 2006 for the project development and feasibility study program. The objectives were to infill drill to upgrade inferred resources, expand the resource inventory and better understand the geology and controls on mineralization to advance geological modelling and improve the quality of assay samples.

x)	Sampling Method

Most of the 2006 drill holes were sampled as one metre lengths of full core. The first one kilogram assay sub-sample was split out only after the sample had been crushed to 80 per cent passing 2 millimetres. The entire one kilogram sub-sample aliquot was pulverized to 90 percent passing 75 microns and assayed without further sub-sampling. Reverse circulation drilling during 2006 was mainly used as a pre-collar to diamond drill holes. Drilling changed to diamond drilling as soon as wet samples were returned generally at a depth of 45 to 50 metres. All operators sampled the 5 1/4 to 5 1/2 inch reverse circulation holes at 1 metre intervals at the drill rig. The full 20 to 40 kilogram RC samples were reduced to 3 to 5 kilograms with an 8 to 1 riffle splitting. This was subsequently changed in 2006 to use rotor splitters to split out a 1 kilogram sample which was pulverized to 90 percent passing 75 microns and assayed by LeachWELL rapid cyanide leach. The one kilogram splits were pulverized and bagged under full time SGS management and transported to SGS Tarkwa in Ghana in sealed bags. The bags were sealed with metal clips and placed in large calico grain bags which were tied off. Gold Fields supplied a full time geologist to SGS Tarkwa to receive the samples at Tarkwa and manage the unloading and sample preparation process. A small number of assays were completed by SGS Burkina Faso in Ouagadougou in 2007.

Gold Fields completed a range of bottle roll leach and gravity concentration tests in late 2005 and demonstrated that the previous BLEG and LeachWELL bottle roll assays were biased low because of anomalously poor dissolution of coarse gold. Gold Fields introduced a comprehensive QA/QC system involving insertion of certified standard reference materials supplied by RockLabs. Coarse quartz blanks were inserted as well. An umpire check assay process was also used by Gold Fields.

xi)	Data Verification

A significant proportion of the assay data for the Essakane Project has been generated by previous operators. However, much of this historical data was generated either with inadequate QA/QC measures in place, or uncertified reference materials were used, and thus made the quality control measures equivocal. RSG Global completed a review of the recorded quality control data for the Essakane pre-feasibility study. The key findings of this review are summarized below:

•	The use of uncertified (unaccredited) standards should be discontinued; the use of 250 gram standards for BLEG and LeachWELL cyanide leach assays should be examined.

•	Orezone standards appear to have been mixed up during laboratory submission; much of Orezone standard data appears unusable.

•	The Abilabs QA/QC results appear to be substandard.

•	A bias between BHP FA (ITS FAA) and BLEG assays may be the result of incomplete dissolution during the BLEG process.

•

Indications exist that unaccounted gold is present within samples that report BLEG results less than 1.0 grams of gold per tonne; this suggests that tails samples should be taken for all BLEG samples greater than 0.5 grams of gold per tonne.

•	Heterogeneity test work should be undertaken to optimise the sub-sampling protocol.

xii)	Mineral Processing and Metallurgical Testing

At an early stage in 2005 it was determined that a conventional crushing, milling, carbon in leach gold plant would be required and extensive leaching tests were conducted on various ore types.

xiii)	Mining Operations

Mining is carried out using a conventional drill, blast, load and haul surface mining method with an owner fleet. Annual mining rates will be at 32 million tonnes per year for the first four years of operation after which it decreases to 25 million tonnes per year and stabilizes at 15 million tonnes per year thereafter. The weathered zones will continue to be sequentially mined over the life of the operation commencing with the saprolite and benches will be on six metre heights. Grade control samples are collected using reverse circulation drills and drill rigs will be used for drilling production blast holes. Loading is accomplished with hydraulic excavators and wheel loaders. The truck fleet is composed of fourteen 140 ton class and five 100 ton class trucks. Tailing ponds have been constructed and commissioned for tailings disposal.

Ore to the plant is a blend of the three weathered types commencing predominantly with saprolite and transition (saprock) for the first three years. Fresh rock mill feed will gradually increase from Year 4 onward. Milling rates will be at 7.5-8 million tonnes per year for the first three years of operation, 6.5 million tonnes per year for the fourth year, and 5.4 million tonnes per year thereafter when mill feed is entirely fresh rock. The great majority of waste material is being stored in the main overburden storage facility. Other mining infrastructure involves a mine office complex (mine offices, change house and canteen), equipment workshop with overhead cranes integrated to the main warehouse and external wash down bays, blasting and explosives compound including magazines, diesel storage and dispensing facility and a drill core storage facility. The operating costs have been determined for two ore types, namely the saprolite ore and fresh rock arenite/argillite ore. The operating cost for the transition ore type is determined by averaging the process cost for the oxide and fresh ore.

The proposed tailings storage facility has an overall base of some 450 hectares and was developed in stages concurrent with mine production using thickened tailings disposal with full capacity to suit the current LOM. Mine haul roads are 20 metres wide and constructed by the mining department to support the 140 tonne mine haul trucks. The mine village was built from prefabricated structures and this village was initially used as the construction camp. The site has a satellite communications system. Two office complexes are located in the mine plant area, one to service mine operations and maintenance and the other reserved for construction management and administrative services. The main warehouse is attached to the mine maintenance shops and includes a sizeable storage yard.

General services are an essential component to the success of the project. Because of the remoteness and complex logistics of the project coupled with the limited services available in Burkina Faso, the scope and extension of the general services department to support construction and subsequently production is very substantial. Current manpower for production is approximately 1,200 workers. The capital costs for infrastructure, processing facilities, plant and equipment, construction indirects, general services and pre-production development was approximately $450,000,000.

Production

At current production levels, the mine has an expected mine life of over 12 years at an average production rate of 450,000-470,000 ounces per year (on a 100% basis). The 2011 production is estimated at 370,000 to 390,000 attributable ounces of gold.

The following table indicates operating information for the Essakane Gold Mine for 2010.

ESSAKANE GOLD MINE	2010
Gold Production (Ounces) 100%	136,000
Tonnage milled (tonnes)	2,973,000
Grade milled (g Au/t)	1.5
Recovery (%)	96

xiv)	Exploration and Development

In 2010, over 40,000 metres of delineation and resource expansion drilling were completed in conjunction with 17,500 metres of exploration drilling.

xv)	Mineral Resources and Mineral Reserve Estimates

As of December 2010, the Essakane Mineral Resources and Mineral Reserves include both the Essakane Main Zone (EMZ) and the satellite Falagountou deposit, located approximately 9 kilometres east of EMZ.

The EMZ block model used for the mineral resources estimation consists of blocks of dimensions of ten metres east-west, ten metres north-south and five metres vertical. The average density was determined by lithological type and alteration level by conducting density measurements on approximately 8,000 saprock and fresh arenite and argillite core samples.

The Falagountou block model is based on five metre cubic blocks in which both gold grade and rock density were interpolated using the inverse distance squared algorithm.

The open pit optimizations were performed using Whittle software based on the Lerch-Grossman algorithm. The final pit shells used for mine design correspond to the ones that maximize the net present value of both the EMZ and Falagountou Projects.

The basis of the mineral resource estimate in both deposits included geological interpretation and modelling, block modelling, drill hole compositing (five metre lengths at EMZ and one metre at Falagountou), statistical analysis of sample sets to establish a suitable domaining strategy, analysis of caps by examining the cumulative mean grade and cumulative standard deviation of the data sets and variography of the raw composite grades within each domain. The base case gold price used for pit optimization and design was $1,000 per ounce for EMZ and $850 per ounce at Falagountou while mineral resources were defined within a $1,100 per ounce pit shell at EMZ and $1,000 per ounce at Falagountou.

December 2010 Mineral Resources (1)(2)

Category	Tonnage	Grade	Contained Gold
	(M t)	(g Au/t)	(M oz)
Indicated	122.1	1.23	4.834
Inferred	41.2	1.26	1.670

Notes:

(1)	Mineral resources are inclusive of mineral reserves. Although “measured resources”, “indicated resources” and “inferred resources” are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards”.
(2)	Reported within a $1100/oz Whittle Pit Shell generated on Measured, Indicated and Inferred at EMZ and within a $1000/oz shell optimized on Measured, Indicated and Inferred resources at Falagountou.

December 2010 Mineral Reserve (1)

Category	Reporting Cut-off	Tonnage	Grade	Contained Gold
	(g /t Au)	(M t)	(g Au/t )	(M oz)
Probable	Oxide (0.27-0.30)	17.957	0.89	0.511
	Transition (0.345-0.40)	20.645	1.20	0.798
	Fresh (0.43-0.49)	68.863	1.42	3.152

Total Probable		107.465	1.29	4.461

Total		107.465	1.29	4.461	*

Waste (including non-reserve material)	(000t	)	260,408
Strip Ratio			2.42
*attributable: 4,015,000 oz

(1)	EMZ Mineral Reserve based on $975 per ounce cutoffs inside $850 per ounce pit design. Falagountou Mineral Reserve based on $850 per ounce cutoffs inside $850 per ounce pit design.

xvi)	Environment

As at December 31, 2010, the recorded amount of estimated restoration and closure costs for the property was $6.8 million, representing the discounted costs. The undiscounted cost of estimated restoration and closure costs for the property was $16.6 million.

2.2	Africa: Ghana - Tarkwa Gold Mine

Unless stated otherwise information in the sections below (other than information subsequent to the date of the Tarkwa Report (defined below) is based upon an independent technical report (the “Tarkwa Report”) prepared for the Tarkwa Gold Mine entitled “An Independent Technical Report on the Tarkwa gold mine, Ghana” dated July 1, 2004. The Tarkwa Report was prepared by SRK Consulting under the supervision of Rick Skelton, a “qualified person” for the purposes of NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Tarkwa Report which is available for review on SEDAR at www.sedar.com. The Tarkwa Report is not and shall not be deemed to be incorporated by reference into this Annual Information Form.

i)	Property Description and Location

IAMGOLD holds an aggregate 18.9% interest in Gold Fields Ghana Limited (“GFGL”). GFGL has rights to operate and develop a property known as the Tarkwa concession in Ghana, which includes the Tarkwa Gold Mine. Gold Fields Limited (“Gold Fields”) is the operator of the Tarkwa Gold Mine and majority shareholder of GFGL with a 71.1% interest. The Republic of Ghana holds a 10% free carried interest.

The Tarkwa Gold Mine is located in southwestern Ghana, about 300 kilometres by road west of Accra, the capital. The Tarkwa Gold Mine consists of an open pit operation on the Tarkwa property and the adjacent northern portion of the Teberebie property acquired by GFGL in August 2000. The Tarkwa Gold Mine operates mining leases covering a total area of approximately 20,825 hectares. The Tarkwa property is covered by five mining leases, each dated April 18, 1997, in respect of operations at the Tarkwa property, and two mining leases dated February 2, 1988 and June 18, 1992, respectively, for the operations at the Teberebie property. The Tarkwa property mining leases expire in 2027 and the Teberebie property mining leases expire in 2018. The Government of Ghana is entitled to a royalty equal to 3% (increasing in certain events to 12%) of mineral revenue, after direct expenses, from the Tarkwa Gold Mine. The royalty was increased unilaterally by the Government in 2010 to 5%.

ii)	Accessibility, Climate, Local Resources and Infrastructure

The Tarkwa Gold Mine has access to the national electricity grid, water and road infrastructure. Most supplies are trucked into the property.

The area has a tropical climate with two wet seasons (March to July and September/October), with a Hamattan dry season from mid-October to March. Temperatures range from 21ºC to 32ºC, and rainfall averages approximately 2,000 millimetres per annum. The vegetation is a mixture of tropical rain forests and semi-deciduous forest. Deforestation, due to subsistence farming by the local population, has altered the vegetation in the environs of the mines to secondary forest, scrub and cleared land. No primary forest is found on the concession. The operating season is continuous throughout the year.

iii)	History

IAMGOLD

Pursuant to an agreement dated October 13, 1993, Mutual Resources Limited (“Mutual”) acquired Crescent Mining Finance Limited (“Crescent Finance”), which held a 5% interest in GFGL. Golden Knight Resources Inc. (“Golden Knight”), a Canadian public company at the time, acquired Mutual in October 1995.

Pursuant to a letter agreement dated August 16, 1996 and amended on September 24, 1998 between Golden Knight and Cabo Frio Investments A.V.V. (“Cabo Frio”), Golden Knight acquired a further 12.5% interest in GFGL.

Pursuant to a share purchase and assignment agreement dated March 4, 1999 with Cabo Frio, Repadre purchased from Cabo Frio on April 30, 1999, shares of GFGL representing a 1.4% interest in GFGL.

In April 1999, Repadre and Golden Knight completed a business combination and, effective January 1, 2000, Repadre, Golden Knight and Mutual amalgamated under the name “Repadre Capital Corporation”. Effective January 7, 2003, Repadre was amalgamated with a wholly-owned subsidiary of IAMGOLD, pursuant to a court-approved plan of arrangement, and effective January 1, 2004, Repadre (in its amalgamated form) was amalgamated with IAMGOLD.

GFGL

GFGL was incorporated in 1993 to hold the Tarkwa concessions. In June 1993, the Government of Ghana entered into an agreement with GFGL under which GFGL would operate the mine under a management contract. The mine then became known as Tarkwa Gold Fields Limited. In 1996, a pre-feasibility study into an open pit/heap leach operation, undertaken on behalf of GFGL by SRK Consulting, concluded that such a project was economic. This study was followed up with a feasibility study and the subsequent approval to proceed with the project. Open pit operations began in 1998.

In August 1999, GFGL suspended all underground mining operations at the Apinto shaft and AVS sections as they had become uneconomic. The milling plant continued to process remaining ore and clean up material until shutdown in December 1999. At that stage, GFGL withdrew totally from the underground operations, allowing the mine to flood.

In August 2000, following the acquisition by Ghanaian Australian Goldfields Limited (“GAG”) of the Teberebie lease and operations, GFGL acquired the northern part of the Teberebie lease from GAG. The facilities, comprising the Teberebie open pit and heap leach pads and associated equipment, were recommissioned at a cost of $11 million, and placed into production and this expansion increased the heap leach production capacity. The Teberebie heap leach pads were closed in December 2009 and subsequently reopened in January 2010 as part of the “high pressure grinding rolls” trial, which was completed in 2010.

In 2003, a decision was made to expand the operation by adding a CIL processing plant which was commissioned in late 2004.

iv)	Geological Setting and Mineralization

The Tarkwa deposits are hosted within Paleoproterozoic sedimentary rocks of the Tarkwaian Group in the southern part of the Ashanti Belt in southwest Ghana. The Ashanti Belt comprises meta-volcanics and meta-sediments of the Birimian Group which are intruded by at least two chemically distinct granitic suites and unconformably overlain by Tarkwaian Group meta-sediments. Tight to isoclinal folding of both stratigraphic groups and major thrust faulting occurred during the Eburnian orogeny to produce the strong northeast structural grain of the Ashanti Belt. At least five deformation episodes have been documented at Tarkwa, with individual deposits having significantly different structural controls and differing degrees of structural complexity.

The local Tarkwa geology is dominated by the Banket Series of the Tarkwaian Group which comprises a sequence of mineralized conglomerates and pebbly quartzites bound by barren footwall and hangingwall quartzite units. Approximately ten auriferous quartz pebble conglomerate units occur in the concession area, within a sedimentary package ranging from 40 metres to 110 metres in thickness. Low grade to barren quartzite units are interlayered between the separate reef units.

Gold occurs as sparsely distributed tiny specks within the matrix of phyllosilicates, the silicified matrix of conglomerates and occasionally in association with recystallized hematite. The gold occurs predominantly in a native state, with minor electrum and copper-gold alloy. Gold particles have an average size range from 50 to 150 microns. The finer gold is distinctly spherical in share whereas the coarser grains are more globular or hypidiomorphic. Silver content varies from 3% to 7%.

v)	Drilling, Sampling and Analysis, and Security of Samples

A total of 1,909 exploration boreholes have been drilled on the Tarkwa concession, of which 1,479 were drilled by GFGL, 177 by Pioneer (Teberebie), 11 by Ghana Australia Goldfields and the 224 by the State Gold Mining Corporation. All of these exploration drill holes are included in the database.

A total of 956,632 metres of grade control RC drilling have been drilled on the concession. All grade control drill holes have also been captured in the geological database.

The primary database captures the following: (1) the collar positions of all RC and DD holes, (2) down-hole survey data, (3) lithological data, (4) assay data, and (5) the final stratigraphic zoning of all boreholes.

Mining software geological databases are used for final data storage and data manipulation. During import of raw data into the Surpac database, validation routines are carried out.

Tarkwa’s quality control program consists of the following internal controls: (1) field re-splits every 20th sample, i.e. a coarse duplicate (a complete second sample is taken which provides information regarding fundamental sample error and repeatability of results); (2) laboratory repeats every 20th sample (a second sample taken after the first stage of comminution that indicates preparation errors), as well as repeat fire assays every 10th sample (every sample that assays above three g Au/t is repeat assayed using fire assay); and (3) the laboratory repeat assays pulps at random (indicates analytical variance). Five percent of all sample pulps are checked by an umpire laboratory to assess the quality of analysis. The laboratories also participate in regular round robin analyses. QA/QC protocols are in place with respect to sampling procedures.

The Tarkwa Gold Mine maintains an ongoing grade reconciliation program between current mineral resource grade and tonnage models, with actual tonnes mined and grades as measured across the belts feeding the heaps.

vi)	Mineral Resources and Reserves

Information on mineral resources and reserves is provided in Section 5 below.

vii)	Mining Operations

Operator

Gold Fields is the operator of the Tarkwa Gold Mine. In consideration for its services, Gold Fields receives a management fee equal to 2.5% of GFGL gold revenues per annum.

Processing

The Tarkwa Gold Mine currently utilizes a combination of conventional heap leach techniques and conventional CIL processing to recover gold. Heap leach operations consisted of two separate heap leach circuits, namely, the Tarkwa “North” plant and the Teberebie “South” plant. The two plants each have multiple stage crushing and screening processes combined with agglomeration and a combined capacity of approximately 11.3 million tonnes per annum. The south heap leach plant was closed down in December 2009 and current heap leach capacity from the north heap leach plant is 10.4 Mtpa.

A CIL expansion project at the Tarkwa Gold Mine was substantially completed during December 2008 with all of the primary process equipment installed and operating and the plant achieving the nameplate throughput capacity. During the first quarter of 2009, the installation of remaining ancillary equipment was completed and the entire plant was commissioned. As a result, the CIL process capacity has been increased to a design capacity of 12 Mtpa. Current heap leach capacity is at 10 Mtpa. Following the ramp-up at the beginning of 2009, actual production for 2009 was 10 Mtpa from the CIL process plus 10 Mtpa from the north heap leach plant for a total of 20 Mtpa.

Production

Based on the June 30, 2010 mineral reserve statement, the Tarkwa Gold Mine is expected to continue in operation until 2022.

The following table indicates operating information for the Tarkwa Gold Mine for the last two years:

TARKWA GOLD MINE	2010	2009
Gold Production (Ounces)(1)	735,000	660,000
Tonnage processed (tonnes)	23,628,000	20,964,000
Grade processed (g Au/t)	1.0	1.1
Recovery (%)	97	87

(1)	The Company’s 18.9% interest in Tarkwa represents 139,000 ounces in 2010 and 125,000 ounces in 2009.

viii)	Environment

GFGL has received all required environmental operating permits for the Tarkwa Gold Mine from the Ghana Environmental Protection Agency (“EPA”), and an environmental certificate covering all operations at the site has been issued by the EPA. GFGL has submitted a reclamation plan for the property which has been approved by the EPA. A reclamation security agreement with the EPA has been finalized and GFGL has posted a reclamation bond based upon the reclamation security agreement in the amount of $6 million covering disturbance associated with the operation. Bond levels are subject to review and update every two years under the agreement.

In 2010, there were no environment incidents that could result in medium-term or long-term environmental impact.

An environmental management plan for the Tarkwa Gold Mine has been submitted and approved by the EPA. The EMS is certified ISO 14001, additionally, the environmental permit for construction and operation of the CIL mill and tailings dam has been issued.

The EMS includes operational procedures related to minimization of risk associated with environmental impact. A comprehensive training program has been implemented to ensure that the workforce is competent in these procedures.

Concurrent rehabilitation continued as part of an integrated mine plan, with reclamation being completed on leach heaps, waste dumps and open pit areas. A comprehensive life of mine decommissioning and reclamation plan has been developed and pre-funding for reclamation liability is maintained, including a provision for monitoring after mine closure. No significant remediation issues have been identified for closure of the mine due to the favourable geochemical nature of the ore and waste materials.

A new tailings storage facility has recently been constructed. The designers were external consultants with an established reputation for the design of such facilities. The facility has a design capacity of 84 million tonnes and is a hillside impoundment south of the existing north heap leach pads.

As at December 31, 2010, the recorded amount of estimated restoration and closure costs for the property was $36.9 million (proportionate share: $7.0 million), representing the discounted costs. The undiscounted cost of estimated restoration and closure costs for the property was $48.4 million (proportionate share: $9.1 million).

ix)	Mining Taxation

Ghanaian resident companies are subject to tax on the basis of income derived from Ghana. The standard corporate income tax rate is currently 25%. Tax depreciation of capital equipment operates under a capital allowance regime. The capital allowance consists of an initial allowance of 80% of the cost of the asset and the balance depreciated at a rate of 50% per year on a declining balance basis. For the purposes of computing depreciation for the year following its acquisition, 5% of the cost of the asset is included in the balance. Under the memorandum of agreement entered into between the Government of Ghana and GFGL, the government has agreed that no withholding tax will be payable on any dividend or capital repayment declared by GFGL which is due and payable to any shareholder not normally resident in Ghana.

Ghana’s exchange control laws require permission from the Ghanaian authorities for transactions by residents involving foreign currency. Under an agreement between GFGL and the Government of Ghana, GFGL is currently obligated to repatriate 20% of its revenue to Ghana and to either use such amounts in Ghana or maintain them in a Ghanaian bank account.

Negotiations are ongoing with the Government of Ghana with respect to a fiscal stability agreement which, among other things, guarantees future tax rates and foreign currency repatriation rates at levels no less favourable than current rates.

The Ghanaian government increased its royalty in 2010 from 3% to 5% on the revenues of mining companies. The legislation to effect this increase has been passed.

2.3	Africa: Ghana - Damang Gold Mine

Unless stated otherwise information in the sections below (other than information subsequent to the date of the Abosso Report (defined below)) is based upon an independent technical report (the “Abosso Report”) prepared for the Damang Gold Mine entitled “An Independent Technical Report on the Damang gold mine, Ghana” dated July 1, 2004. The Abosso Report was prepared by SRK Consulting under the supervision of Rick Skelton, a “qualified person” for the purposes of NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Abosso Report which is available for review on SEDAR at www.sedar.com. The Abosso Report is not and shall not be deemed to be incorporated by reference into this Annual Information Form.

i)	Property Description and Location

IAMGOLD holds an 18.9% interest in Abosso. Abosso has rights to operate and develop a property known as the Damang concession in Ghana, which includes the Damang Gold Mine. Gold Fields is the operator of the Damang Gold Mine and the majority shareholder of Abosso, with a 71.1% interest. The Republic of Ghana holds a 10% free carried interest.

Damang Gold Mine is approximately 280 kilometres by road west of the capital, Accra. The Damang property is covered by a mining lease granted to Abosso by the Government of Ghana on April 19, 1995. The mining lease was amended on April 4, 1996 and now covers 52.39 square kilometres. The mining lease was granted for a period of 30 years, expiring on April 19, 2025. In addition to its current 10% interest, the Government of Ghana has the right to purchase an additional 20% interest in the Damang Gold Mine at a fair market price. The Government of Ghana increased the royalty in 2010 to 5%.

ii)	Accessibility, Climate, Local Resources and Infrastructure

The Damang Gold Mine is located 40 kilometres north of the town of Tarkwa and 140 kilometres by road from the port of Takoradi on the Atlantic coast. It has good access roads and an established infrastructure, and most supplies are trucked into the property. The Damang Gold Mine has access to the national electricity grid. A description of the climate in the general area is provided above under subsection 2.2 ii) of Item III.

iii)	Drilling, Sampling and Analysis, and Security of Samples

The primary drilling database captures the following: (1) the collar positions of all RC and DD holes, (2) down-the-hole survey data, (3) lithological data, (4) assay data, and (5) the final stratigraphic zoning of all boreholes. Mining software geological databases are used for final data storage and data manipulation. During import of raw data into the Surpac database, validation routines are carried out. All grade control drill holes are also captured in the geological database.

The Damang Gold Mine has developed a stringent sample preparation and analysis regime along with a strict quality control program. All exploration drilling utilizes 50g fire assay analysis, unless otherwise prescribed. At times, bottle roll tests with catalyzed cyanide leach (800g charge) is employed where closer spaced infill grade information is required. Samples are always under the supervision of Abosso staff until submitted to the laboratory, and a system of sample submission ensures the tracking of sample progress in the system.

Damang follows industry standard quality assurance and quality control procedures, including employing standards, blanks, duplicates and check assays in external laboratories.

iv)	Mineral Resources and Reserves

Information on mineral resources and reserves is provided in Section 5 below.

v)	Mining Operations

Operator

Gold Fields is the operator of the Damang Gold Mine. In consideration for its services, Gold Fields receives a management fee of $1.5 million per annum.

Mining at the Damang Gold Mine is carried out by open pit method using a contractor fleet operated by African Mining Services (“AMS”). AMS has held the earth-moving contract since the commencement of operations in November 1997. Mining is carried out at a number of pits located on the Damang Mining Lease.

Fresh rock and transitional zones are drilled and blasted in six-metre lifts with excavation in three-metre flitches. Ore and waste is loaded by three hydraulic excavators in backhoe configuration, while hauling is done using trucks with a payload capacity of approximately 90 tonnes.

Waste material is hauled to planned dumps located proximal to the pit. The mine has a progressive reclamation plan whereby, as areas become inactive, they are immediately rehabilitated through contouring, replacement of topsoil, seeding, planting and fertilization.

Processing

The plant is a conventional two-stage grinding circuit, with pebble crusher and gravity concentration, followed by a CIL recovery process. The average throughput of the plant is currently 600 tonnes per hour (14,000 tonnes per day or 5 Mtpa) with an average availability of 93%.

The plant processes a blend of hard, unweathered ore or fresh rock (phyllite, dolerite and sandstone) and of highly weathered oxides (laterite, saprolite). The blend varies between 60% and 75% of fresh rock, depending on the ore grade, availability of the ore and the state of the SAG liners.

Production

Based on the June 30, 2010 mineral reserve statement, the Damang Gold Mine is expected to continue in operation until 2019.

The following table indicates operating information for the Damang Gold Mine for the last two years:

DAMANG GOLD MINE	2010	2009
Gold Production (Ounces)(1)	228,000	203,000
Tonnage milled (tonnes)	5,170,000	4,987,000
Grade milled (g Au/t)	1.5	1.3
Recovery (%)	93	94

(1)	The Company’s 18.9% interest in Damang represents 43,000 ounces for 2010 and 38,000 ounces for 2009.

vi)	Environment

Abosso is in full compliance with environmental regulatory requirements in Ghana and all environmental permits are up to date for the Damang Gold Mine. Abosso has signed a reclamation security agreement with the EPA, which is secured by the provision of an irrevocable letter of credit in the amount of $2 million and a cash deposit of $200,000. The EMS for the Damang Gold Mine has been certified under the ISO 14001 standard, effective July 2003, and remains in conformance with the certification. In 2009, there were no environmental incidents that could result in medium-term or long-term environmental impact.

The Environmental Protection Agency of Ghana awarded Damang the “Most Environmentally Committed Company Award for 2005” at a ceremony held on June 5, 2006. As at December 31, 2010, the recorded amount of estimated restoration and closure costs for the property was $6.2 million (proportionate share: $1.2 million), representing the discounted cost. The undiscounted estimated restoration and closure costs for the property was $7.5 million (proportionate share: $1.4 million.

vii)	Mining Taxation

The mining taxation applicable to the Damang Gold Mine is the same as that applicable to the Tarkwa Gold Mine: information is provided in subsection 2.2 ix) of Item III above.

Under a deed of warranty between Abosso and the Government of Ghana, Abosso is currently obligated to repatriate 25% of its revenue to Ghana.

Negotiations are ongoing with the Government of Ghana with respect to a fiscal stability agreement which, among other things, guarantees future tax rates and foreign currency repatriation rates at levels no less favourable than current rates.

Information on mineral resources and reserves is provided in Section 5 below.

2.4	Africa: Botswana - Mupane Gold Mine

Unless stated otherwise information in the sections below (other than information subsequent to the date of the Mupane Report (defined below)) is based upon a technical report (the “Mupane Report”) entitled “Technical Report on the Mupane Gold Project” dated January 18, 2006. The Mupane Report was prepared by Marcus Tomkinson and Linton Putland, “qualified persons” for the purposes of NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Mupane Report which is available for review on SEDAR at www.sedar.com. The Mupane Report is not and shall not be deemed to be incorporated by reference into this Annual Information Form.

i)	Property Description and Location

The Mupane Gold Mine consists of an open pit mining operation exploiting the Tau, Kwena and Tholo gold deposits. The mine area is located in the eastern part of Botswana roughly 30 kilometres southeast of the town of Francistown.

The Mupane Gold Mine is owned 100% by Mupane Gold Mining (Pty) Ltd., a wholly owned subsidiary of IAMGOLD since March 22, 2006. The Mupane Mining License covers an area of 1,165.6 hectares and is located on two adjoining farms. The adjacent Shashe mining license is owned 85% by the Company.

The Mupane License grants permission to the holder to mine for gold in the mining license area for a period of 10 years commencing on September 5, 2003 and ending on September 4, 2013. To retain the Mupane License, the holder must: pay an annual license fee to the office of the Director of Mines; carry out mining operations strictly within the license area and in accordance with the approved program of mining; and pay a royalty to the Government monthly. In addition, the Mupane License area is subject to notarial mineral leases with each of the two farm owners which grant sole and exclusive access within the mining lease areas to search for, mine and recover gold in all forms in, on and under the mining lease areas, plus further rights set out fully within the lease documents. To retain these lease arrangements, the holder must pay monthly rental fees, escalated annually. The mineral leases endure for a period of 10 years from the date of issue of the Mupane License, and will be automatically renewed upon renewal of the Mining License for a further period of 10 years.

ii)	Accessibility, Climate, Local Resources and Infrastructure

The Mupane Gold Mine is located about 30 kilometres southeast of the town of Francistown having a population of approximately 300,000. Transportation to Mupane is by private vehicles or staff buses. The mine is connected to the Botswana national power grid and obtains its water from the Shashe Dam located west of Francistown. A private airfield is located on a farm which comprises the southeast portion of the Mupane mining lease area.

iii)	Drilling, Sampling and Analysis, and Security of Samples

All drill hole collars are surveyed and downhole surveys are conducted in exploration holes. All RC chips are collected for both exploration and grade control from a cone splitter into bags and all exploration and some grade control samples are weighed. This procedure follows recognized industry standards. All samples are analyzed regardless of whether they were collected from mineralized zones or not. The exceptions are the dyke zones which are known to be barren. RC holes are logged and entered in the database. Core from all diamond holes is halved, with half the core assayed and half the core retained for future reference. All core is oriented, logged and photographed before cutting for future reference if required.

All exploration assaying is done using fire assay and grade control uses the leach well process, with the bulk of analysis being carried out at the Mupane assay laboratory and the remaining samples sent to Set Point laboratory in Johannesburg if required. A select proportion of sample pulp rejects are sent from Mupane to Set Point for independent verification when required. A QA/QC program consisting of submitting blank, duplicate samples and standard samples is carried out and follows accepted industry standards. Field duplicates are collected at 6 metres for every hole and analyzed for additional control. A field duplicate is also collected within the expected mineralized zone in exploration holes where possible.

iv)	Mineral Resources and Reserves

Information on mineral resources and reserves is provided in Section 5 below.

v)	Mining Operations

Mining activity is conventional open pit mining. Almost all of the material mined from the Mupane pits requires drilling and blasting. There are up to three mining benches per level which are nominally five metres in height. Each bench is mined in 2 x 2.5 metre flitche intervals which facilitates grade control. Mining is currently being conducted in four open pits: Kwena, Tawana, Signal Hill West and Signal Hill A-Zone.

The 2011 production is estimated at 55,000 to 60,000 ounces of gold. Based on the proposed mining for February 2010, the Mupane Gold Mine is expected to continue in operation until the first quarter of 2013 which includes the processing of stockpiled ore.

The following table indicates operating information for the Mupane Gold Mine for the last two years:

MUPANE GOLD MINE	2010	2009
Gold Production (Ounces)	57,000	51,000
Tonnage milled (tonnes)	1,123,000	899,000
Grade milled (g Au/t)	1.8	2.2
Recovery (%)	86	82

The Mupane Gold Mine mill uses a conventional two-stage grinding circuit with one SAG and one ball mill. The mill currently utilizes conventional CIL processing to recover gold and produce gold bullion. The plant has capacity for a nominal throughput of 1.2 million tonnes per annum of oxide ores.

At the end of 2010, the Mupane Gold Mine employed approximately 400 individuals, including those employed by outside contractors.

vi)	Environment

Mupane’s tailing management system recycles and reuses water and does not require any water releases to the environment. During the design of the project, there were predictions of increased arsenic concentrations and a treatment process was installed and operated. In 2007, it was identified that arsenic conentrations were well below the treatment requirements, and the treatment process was suspended. The Mines Department of Botswana issued a letter regarding the discontinuation of the treatment process. The mine site has agreement to investigate alternative treatment processes to improve the water quality, including reducing cyanide concentrations. The Mupane Gold Mine has an EMS to manage the environmental aspects and legal and other obligations relating to its activities. The aspects addressed include those that the Company can directly control through its own operations and also those related to the activities of its contractors and suppliers that it can influence.

The Botswana Department of Mines has conducted annual to biannual EHS audits of the facility since August 2006. Mupane has acted on recommendations from these audits and substantially completed their implementation.

The Botswana Mines and Minerals Act (1999) requires mining companies to develop mine closure and rehabilitation plans to make the site safe and rehabilitate the environment to as close as possible to its natural state. These plans need to be submitted to the Director of the Department of Mines in Botswana for consideration and approval. A draft closure plan was submitted to the Department of Mines in 2009.

As at December 31, 2010, the recorded amount of estimated restoration and closure costs for the property was $9.0 million, representing the discounted costs. The undiscounted cost of estimated restoration and closure costs for the property was $9.2 million.

vii)	Exploration and Development

Near mine exploration during 2010 consisted of minor delineation drilling for existing pit operations. No exploration activities are planned for 2011.

viii)	Mining Taxation

The Mupane Gold Mine is operated under a mining license owned 100% by a Botswanan registered mining company and is taxed in accordance with the Twelfth Schedule of the Botswana Income Tax Act. Under exisiting law, mining profits are taxed according to the following formula: Annual Tax Rate equals 70-(1500 divided by x), where x is the profitability ratio calculated as taxable income as a percentage of gross income, provided that the minimum rate applicable is the company flat rate of 25% of annual taxable income. Mining capital expenditure is deductible in full in the year in which the expenditure was incurred. Sales of plant and equipment at the end of the project will be taxed at 25%, if tax losses are not available to offset such income. The Botswana Government has proposed to reduce the tax rate to 22%. The legislation to effect this change has not been passed.

2.5	Africa: Republic of Mali - Sadiola Gold Mine

i)	Property Description and Location

The Sadiola Gold Mine consists of an open pit mining operation exploiting the Sadiola gold deposit, associated CIP processing plant, townsite and infrastructure at Sadiola, in Mali. The Sadiola area is located in the extreme west of the Republic of Mali, West Africa near the Senegal/Mali border, approximately 70 kilometres south of Kayes, the regional capital. The Sadiola Gold Mine is owned by SEMOS which holds the mining rights for gold, silver (and related substances) and platinoids for the Sadiola Mining Permit in which the Sadiola Gold Mine is located. The Sadiola Mining Permit covers an area of 302 square kilometres. The shareholders of SEMOS are IAMGOLD, which indirectly owns 41%, AngloGold Ashanti, which indirectly owns 41%, and the Government of Mali, which owns 18%. The IFC, a member of the World Bank Group, sold one half of its 6% interest to each of IAMGOLD and AngloGold Ashanti on December 29, 2009 and no longer has an interest in SEMOS.

The Sadiola Mining Permit is for an initial term of 30 years, expiring in 2024, and may be extended by order of the President of Mali if mining operations are ongoing. Under the Malian Mining Code, the Sadiola Mining Permit may be cancelled by a decree of the President in certain events, including: a delay of mining for longer than one year, without valid reason, in a manner prejudicial to the general interests of Mali; a default in the performance of the obligations under, or the failure to maintain proper records as required by, the concession agreement covering the Sadiola Mining Permit; the non-payment of taxes; conducting mining activities outside of the Sadiola Mining Permit; and ceasing to provide technical and financial guarantees required in order to proceed satisfactorily with mining activities.

SEMOS

SEMOS is the joint venture company which holds the Sadiola Mining Permit, owns the Sadiola Gold Mine and carries out exploration activities within the Sadiola Mining Permit. SEMOS is governed by an agreement dated September 8, 1994 (the “SEMOS Shareholders Agreement”) to which all of the shareholders of SEMOS are parties. Decisions of the directors of SEMOS are by majority vote; however, the approval of at least 75% of the directors of SEMOS is required for a number of significant decisions affecting the assets, operations or capitalization of SEMOS, including the modification of any mining plan, the encumbrance of assets, the development of another mine, a change in the nature or purpose of SEMOS and a decision to abandon the Sadiola Mining Permit, as well as for budget approvals, incurring of indebtedness and profit distributions. A shareholder (other than the Government of Mali) can be forced to relinquish its shares of SEMOS by any other shareholder for breach of the SEMOS Shareholders Agreement, in which event there is a requirement for the valuation of the terminated party’s interest and a buyout at such value.

SEMOS makes distributions of profits after taking into account repayment of capital, the forecast operating and capital expenses of SEMOS, and legal reserves required by applicable corporate law. Operating expenses include all the expenses of SEMOS incurred in connection with its activities, including mine operations, depreciation, taxation and legal provisions, but excluding investments.

IAMGOLD and AngloGold Ashanti have agreed to vote together at shareholders’ meetings with respect to any action requiring 75% shareholder approval or at meetings of directors with respect to any resolution requiring a similar level of approval. There is no requirement to vote together in the event of a conflict of interest with respect to one of the parties voting. If the two parties cannot agree, their shares of SEMOS must be voted against such resolution.

ii)	Accessibility, Climate, Local Resources and Infrastructure

The Sadiola Gold Mine is located in a remote part of Mali with almost no infrastructure. Establishing the mine and process plant required upgrading of the regional gravel road linking the mine to Kayes, and access to the Sadiola Gold Mine from Kayes is now by a regional all-weather road. There is an airstrip at the Sadiola Gold Mine capable of handling light aircraft. Kayes is serviced by rail, road and air from Bamako, the capital of Mali, and from Dakar, the capital of Senegal. Bamako has an international airport with daily flights to many other West African and European destinations. There are return flights twice weekly between Bamako and Kayes. Dakar is a major port of entry to West Africa by sea and air.

A 57 kilometre pipeline from the Senegal River, the only reliable source of water in the region, was built to provide approximately eight million cubic metres per year of process water. Electrical power is provided through Sadiola’s diesel powered generating sets which are capable of meeting an average demand of 16.7 MW and a peak demand of 17.7 MW. As part of the Deep Sulphide Project (as hereinafter defined), a connection to the Mali electrical grid is being investigated which would make available lower cost power for Sadiola.

iii)	Drilling, Sampling and Analysis, and Security of Samples

QA-QC protocols are in place with respect to sampling procedures.

The collection and processing of all grade control and exploration samples prior to dispatch to the SEMOS laboratory is carried out by employees of SEMOS.

Blind quality control sample trays are given to the SEMOS laboratory containing 2.9% pulp repeats, 2.9% blanks and 2.9% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. The SEMOS laboratory processes principally all the grade control samples for the Sadiola Gold Mine.

In combination with the SEMOS laboratory, Analabs (in Kayes) processes the samples from exploration and the Deep Sulphide Project. Blind quality control sample trays are given to Analabs containing 10% pulp repeats, 3% blanks and 7% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. Approximately 10% of a drill project’s ore zone is submitted to an external laboratory (generally Chemex, in Canada) for check assay. More recently, certain projects have had 10% of their entire sample set sent for re-assay.

SEMOS resource drilling uses a custom designed SQL relational database. The database is marketed by Century Systems (Canada). The system has been pre-designed to check for errors so as to prevent geological overlapping and incorrect sample intervals. The system utilizes user security levels to prevent unauthorized access to data as well as data corruption by simultaneous multiple user use. The database is audited from time to time.

Resource modeling is undertaken by a dedicated team of on-site personnel. Datamine is used to construct geological and grade models, while Istatis software is used for Uniform Condition to estimate recoverable resources.

Reconciliations are carried out on grade, tonnage and contained metal between the individual anomaly resource models and grade control models on a monthly basis (for anomaly where mining has taken place). In addition, reconciliations between plant and resource models are also carried out monthly. Daily and monthly comparisons of called mining grade and received plant grade are also undertaken.

iv)	Mineral Resources and Reserves

Information on mineral resources and reserves is provided in Section 5 below.

v)	Mining Operations

Operator

IAMGOLD and AngloGold Ashanti are equal partners in SEMOS and AngloGold Ashanti, through its wholly-owned subsidiary AngloGold Mali S.A. (“AngloGold Mali”), is the operator of the Sadiola Gold Mine. In consideration for its services, AngloGold Mali is entitled to receive a management fee of 1% of revenue derived from operations at the Sadiola Gold Mine, an engineering fee of 4% of capital expenditures at the Sadiola Gold Mine (with some exclusions) and reimbursement for technical and consultancy services (which are to be competitive and consistent with the standard rates charged by AngloGold to other non-operator companies). In addition, AngloGold Mali is entitled to reimbursement for all reasonable costs incurred by it in connection with its services as operator of the Sadiola Gold Mine.

Production

The oxide and sulphidic saprolite ores are being exploited by open pit mining techniques. Ore extraction is being conducted at the Sadiola main pit and four smaller satellite pits.

The pit slopes have been engineered to industry standards of stability for the range of lithologies present at Sadiola, following risk management principles. There are regular reviews of the slope designs and conditions by external geotechnical consultants.

Mining operations are carried out by Moolmans, a mining contractor from South Africa with extensive open pit experience. Grade control is effected by drilling 10 metre long vertical (or inclined) holes on a 10 metre by five metre grid. Ore is transported to the main run of mine stockpile, located between one kilometre and seven kilometres from the respective pits. Waste material is disposed of in dumps adjacent to the pits with minimal haul distances, usually less than 0.5 kilometres.

Approximately 90% of ore is stockpiled before processing. The ore stockpiling facility is located between the pit and the process plant, and its purpose is two-fold. Primarily, the area allows stockpiles of ore with differing oxide and sulphide mineralogy, gold grades, hardness, viscosity levels (resulting not only from variable clay contents but also from differing clay minerals) and grit contents to be laid down. Ore is reclaimed from the stockpiles and fed into the process plant on a blended basis, thereby contributing to the efficiency of the process plant and maximizing the recovery of gold. The second function of the stockpile is to provide a reserve of ore to feed the process plant at times when pit operations are temporarily affected by external factors such as heavy rains.

Processing

The processing plant consists of two identical parallel circuits, collectively capable of treating approximately 4.6 million tonnes of saprolite ores per year.

As described above, most of the ore is delivered from the pit to a stockpile/reclaim area, adjacent to the processing plant site. The ore blend is reclaimed from the stockpile using front-end loaders and trucks and, with the ore sourced directly from the pit, is fed to two parallel mineral sizers, a type of crusher designed to handle the softer ores which are found at the Sadiola Gold Mine. The ore passes to surge bins located ahead of the two ball mills. A single regrind mill is incorporated, serving both circuits, to further grind the coarse fraction contained in the output from the ball mills and into a conventional grinding and leaching circuit.

The discharge from the ball mills is fed to cyclones, the overflow from which goes to the leach circuit where the pulp is subject to cyanide leaching, while the underflow goes to the regrind mill. A second gravity concentrator was added to the circuit during 2010.

The barren slurry, after removal of the gold, is pumped to the tailings dam, located approximately three kilometres to the southeast of the process plant, for final disposal.

Deep Sulphide Project

In December 2010, a feasibility study on the mining and processing of the hard sulphide ore at Sadiola was completed.

The current Sadiola Gold Mine life of mine plan indicates declining gold production over time going forward until end of mine life in 2015. The feasibility study projects an increase in production at the Sadiola Gold Mine to between 400,000 and 500,000 ounces per year (on a 100% basis running from 2013 through 2018) with an end of mine life in 2019, increasing the total gold production at the Sadiola Gold Mine by approximately 2.2 million ounces beyond the current mine plan.

The feasibility study calls for mining to continue on an open pit basis and incorporate larger mining equipment. This study is based on construction of a new crushing, grinding and CIL plant for treatment of the deep sulphide ores and existing hard ore stockpiles while the existing mill would continue to treat soft oxide ores in parallel, or treat additional sulphide ore once oxide ore is exhausted. The total nominal treatment capacity of the proposed operation would be 8.5 million tonnes per year on the combined feeds versus 4.5 million tonnes per year nominal capacity with the current plant treating primarily softer oxide ores.

Assuming approval of the project, construction would begin by mid 2011, pre-stripping would commence in 2011, and the new plant would begin operating in 2012.

Evaluating the differential economics between the current plan and the new plan, the feasibility study demonstrates an after-tax project internal rate of return of 14%, at a gold price of $1,000 per ounce and a breakeven gold price of approximately $625 per ounce based on an initial investment of $400 million for the treatment plant, mining fleet, waste pre-stripping, and various infrastructure elements. Average cash costs are projected to be $490 per ounce on a life of mine basis (including royalties).

The economics are dependent on successful conclusion of ongoing negotiations with the Malian government for access to grid power at appropriate rates, as well as agreement with the government that the Deep Sulphide Project is subject to a tax treatment equivalent to new projects.

vi)	Production

Based on mineral reserves as at December 31, 2010, the Sadiola Gold Mine is expected to continue in production until 2015, including the treatment of ore currently in stockpiles. A positive decision to proceed with the Deep Sulphide Project would extend the life of the mine until 2019.

The following table indicates operating information for the Sadiola Gold Mine for the last two years:

SADIOLA GOLD MINE	2010	2009
Gold Production (Ounces) (1)	287,000	354,000
Tonnage milled (tonnes)	4,371,000	4,364,000
Grade milled (g Au/t)	2.1	2.6
Recovery (%)	93	91

(1)	The Company’s 41% interest in Sadiola represents 118,000 ounces in 2010 and 135,000 in 2009 at 38% interest.

vii)	Environment

Under the concession agreement with the Republic of Mali, SEMOS is obligated to minimize the environmental impact of mining activities and is required to rehabilitate the mine site once the mine permanently ceases operation. A baseline program monitors environmental parameters, including seasonal differences in climatic data, water quality for surface and groundwater and groundwater levels. There is also an integrated EMS for the Sadiola Gold Mine. The EMS ensures that the environment is protected and that environmental policies are adhered to. An annual independent environmental audit of the Sadiola Gold Mine is conducted, focusing in particular on the EMS, community relations and closure/rehabilitation.

The two principal environmental concerns are the potential for the contamination of surface and ground water resources, particularly with cyanide, arsenic and antimony, and the rehabilitation of the tailings dam and waste rock dumps. IAMGOLD believes that these issues are currently being adequately addressed. The gold plant and tailings dam are managed as a closed system, with water flow being strictly controlled and recycled. Spillage of contaminated process water inside the plant is contained in a concrete bunded area, from where the water is pumped back into the treatment plant process. The tailings dam is fenced and access to the area is controlled.

Two issues that continue to receive attention are the closure plan and environmental issues associated with the processing of the sulphidic saprolitic ore. An environmental impact assessment (“EIA”) was prepared in 2001 to address, among other things, acid mine drainage issues due to the resultant exposure of sulphide bearing material in the pit and placement of such material on waste rock dumps, ore stockpiles and the tailings dam. The recommendations of the EIA have been adopted and the EMS is being revised as appropriate to address all sulphide related impacts.

There are adequate facilities for all mineral processing requirements, including waste disposal, on site. As at December 31, 2010, the recorded amount of estimated restoration and closure costs for the property was $29.8 million, representing the discounted amount (proportionate share: $12.2 million). The undiscounted amount of the restoration and closure costs for the property was $48.5 million (proportionate share: $19.9 million).

viii)	Exploration and Development

Exploration is carried out by SEMOS. The approved 18-month combined SADIOLA-YATELA 2009-2010 exploration budget of $14.9 million was completed at the end of 2010. The program was initially designed to fully evaluate the remaining oxide potential of the joint venture lands, and undertake investigation of potential sulphide mineralization.

Seventeen targets were identified on the Sadiola concession ranging from geophysical anomalies to drill-offsets of known mineralization containing economic grades. Independently, a further phase of drilling was carried out on the Deep Sulphide Project including a resource upgrade campaign in November 2010. Structural relogging of historic Sadiola core and compilation of structural data from historic logs was achived to support the interpretation of the structural controls of the Sadiola mineralization system and improve the deposit geological modeling.

Near-mine exploration was principally carried out on the projected general trend of the Sadiola deposit to the north in FN2 and FN3 areas, and involved exploring and extending know mineralization outside the resource blocks of Tambali located to the south west of Sadiola pit and in proximity to the FE3 and FE4 pits. Sulphide mineralization was intersected at depth of Tambali and it demonstrated the potential for an additional source of sulphide ore for a long-term productive area. Satellite targets such as Sekekoto continued to return promising drill results with additional drilling aiming to better define the continuity of the mineralization. Combined RC and DD totaled 81,066 metres for the year.

IAMGOLD’s share of exploration work, including both the capital and expensed portions at the Sadiola Gold Mine was $8.4 million in 2010. An oxide endowment exploration program was proposed and globally accepted for 2011-2012 to add significant resources of oxide ore on the Sadiola and Yatela concessions. A number of grass-root targets such as some gravity anomalies in combination with geochemical anomalies and structural interpretation will be tested. Extensions adjacent to the known resource blocks will continue with an emphasis between the FE3 and FE4 pits (the FE4 Gap).

ix)	Mining Taxation

Net mining profits, as calculated under the Malian Mining Code, are taxable at the rate of 35%. All operating costs, depreciation and financing charges are deducted in calculating net profits.

A royalty (Contribution pour prestation de services) of 3% based on the export value of gold production, and an ad valorem tax of 3% payable on the value of products sold to refineries or any other buyer less any refining expenses and selling costs, are paid to the Government of Mali.

2.6	Africa: Republic of Mali - Yatela Gold Mine

i)	Property Description and Location

The mining permit area in Mali on which the Yatela Gold Mine is situated (the “Yatela Mining Permit”) is located immediately north of the Sadiola Mining Permit. The Yatela Mining Permit is owned by YATELA, and covers 195 square kilometres. The shareholders of YATELA are SADEX (which is indirectly owned 50% by IAMGOLD and 50% by AngloGold Ashanti) which holds an 80% interest and the Republic of Mali which holds a 20% interest.

YATELA is governed by a shareholders’ agreement dated May 27, 2000. Decisions of the directors of YATELA are by a majority vote. The board of directors of YATELA currently consists of eight directors. SADEX is entitled to appoint six directors and the Government of Mali is entitled to appoint two directors.

Each shareholder of YATELA is entitled to receive dividends, which may be distributed after payment of the financial obligations of YATELA, including the shareholder loan advanced by SADEX for the development and construction of the Yatela Gold Mine. Dividend distributions by YATELA also take into account the projected operating and capital expenses of YATELA and legal reserves required by applicable corporate law.

SADEX received the Yatela Mining Permit from the Government of Mali in February 2000. The Yatela Mining Permit is for an initial term of 30 years, expiring in 2031, and may be extended by order of the President of Mali if mining operations are ongoing. The Yatela Mining Permit may be cancelled on the same bases as the Sadiola Mining Permit (see “Sadiola Gold Mine — Property Description and Location” above).

ii)	Accessibility, Climate, Local Resources and Infrastructure

The Yatela Gold Mine adjoins the Sadiola Gold Mine to the north and its location and access are the same as for the Sadiola Gold Mine. Information thereon is provided in subsection 2.5 of Item III above.

The Yatela Gold Mine is located approximately 25 kilometres north of the Sadiola Gold Mine and is situated close to the main gravel road to Kayes, the regional capital, which is approximately 60 kilometres from the Yatela Gold Mine. In 2005, a new access road was constructed between Yatela and Sadiola to facilitate movement between the two operations.

The water needed by the Yatela Gold Mine is sourced from a well field and from boreholes established to dewater the pit in advance of mining. Potable water for both the Yatela Gold Mine operation and the mine townsite is supplied from the well field and treated prior to distribution.

Electrical power is provided through six diesel powered generating sets located at the Yatela Gold Mine.

iii)	History and Exploration

SADEX, through a predecessor wholly-owned subsidiary, had the right to explore an exploration permit adjacent to the northern boundary of the Sadiola Mining Permit. The northern part of the Yatela property was acquired by SADEX on February 6, 1998 from Eltin Limited (“Eltin”) of Australia.

SADEX commissioned a feasibility study, which was carried out by AngloGold (now AngloGold Ashanti) and presented in June 1999. The feasibility study concluded that an open pit mine feeding a 2.5 Mtpa heap leach operation was the most financially attractive of the alternatives studied.

The final feasibility study prepared by AngloGold Ashanti in November 1999 advanced the heap leach option to a fully tendered capital cost status. The final feasibility study reported that an open pit 2.5 Mtpa heap leach operation should be capable of producing 1.2 million ounces from the Yatela deposit over a six year period.

iv)	Drilling, Sampling and Analysis, and Security of Samples

The collection and processing of all grade control and exploration samples prior to dispatch to the SEMOS laboratory is carried out by employees of YATELA.

Blind quality control sample trays are given to the SEMOS laboratory containing 2.9% pulp repeats, 2.9% blanks and 2.9% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. The SEMOS laboratory processes principally all the grade control samples for the Yatela Gold Mine.

In combination with the SEMOS laboratory, Analabs (in Kayes) processes the exploration samples. Blind quality control sample trays are given to Analabs containing 10% pulp repeats, 3% blanks and 7% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. Approximately 10% of a drill project’s ore zone is submitted to an external laboratory for check assay.

The resource drilling database system is the same as for the Sadiola Gold Mine. Information thereon is provided in subsection 2.5 iii) of Item III above.

Reconciliations are carried out on grade, tonnage and contained metal between the individual anomaly resource models and grade control models on a monthly basis (for anomaly where mining has taken place). In addition, reconciliations between plant and resource models are also carried out monthly. Daily and monthly comparisons of called mining grade and received plant grade are also undertaken.

QA-QC protocols are in place with respect to sampling procedures.

v)	Mineral Resources and Ore Reserves

Information on mineral resources and reserves is provided in Section 5 below.

vi)	Mining Operations

Operator

IAMGOLD and AngloGold Ashanti are equal partners and AngloGold Mali is the operator of the Yatela Gold Mine on the same terms as those for the Sadiola Gold Mine.

Mining operations are now carried out by African Mine Services which, in 2008, replaced the previous contractor, Moolmans. The Yatela deposit is being exploited by open pit mining techniques.

Processing

The process plant consists of a standard heap leaching facility. It consists of a two stage crusher circuit feeding an agglomeration drum to produce a pelletized product.

The discharge from the agglomeration drum is transported by an overland conveyor to the “grasshopper” conveyor and radial stackers which build each heap leach pad in up to three lifts. Cyanide solution is fed through drip irrigation piping on the pads. The pregnant solution is collected after it has percolated through the pad and is eventually pumped through carbon filled columns which strip out the gold.

The average life of mine gold recovery rate incorporated in the feasibility study was 85%. The leach cycle of the Yatela Gold Mine is longer than originally anticipated, however, the ultimate recovery rate for the contained gold is still expected to be 85%.

Production

The latest forecast completed in December 2009 projects stacking until February 2012 when closure rinsing of the heap leach pads will be in full operation.

The following table indicates operating information for the Yatela Gold Mine for the last two years:

YATELA GOLD MINE	2010	2009
Gold Production (Ounces)(1)	150,000	222,000
Tonnage crushed (tonnes)	2,933,000	2,746,000
Grade crushed (g Au/t)	1.2	3.4

(1)	The Company holds a 40% interest in Yatela representing 60,000 ounces in 2010 and 89,000 ounces in 2009.

vii)	Environment

Under the concession agreement with the Government of Mali, YATELA is obligated to minimize the environmental impact of mining activities, and is required to rehabilitate the mine site once the Yatela Gold Mine permanently ceases operation. An environmental impact assessment report prepared in accordance with Malian and international standards was approved by the Malian authorities and resulted in the Malian authorities issuing the necessary environmental permits.

A baseline program monitors seasonal differences in climatic data, water quality for surface and groundwater and groundwater levels. An integrated and comprehensive EMS has been implemented for the Yatela Gold Mine. The EMS ensures that disturbance to the environment is maintained within acceptable limits and that environmental policies are adhered to. An independent environmental audit of YATELA is conducted annually.

There are adequate facilities for all mineral processing requirements, including waste disposal, on site.

As at December 31, 2010, the recorded amount of estimated restoration and closure costs for the property was $27.9 million, representing the discounted cost (proportionate share: $11.2 million). The undiscounted amount of estimated restoration and closure costs for the property was $30.3 million (proportionate share: $12.1 million).

viii)	Exploration and Development

All exploration activity is carried out by YATELA. As previously mentioned in subsection 2.5 viii) of Item III above, in July 2009, the 18-month combined SADIOLA-YATELA 2009-2010 exploration budget of $14.9 million approved in July 2009 was completed at the end of 2010. The program was initially designed to fully evaluate the remaining oxide potential of the joint venture lands, and undertake investigation of potential sulphide mineralization of the Yatela Gold Mine concession block in conjunction with a parallel program at the Sadiola Gold Mine.

Another eighteen targets were identified on the Yatela Gold Mine concession ranging from geophysical anomalies to exploring the projected expansion of the Yatela Gold Mine pit resources. In response to positive exploration results in the proximity of the Alamoutala main pit and following a geological reinterpretation of the Yatela deposit geological setting, supplemental capitalized budget were allocated to increase the resource.

Exploration was also carried out over some partially tested gravity (geophysical) anomalies near the operations. These gravity anomalies may indirectly indicate karstic dissolution features similar to Yatela. Other targets included KW18, Yatela North (structural feature located one kilometer north of Yatela) and Yatela NE. The capitalized drilling programs successfully added reserves and resources at Alamoutala and Yatela extending the mine life of the Yatela Gold Mines operation. A total of 67,912 metres of RC drilling and 3,513 metres of DD was completed as at December 31, 2010.

IAMGOLD’s share of exploration work, including both the capital and expensed portions at the Yatela Gold Mine was $5.23 million in 2010. An oxide endowment exploration program was proposed and globally accepted for 2011-2012 to add resources of oxide ore on the Sadiola and Yatela concessions. A number of grass-root targets such as some new gravity anomalies detected from geophysical surveys carried out in 2010 will be verified. Further evaluation and definition of new resources at the Yatela and the Alamoutala pits, as well as examining the sulphide potential beneath the oxide zone at Yatela pit will continue.

ix)	Mining Taxation

YATELA was exempt from taxation of net mining profits, as calculated under the Malian Mining Code, until July 5, 2006. Since that date, the mining taxation applicable to YATELA is the same as that applicable to SEMOS. Information thereon is provided in subsection 2.5 ix) of Item III above.

2.7	Africa: Tanzania - Kitongo, Nyangombe and Maji Moto Projects

The Company divested its remaining Tanzanian projects at Kitongo, Nyangombe and Maji Moto during the second quarter of 2010. Bright Star Resources Ltd. (ASX listed) acquired the projects for AUD 180,000 and 4,572,175 fully paid shares in Bright Star Resources. Deferred consideration totaling another AUD 750,000 is payable in two tranches; one upon commencement of commercial production and the second 12 months later.

2.8	South America: Suriname - Rosebel Gold Mine

Unless stated otherwise, the information in the sections below (other than information subsequent to the date of the Rosebel Report (defined below)) is based upon the technical report (the “Rosebel Report”) entitled “IAMGOLD – Rosebel Mine, Suriname – Technical Report” dated March 29, 2010, prepared by the IAMGOLD Technical Group under the supervision of Gabriel Voicu, a qualified person for the purposes of NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Rosebel Report which is available for review on SEDAR at www.sedar.com.

The Rosebel Report is not and shall not be deemed to be incorporated by reference into this Annual Information Form.

i)	Property Description and Location

The Rosebel property is located in Suriname, South America, approximately 100 kilometres south of the city of Paramaribo, the capital of Suriname. Suriname is a former Dutch colony located on the northeastern coast of South America. The Rosebel mining concession covers 17,000 hectares in the District of Brokopondo, between the Suriname River to the East and the Saramacca River to the West, and is surrounded by exploration concessions covering an additional surface area of 62,355 hectares. The property is held by RGM, a 95%-owned subsidiary of IAMGOLD.

The relationship between the Company, RGM and the Republic of Suriname is governed by a mineral agreement executed on April 7th, 1994, as amended and supplemented by an agreement dated March 13th, 2003 (the “Mineral Agreement”). The Mineral Agreement provides, in particular, for the Republic of Suriname holding a 5% carried participation in the share capital of RGM (the Class A shares) and 2 million redeemable shares (the Class B shares). The capital structure of RGM had provided for the redemption of Class B shares in accordance with the Commercial Code of Suriname prior to distribution of dividends to its shareholders. In October 2009, the remaining Class B shared held by the Republic of Suriname were redeemed such that as at December 31, 2009, the Republic of Suriname only held 50 Class A shares and the Company held 950 Class A shares and 7,999,000 Class B shares in RGM. Through a unanimous resolution of the shareholders of RGM passed in December 2009, only holders of Class A shares are now entitled to receive dividends as and when declared by RGM.

The Company had previously obtained foreign investment insurance coverage for its investment in RGM for a portion of the losses resulting from certain political risks that may affect the Rosebel Gold Mine. Insurance was obtained from a syndicate of insurers including Export Development Canada (collectively the “Insurers”). The insurance policy expired at the beginning of 2009 and was not renewed after a review of the political risks associated with the mine. The rights of the Company under this insurance policy had been assigned to the 2008 Financial Creditors pursuant to the terms of the 2008 Credit Facility.

The Mineral Agreement outlines various business conditions, including the right to export gold, to hold funds in foreign bank accounts, to access local currency at market rates and to import goods, with few exceptions, on a duty-free basis. The Mineral Agreement provides for an income tax rate being the lesser of the statutory rate in effect (currently 36%) and 45%, an international dispute resolution mechanism and a debt-to-equity capital structure of 4 to 1.

On December 16, 2002, RGM was granted a 25-year renewable Right of Exploitation for the Rosebel mine from the Government of Suriname, following the Government’s approval of the updated feasibility study and environmental impact assessment.

Production from the Rosebel mine is subject to a fixed royalty of 2% of production, paid in-kind, and, a price participation royalty of 6.5% on the amount exceeding a market price of $425 per ounce of gold, when applicable, payable to the Government of Suriname, and a fixed royalty of 0.25% of production payable in kind to a foundation established by RGM, Grassalco, an entity owned by the Government of Suriname, and the Government of Suriname to promote the local development of natural resources. The Suriname Environmental and Mining Foundation’s board is composed of two representatives from RGM, two from Grassalco and one from the Government of Suriname.

All of the Company’s shares of RGM were pledged in favor of the 2010 Financial Creditors under the 2010 Amended and Restated Credit Facility subject, until March 24, 2013, to a first ranking pledge and security agreement in respect of 50% of RGM shares, which was assigned to EURO, a subsidiary of the Company.

ii)	Accessibility, Local Resources and Infrastructure

The Rosebel Gold Mine began commercial production on February 11, 2004. The property is accessible by plane or by road from Paramaribo. Its facilities and equipment include a processing plant, maintenance and warehouse facilities, a transmission line to tap into the Afobaka power generating station owned by a major bauxite producer, and related support infrastructure. RGM concluded two power supply agreements, one with the Government being indexed to the price of gold, and one with a state-owned entity, EBS NV, which is fully effective for a period of 10 years, being indexed to the oil price, both of which provide for the supply of 21 MW of average power and 27 MW for peak power to the mine and mill facilities.

iii)	History

The Rosebel property was optioned in 1992 by Golden Star Resources Ltd. (“Golden Star”) from Grasshopper Aluminum Company N.V. (“Grassalco”), a state-owned mining company. Cambior held a 50% interest in the property from June 1994 to May 2002 when it acquired Golden Star’s 50% interest (the “Rosebel Transaction”). Pursuant to the Rosebel Transaction, Golden Star received a gold price participation right (the “Rosebel Royalty”) equal to 10% of the excess gold market price above $300 per ounce for soft and transitional ore and above $350 per ounce for hard rock ore, and in each case, after deducting a fixed royalty of 2% of production paid in-kind to the Government of Suriname, up to a maximum of 7 million ounces produced. Based on reserve estimates as of December 31, 2007, the composition of the ore deposit is split approximately equally between soft and transitional ore and hard rock ore. Golden Star subsequently sold the Rosebel Royalty to EURO. Cambior, which held a 95% interest in RGM, was acquired by the Company on November 8, 2006, pursuant to the Cambior Arrangement and a 84.55% interest in EURO was acquired by the Company pursuant to a public offer on December 23, 2008.

Further to the acquisition of Cambior, the Company assumed the obligation to pay the Rosebel Royalty to EURO. With the acquisition of a controlling interest in EURO, the Company was able to effectively decrease its reported cash cost for gold produced at

RGM. A feasibility study and an environmental impact assessment were filed with the Government of Suriname in May 1997. Following additional drilling on the property, a revised feasibility study was submitted to the Government in December 1997. An updated feasibility study for the project was completed in August 2002 and submitted shortly thereafter to the Government of Suriname, with an environmental impact assessment, for approval.

Following the acceptance of the 2002 updated feasibility study and environmental impact assessment, the granting of the 25-year renewable Right of Exploitation, the securing of satisfactory business conditions, the completion of financing and implementation of political risk insurance coverage, Cambior, through its subsidiary RGM, officially commenced construction of the Rosebel mine in December 2002 and commercial production began on February 11, 2004.

iv)	Geological Setting and Mineralization

The Rosebel concession lies within the Paleoproterozoic Guiana Shield. The Suriname portion of the shield is characterized by discrete corridors of low grade metamorphic rocks (greenstone belts) separated by large granite-gneiss terranes.

The local greenstone belt stratigraphy comprises a basal mafic to felsic volcanic package (Paramaka Formation) and two overlying volcano-sedimentary sequences (Armina and Rosebel Formations). The Armina Formation includes intermediate to mafic volcanics and volcaniclastics, turbidite and minor conglomerate, whereas the unconformably overlying Rosebel Formation is mainly comprised of coarser-grained sandstone and conglomerate with subordinate mudstone. The entire sequence has been deformed by east-southeast to east-west striking folds and faults. A large tonalitic pluton occurs in the southern part of the property (Brinks Granite). Metamorphism is greenschist to lower amphibolite facies.

The Rosebel property contains eight orogenic gold deposits distributed along three major structures. The northern mineralized trend has a strike length of 12 kilometres and hosts the Pay Caro, East Pay Caro, Koolhoven and J-Zone deposits. The southern mineralized trend has a strike length of 15 kilometres and hosts the Mayo, Royal Hill and Roma deposits. The Rosebel deposit occurs at the eastern extremity of the central mineralized trend.

Primary gold mineralization occurs in several different styles on the property but is typically associated with multiple generations of quartz, quartz-carbonate and quartz-carbonate-tourmaline veining. Vein arrays are thought to have developed preferentially along pre-existing structural heterogeneities such as lithological contacts, fold closures and sub-vertical shear corridors during major deformation phases. For example, gold mineralization at the Rosebel deposit is associated with north-dipping quartz and quartz-carbonate vein sets localised along shear corridors developed at contacts between sandstone and siltstone units of the Rosebel Formation. Low grade gold mineralization is widely dispersed in sericitic alteration halos surrounding these structures. Diamond drilling has intersected economic gold mineralization to a vertical depth of 200 metres below surface and the continuity of the mineralization can be traced for over two kilometres along strike. The Rosebel deposit, like most others on the property, remains open on strike and at depth.

Gold mainly occurs in its native form as free grains, often precipitated close to vein selvages or as intergrowths in pyrite crystals within veins and adjacent country rocks. Mineralized quartz veins range from a few centimetres up to 4 metres in thickness and are typically associated with a wall-rock alteration assemblage comprising sericite, chlorite, carbonate, tourmaline, pyrite, pyrrhotite and plagioclase. Alteration halos range from 0.25 metres around individual veins to over 20 metres around major vein sets.

v)	Drilling, Sampling and Analysis and Security of Samples

The core is HQ size in soft rock and reduced to NQ size in solid rock. Most of the holes are sampled continuously from top to bottom of the hole and sample intervals are normally 1.0 metre in length. The core is split. All drill collars are surveyed and downhole surveys conducted in exploration holes. The logging and sampling of drill holes is done in accordance with industry standards. Assays are performed on site at the Rosebel mine laboratory and in the Suriname capital of Paramaribo at the Filab laboratory. All samples are assayed by fire assay method.

Industry standard quality assurance and quality control procedures, including standards, blanks, duplicates and check assays in external laboratories, are employed.

vi)	Mineral Resources and Reserves

Information on mineral resources and reserves is provided below in Section 5.

vii)	Mining Operations

Processing involves crushing and grinding using two-stage SAG and ball milling, gravity separation which recovers in the range of 30% of the gold, a cyanidation circuit and a carbon-in-leach plant. The flowsheet reflects the need to handle soft and sticky ore from the laterite and saprolite layers during the initial mining phase before treating harder material from the transition and hard rock zones.

At current production levels, the mine has an expected mine life of 15 years at an average production rate of 400,000 ounces per year. The 2011 production is estimated at 360,000 to 380,000 attributable ounces of gold.

The following table indicates operating information for the Rosebel Gold Mine for the last two years.

ROSEBEL GOLD MINE	2010	2009
Gold Production (Ounces) 100% (1)	416,000	412,000
Tonnage milled (tonnes)	12,832,000	11,093,000
Grade milled (g Au/t)	1.1	1.2
Recovery (%)	93	93

(1)	The production attributable to the Company in 2010 is 395,000 ounces of gold and the production attributable to the Company in 2009 is 392,000 ounces of gold.

At the end of 2010, Rosebel employed approximately 1600 individuals and contractors, including those employed by outside contractors. An illegal work stoppage by a number of unionized employees in January, 2007 prompted a temporary suspension of operations. This work stoppage was resolved in mid-February with the signing of a labour agreement in principle. In April, 2007, a three-year collective labour agreement (“CLA”) was concluded and a one-year extension of this contract was negotiated in 2008 and amended in 2009. In 2010, a new CLA was negotiated.

viii)	Environment

The EMS for the Rosebel Gold Mine is certified under ISO 14001, effective December 2005, and remains in compliance with certification. The Rosebel Gold Mine successfully passed the ISO 14001 recertification audit in December 2008. Rosebel maintains active community consultation with nearby communities and works in partnership with the communities on community development projects.

As at December 31, 2010, the recorded amount of estimated restoration and closure costs for the property was $29.8 million, representing the discounted amount. The undiscounted amount of estimated restoration and closure costs for the property was $42.2 million.

ix)	Exploration and Development

A total of 94,537 metres of DD were completed in 2010 on various near-mine drilling programs that were developed in nine different deposits as presented in the following table.

Deposits	Infill (metres)	Exploration (metres)	Condemnation (metres)	Total (metres)
Koolhoven	10,170	4,629	456	15,255
Royal Hill	9,548	0	1,929	11,477
Pay Caro	19,308	3,194	1,422	23,924
Rosebel	9,799	4,296	0	14,095
Mayo	9,388	1,983	0	11,371
East Pay Caro	6,368	5,435	2,343	14,146
Spin Zone	0	1,791	0	1,791
Tailings	0	0	1,204	1,204
Triangle	0	1,274	0	1,274

Total	64,581	22,601	7,355	94,537

Additionally, a regional exploration effort was carried out on the Rosebel concession and adjacent exploration concessions as described in Section 4.3.8 below.

For 2011, the Company’s attributable gold production at the Rosebel Gold Mine is expected to be between 360,000 and 380,000 ounces and plans to include a $14 million resource delineation and near-mine exploration program. The 95,000 metre near-mine drill program is designed to upgrade additional resources to reserves and pursue targets in close proximity to exisiting resources.

x)	Taxation

Under the 1994 Mineral Agreement in effect for the Rosebel Gold Mine, as amended and referred to above, it is provided that the corporate income tax rate applicable during the first 25 years of operation is the lesser of the year-to-year applicable corporate tax rate (currently 36%) and 45%. Operating expenses, including interest expenses, are generally deductible from taxable income, and losses may be carried forward indefinitely. Capital expenditures are generally depreciated over a four-year period for plant and equipment during the pre-production period and the production phase. Dividends and interest may be paid without any withholding taxes. Legislative stability of taxation rules and rates is guaranteed by the 1994 Mineral Agreement, as amended.

2.9	South America: Ecuador - Quimsacocha Project

Unless stated otherwise, the information in the sections below are based upon the technical report (the “Quimsacocha Report”) entitled “Quimsacocha Gold Project, Ecuador: Technical Report NI 43-101” dated February 2009, prepared by Pierre Pelletier (Vice-President Metallurgy, IAMGOLD Corporation), Daniel Vallières (Manager, Underground Projects, IAMGOLD Corporation) and Francis Clouston (Manager, Project Evaluation, IAMGOLD Corporation).The Quimsacocha Report has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Quimsacocha Report which is available for review on SEDAR at www.sedar.com. The Quimsacocha Report is not and shall not be deemed to be incorporated by reference into this Annual Information Form.

i)	Property Description and Location

The Quimsacocha Project is 100% owned by the Company and is located approximately 30 kilometres southwest of the city of Cuenca, Azuay Province, Ecuador. The property consists of three mining concessions covering an aggregate area of approximately 8,030 hectares.

ii)	Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the property from Cuenca is by 40 kilometres of paved road to the town of San Gerardo, 8 kilometres of winding gravel road to the exploration base camp and 10 kilometres of winding gravel road to the project. The project is located at an elevation ranging from 3,500 metres to 3,900 metres.

The mean daily temperature is 8.4ºC and ranges from 1.2ºC in July-September to 9.3ºC in November-December. Total annual precipitation averages 1,281 millimetres. The wettest months are November, March and April which average 270 millimetres per month and the driest months are August and December, averaging 22 millimetres per month. Vegetation is sparse and typical of Andean vegetation above the tree line. Much of the property is covered by Andean “páramo”, a type of moorland vegetation consisting of mainly coarse grasses. Stands of small pine occur on hillsides adjacent to the property.

iii)	History

Initial exploration work was carried out by the United Nations in the 1970s. A stream sediment geochemical survey identified base metal anomalies that were further investigated by geological mapping and DD. COGEMA then acquired the property and carried out an exploration program in the 1990s. Stream sediment geochemical surveys identified gold anomalies and subsequently a ten-hole, 1,869 metres DD program was completed in 1992 to 1993.

In 1994, COGEMA, Newmont Mining Corp., and TVX Gold formed a joint venture to further explore the Quimsacocha targets. During 1994 to 1996 the exploration program comprised geological mapping as well as geochemical and geophysical surveys over the main areas of hydrothermal alteration. The joint venture identified nine targets by geochemical and geophysical surveys. The targets were further investigated with a two-phase, 82-hole, DD program for a total of 7,581 metres.

In March 1999, IAMGOLD acquired the Cerro Casco, Cristal, and Rio Falso concessions from COGEMA. Upon completion of a bankable feasibility study, IAMGOLD is required to pay COGEMA $2.00 per ounce of gold in the proven and probable reserves plus the measured and indicated resources, as defined by the feasibility study, commencing on the date that a formal production decision is made. In addition, COGEMA will be entitled to a 5% net profits interest (NPI) in any mining operation on the property. IAMGOLD retains a first right of refusal should COGEMA elect to sell the NPI. A fourth, adjoining concession (San Martin) was not subject to the COGEMA agreement and was returned to the Government in 2008 after the application of the Mining Mandate in the spring of that year. The prefeasibility study regarding the Quimsacocha Project commenced in 2008 and was completed in February 2009.

iv)	Geological Setting and Mineralization

Ecuador can be subdivided into a number of tectonostratigraphic terranes that were accreted onto the Amazon Craton from Late Jurassic to Eocene. The Quimsacocha project is located in the western Cordillera of the Andes, in the southwest part of Chaucha terrane. Quimsacocha is regionally located in the continental area of Chaucha that is bound by the Bulubulo Fault system to the north, the Girón Fault to the southeast and the Jubones Fault to the southwest.

The local Quimsacocha geology is dominated by Upper Miocene volcanics and volcaniclastics, including the Turi, Turupamba, Quimsacocha and Tarqui Formations. The property is located between two major faults: the Gañarin and Girón Faults. A caldera with a diameter of four kilometres lies along the Gañarin fault, 400 metres west of the Quimsacocha deposit. The Turi Formation is comprised of tuffaceous breccias, conglomerates and sandstones and underlies rhyolitic to dacitic tuffs and minor lapilli tuffs of the Turupamba Formation. The overlying Quimsacocha Formation comprises banded lava flows and andesite tuffs and breccias. The Quimsacocha Formation and upper parts of the Turi Formation are the principal host lithologies.

The Quimsacocha Deposit is a high sulphidation epithermal gold-copper-silver deposit. Mineralization is associated with a NNE striking structural feature and is hosted by coarse-grained tuffs or at lithological contacts between flows and tuffs. The alteration system covers an area of approximately twelve kilometres N-S by six kilometres E-W and is typical of high sulphidation systems, with a nucleus of vuggy and massive silica, and more laterally, alunite, kaolin, dickite and pyrophyllite surrounded by a halo of argillic alteration represented by illite and smectite clays.

Mineralization zones are characterized by multiple brecciation and open-space filling events and sulphides such as pyrite, enargite, covellite, chalcopyrite and luzonite or, at lower sulphidation states, tennantite and tetrahedrite. The principal area of economic interest is a flat lying mineralized zone that strikes N-S for approximately one kilometre, extends east-west for at least 300 metres and ranges in thickness from 10 metres to 100 metres (Main Zone). Gold mineralization is found, for the most part, in one of the following mineralogical assemblages: (i) Vuggy silica plus fine grained pyrite and enargite; (ii) Massive pyrite, including a brilliant arsenical pyrite; (iii) Vuggy silica with grey silica banding, sulphide space-filling and (iv) banded pyrite.

v)	Exploration and Development

The Company has compiled all the data assembled by previous operators and has conducted an exploration program to supplement the database. Magnetometer surveys on 100 metres line spacing were conducted. In areas covered by previous owners the spacing was reduced to 25 metres. Magnetic highs in the central part of the caldera, as well as an area north of the D1 Zone, possibly correspond to a subvolcanic unit with a high magnetite content. Magnetic lows on the property are associated with shears or zones of silicification. Soil geochemical surveys were conducted to supplement rock geochemical surveys previously conducted. DD followed, and all hydrothemal alteration from drill holes was analyzed using a portable infrared mineral analyzer. Alteration vectors were plotted which led to the discovery of the main Quimsacocha mineralization. In addition to the Quimsacocha deposit, the property hosts several additional mineralized prospects including Cerro Casco, Gulag, Aguarangos and Rio Falso.

A mandate passed by the Constituent Assembly of Ecuador in April 2008 resulted in a moratorium on mining activities in the country pending the completion of new mining legislation. Following a national referendum which approved a new constitution in

September 2008, a mini-congress or “Congresillo” was formed to act as Ecuador’s legislative body pending presidential and congressional elections which took place in April 2009 and resulted in the re-election of President Correa and his Alianza Pais party. President Correa has publicly supported the introduction of responsible large-scale mining in Ecuador.

On January 19, 2009, President Correa signed a new mining law passed by the Congresillo and proposed one amendment dealing with what are known as “special mining areas”, which relate to the state’s rights regarding concessions in which the state has previously undertaken exploration work. The Company understands that the proposed amendment was published in the government’s Gazette and has now taken effect. New mining regulations were developed to support the new mining law and were finally approved by President Correa in November 2009. A final feasibility study for the Quimsacocha Project at a cost of $14 million is expected to be completed in about 12 months after receipt of the water use permit and the approval to resume drilling activity at the site.

vi)	Drilling, Sampling and Analysis, and Security of Samples

The Quimsacocha mineralization does not outcrop and the resource estimate is based entirely on DD data. Core sample intervals were determined by Company geologists based on the type and intensity of alteration and sulphide mineralization. Most mineralized zones were sampled using a maximum interval of one metre. Intersections selected for sampling were cut in half with a diamond saw. Half the core was placed in a plastic sample bag and samples were placed in large rice bags, approximately eight per bag, secured, and shipped to the laboratory via company and public transport. Core recovery is noted in most, but not all, of the drill logs. Core recovery is generally very good and averages greater than 90% in the mineralized zones. A total of 74,625 metres has been drilled to date.

Until January 2005, split core samples were prepared in Quito, Ecuador, by ALSChemex and assayed at the ALS-Chemex, Vancouver laboratory. Beginning in January 2005, the sample preparation and fire assays were done by BSI Inspectorate (“BSI”) in Lima, Peru. Sample pulps were shipped to BSI in Sparks, Nevada for inductively coupled plasma (“ICP”) analyses, until July 2005 when BSI installed ICP analyses capability in Lima. Most of the assays used in the resource estimate were conducted at the BSI facility and all samples are analyzed for gold by fire assay and a multi-element package using aqua regia digestion with an ICP finish. BSI’s Quality Control program requires including one duplicate sample, standard reference sample, and blank sample per batch of ten samples.

The Company’s Quality Control program included the submission of standard reference samples and blank samples with the pulverized samples of core. Reference material and blanks are inserted at a frequency of one per fifteen samples. Check samples are also analyzed at a second laboratory.

A prefeasibility study completed in late 2008 investigated the economic and technical potential for an underground mining operation using conventional milling, and incorporating a flotation circuit to produce a sulfide concentrate containing the copper, gold and silver. The refractory characteristics of the gold require applied sulfides oxidation technology to liberate the gold and silver. The sulfide will be oxidized using autoclave technology. The oxidation product will be leached in a conventional CIL circuit for gold and silver technology. Copper from the leach solution would be recovered by copper cementation. The study was based on concentrator throughput of 3,000 tonnes per day. Average yearly production over a eight year mine life would be approximately 200,000 ounces of gold, 990,000 ounces of silver and 9.3 million pounds of copper. The pre-feasibility preparations included metallurgical testing, environmental and social baseline studies, a geotechnical assessment and mine planning and processing design.

vii)	Mineral Processing and Metallurgical Testing

The following is a summary of the mineral processing and metallurgical testing conducted at Quimsacocha:

•	A flotation process followed by an off-site pressure oxidation (“POX”) of the concentrate process has been selected as the most environmentally and economically favorable ore treatment option.

•	Design is based on a 3,000 tonnes per day ore production during an 8-year mine life (1,095,000 tonnes per year).

•

The chosen processes should ensure optimal recovery of several economic elements: 90% Au, 92% Cu and 77% Ag. Flotation of the sulfides will ensure removal of approximately 95% of the sulphur from the ore treated on-site.

•

78% of the total planned ore to be milled at the mine site and the resulting tailings will remain there. This stream theoretically represents the less reactive material and should result in less reactive waste. 58% will be used as paste backfill underground and the remaining 20% will be deposited on surface in the form of thickened tails or paste tails in a secured containment facility.

•	For economic reasons, the POX plant will be located in the Guayagil area at sea level near limestone sources.

•

Enough flotation concentrate has been produced from the samples available to proceed to a pilot plant run using POX. The results have been used for the flotation, autoclave, gold and copper recovery circuit design.

•

Testwork confirms that the ore is moderately hard but that its abrasion index is exceptionally high. A technical review of the grinding and milling circuit alternatives resulted in the selection of a single stage SAG mill circuit for economic reasons.

viii)	Mineral Reserves and Resources

In 2008, personnel of the Company completed a mineral resource estimate. The following table sets out the indicated and inferred mineral resource of the Quimsacocha Project at a cut-off of 3.0 grams of gold per tonne.

Indicated Mineral Resource at 3.0 g Au/t grade cutoff as of August 2008(1)

Resource Status	Tonnage	Gold		Silver		Copper
	(000)	(g/t)	(000 oz)	(g/t)	(000 oz)	(%)	(lbs)
High grade	9,242.41	6.76	2,009	37.94	11,275	0.44	88,926,400
Low grade	692.93	4.40	98	26.31	586	0.47	7,182,800

Total	9,935.34	6.60	2,107	37.13	11,861	0.44	96,109,200

Inferred Mineral Resources at 3.0 g Au/t grade cutoff as of August 2008(1)

Resource Status	Tonnage	Gold		Silver		Copper
	(000)	(g/t)	(000 oz)	(g/t)	(000 oz)	(%)	(lbs)
High grade	104.60	8.94	30	41.09	138	1.18	2,728,400
Low grade	194.60	4.91	31	47.48	297	0.85	3,629,700

Total	299.20	6.32	61	45.24	435	0.96	6,538,100

Note:

(1)	Mineral resources are inclusive of mineral reserves. Tonnes and ounces have been rounded and this may result in minor discrepancies. Although “measured resources”, “indicated resources” and “inferred resources” are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards”.

The following table sets out the diluted probable mineral reserve after factoring in mining recovery and development. Currently there are no proven mineral reserves at the Quimsacocha Project.

Mineral Reserves

Resource Status	Tonnage	Gold		Silver		Copper
	(000)	(g/t)	(000 oz)	(g/t)	(000 oz)	(%)	(lbs)
Development	135	6.46	28	34.45	150	0.42	1,250,021
Mining Recovery (95%)	7,963	6.46	1,654	36.45	9,332	0.42	73,732,717

Probable Mineral Reserve	8,098	6.46	1,682	36.44	9,482	0.42	74,982,738

ix)	Environment

In the past, Environmental Impact Assessments were submitted for drilling programs and the environmental management plans and field activities were audited by relevant government agencies. All activities to date have been in conformance with laws, regulations and related agreements.

The Company is awaiting the issuance of environmental regulations which would enable the water authority to issue the necessary approvals required for mining activity to resume. A water use permit was received in July 2010 and a letter authorizing the resumption of activity at the site was received on February 15, 2011.

Community consultation and development programs are well advanced in support of the exploration and development activities.

2.10	South America: French Guiana - Camp Caiman Project

Unless stated otherwise, the information in the sections below (other than information subsequent to the date of the Camp Caiman Report (defined below)) are based upon the technical report (the “Camp Caiman Report”) entitled “Cambior – Rapport Technique – Projet Camp Caiman – Norme Canadienne 43-101” (the “Camp Caiman Report”), dated August 2005 and prepared under the supervision of Patrick Godin, then General Manager, Camp Caiman Project, “a qualified person” for the purposes of NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Camp Caiman Report which is available for review on SEDAR at www.sedar.com. The Camp Caiman Report is not and shall not be deemed to be incorporated by reference into this Annual Information Form.

i)	Property Description and Location

The Camp Caiman Project is located about 45 kilometres (directly by air) southeast of Cayenne, the capital city of French Guiana, an overseas department of France located on the northeastern coast of South America between Brazil and Suriname. French Guiana covers an area of 91,000 square kilometres and hosts a population of approximately 200,000 people.

The property is held by IAMGOLD Guyane S.A.S. (formerly named CBJ Caiman S.A.S.), an indirect wholly-owned subsidiary of the Company, and was acquired in November 2003 as a result of a merger transaction with Ariane Gold Corp. The Camp Caiman Project is comprised of a 30 square kilometres mining concession obtained in November 2004 for a period of 25 years and two adjacent exploration permits: Trésor (20 square kilometres) to the West and Patawa (21 square kilometres) to the East. The two exploration permits expired on July 31, 2009 but extension applications were filed. The mineral rights held by the Company are subject to the French mining laws applicable in French Guiana.

All of the Company’s equity securities of IAMGOLD Guyane are pledged in favor of ASARCO Incorporated as guarantee for payment of the balance of the purchase price.

ii)	Accessibility, Climate, Local Resources, Infrastructure and Physiography

Over 95% of French Guiana is covered by rainforest with no infrastructure. Access to the Camp Caiman Project area from Cayenne is by road, with approximately 65 kilometres of paved highway and 8 kilometres of all-weather unpaved road. There is presently no major infrastructure at Camp Caiman.

iii)	Exploration

Gold mining has been carried out in French Guiana since 1857 and a total of approximately 6.5 million ounces of gold has been declared, essentially from alluvial and eluvial deposits. Systematic regional exploration funded by the French government and carried out by the Bureau de Recherches Géologiques et Minières (“BRGM”) between 1975 and 1995, led to the identification of a number of primary gold targets that were auctioned to the private industry. BRGM identified a 7-kilometres long gold-in-soil geochemical anomaly at Camp Caiman and the project was auctioned in 1994 to Asarco Guyane Française S.A.R.L.

The initial drill program discovered the Scout Zone in 1996, which led to an expanded DD program in 1997 and the discovery of the CC-88 Zone. A pre-feasibility study of both deposits was carried out in April 1999. Further delineation drilling took place in 2000 and 2001 after the publication of the study. Intensive exploration drilling resumed in September 2002 when Ariane took over Camp Caiman.

A significant amount of exploration drilling has been carried out at Camp Caiman since 1996, with a total of 135,545 metres of drilling in 1,790 holes as at December 31, 2005: 82,530 metres of DD in 713 holes and 53,015 metres of RC drilling in 1,077 holes.

The geological model was updated with an estimated measured and indicated resource base of 20.4 million tonnes at an average grade of 2.46 g Au/t, representing 1.615 million ounces of gold contained, of which 59% are in saprolite material.

iv)	Drilling, Sampling and Analysis and Security of Samples

The core is HQ size in soft rock and reduced to NQ size in solid rock. The majority of holes are sampled continuously from top to bottom (normally 1.0 metre in length) and the core is split. Sample lengths are 1.5 metres for RC drilling. All drill collars are surveyed and downhole surveys are conducted in exploration holes and average recovery is approximately 90%. The logging and sampling of drill holes is done in accordance with industry standards. Assays are performed in Cayenne by SGS-Cayenne (Filab) laboratory. All samples are assayed by fire assay method.

The quality assurance procedures and assay protocols followed for the Camp Caiman Project conform to industry-accepted quality control methods. The QA-QC program includes assaying of field duplicates, re-numbered pulps and rejects, addition of standards and blanks by the geology department and pulps and rejects are routinely submitted to a second commercial laboratory for external check assays.

v)	Exploration and Development

In August 2005, Cambior released a Feasibility Study for the Camp Caiman Project which estimated probable ore reserves at 12.3 million tonnes at an average grade of 2.8 g Au/t representing some 1.1 million ounces of gold in situ. A gold price of $425/oz was used to calculate the cut off grades and pit design. The Camp Caiman ore body, located in a 30 square kilometres mining concession, was to have two open pits. The

Scout pit, comprised primarily of saprolite, represents 35% of the project’s probable reserves. Adjacent, to the east of the Scout pit, Pit 88 is composed of saprolite and fresh rock in equal proportions, and represents 65% of the project’s probable reserves. The deposits identified are open at depth in the north extension of Pit 88 and the western extension of the Scout pit.

Following the French Government’s denial of the Company’s application to commence construction of the Camp Caiman Project in January 2008, the Company proposed a conceptual plan for the project, entitled Project Harmonie, whose purpose was to locate the project’s milling and processing facilities further away from the Kaw Mountain Reserve. A new feasibility study would need to be carried out in order for Project Harmonie to proceed.

The French authorities published a draft mining framework in June 2009 which establishes zones within French Guiana where mining activities are to be excluded. The Camp Caiman project is situated in one of these exclusion zones.

On January 20, 2011, the French government proposed amendments to the French Mining Code which would effectively grandfather the Company’s right to apply for a mining permit on the Camp Caiman concession despite it being located within an exclusion zone on the basis that the Camp Caiman mining concession would have been granted prior to the effective date of the mining framework.

In March 2010, French Guiana elected Rodolphe Alexandre as the new president of the regional government who is supportive of the mining industry in French Guiana. The Company has engaged the new regional government in order to promote the benefits of Project Harmonie and continues to monitor the evolution of the new mining framework in the light of the recent amendments proposed to the French Mining Code.

vi)	Environment

For another project to be developed, a new environmental impact study will need to be prepared incorporating the information prepared for the Camp Caiman Project pursuant to regulatory requirements together with the identification of a new site. The Company will then file the necessary applications to obtain a mining permit.

The French government is in the process of establishing a new mining framework to define a regime for mining in French Guiana which will cover zoning and technical requirements. This framework should lead to the creation of new mining regulations in French Guiana.

vii)	Taxation

French Guiana being an overseas department of France, the general French system of tax applies, subject to some particularities such as the possibility of practicing tax allowance of 1/3 which applies just as well on taxable income than losses, possibility obtaining a tax exemption and the possibility of reducing capital expenditures through tax credits (Loi Girardin). The Camp Caiman Project benefits from a ten-year income tax exemption once mining operations begin and the Company expects the construction of the mine to qualify under the Loi Girardin by virtue of the project being situated in an overseas French department and qualifying for such treatment because its activities relate to mining. The Company also benefits from a 17-year exemption on property tax. A royalty tax applies on gold production and there are significant indirect taxes, such as l’Octroi de mer and the fuel tax.

The France-Canada tax treaty provides for a withholding tax rate of 10% on interest payments from France to Canada and a 5% on dividend payments to shareholders holding 10% or more of a local entity.

2.11	South America: Peru - La Arena Project

The La Arena property is located near the town of Huamachuco, Sanchez Carrion province, in the La Libertad department, 480 kilometres north-west of Lima, Peru.

The mining concessions pertaining to the La Arena Project total 20,673 hectares that are fully owned and registered to La Arena S.A. The La Arena deposit, its direct extensions and various mineral occurrences are entirely covered by the mining concessions. The mining concessions are in good standing.

In June 2009, an option and earn-in agreement was entered into for the sale of La Arena S.A. In 2009, the Company received approximately 8.0 million common shares (10.6% interest) and 1.5 million warrants of Rio Alto Mining Limited (“Rio Alto”) for a total value of $1.4 million.

During the option term, Rio Alto earned-in newly issued shares of La Arena S.A., an IAMGOLD wholly-owned subsidiary, up to a maximum as per the agreement of 38.7% by incurring $30.0 million in expenditures on the La Arena project. Total expenditures by Rio Alto on the La Arena project totaled $35.3 million during 2010 ($38.9 million since its appointment as operator in 2009).

In February 2011, as per the option agreement, Rio Alto purchased all of the outstanding shares of La Arena S.A. for a cash payment of $49.0 million.

3.    Non-Gold

3.1	Ferroniobium Production - Niobec Mine

Unless stated otherwise, the information in the sections below are based upon the technical report (the “Niobec Report”) entitled “Technical Report for Niobec Mine” dated February 18, 2009, prepared by Elzéar Belzile (Belzile Solutions Inc.). The Niobec Report has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Niobec Report which is available for review on SEDAR at www.sedar.com. The Niobec Report is not and shall not be deemed to be incorporated by reference into this Annual Information Form.

i)	Property Description and Location

The Niobec underground mine is located on a 2,422.6 hectare property, comprised of two mining leases which have been renewed until 2015 and 66 claims, 25 kilometres north of Chicoutimi, Québec. The Niobec property is held 100% by the Company.

The Niobec Mine is the only North American source of pyrochlore (the primary niobium ore) in operation and one of three major producers of niobium worldwide. Niobium is a greyish white metal which tarnishes bluish when exposed to air for a long period of time. When polished, niobium resembles steel. Niobium is noted for its malleability, ductility and electrical conductivity. Niobium is characterized by its resistance to impacts, corrosion and high temperatures.

Niobium is mainly used in special alloys for steel used in pipelines, the automobile industry and structures, as it enhances impact strength as well as wear and corrosion resistance. It is also used in the manufacturing of superconducting magnets, and in medical applications such as the design of artificial joints and pacemakers.

Discovered in 1801, it was not until 1874 that a Swedish scientist succeeded in isolating the niobium element for the first time. Although the International Union of Pure and Applied Chemistry adopted and confirmed the name “niobium” in 1950, this metal is sometimes called “columbium”. The Niobec Mine first produces a niobium pentoxide (Nb2O5) concentrate which is thereafter converted on-site into standard grade ferroniobium (FeNb).

ii)	Accessibility, Local Resources and Infrastructure

The Niobec Mine is readily accessible by existing paved roads and benefits from available water supply and electric power supply sources.

The Niobec Mine facilities include a headframe, a niobium pentoxide (Nb2O5 ) concentrator, a Concentrate-to-ferroniobium Converter and ancillary surface installations. The Niobec Mine has year-round operation.

The topography is relatively flat at an average elevation of 144 metres. The Niobec Mine is surrounded by a mixture of forest and farms.

iii)	History

Prior to July 2, 2004, Cambior held a 50% interest in the mine on a joint venture basis with Sequoia Minerals Inc. (“Sequoia”), which held the other 50%. Mazarin Inc., Sequoia’s predecessor in interest, had purchased its 50% interest in the Niobec Mine from Teck Corporation in March 2001. On July 2, 2004, Cambior acquired Sequoia through a merger transaction, thereby consolidating the ownership of the Niobec Mine.

On November 8, 2006, the Company acquired Cambior pursuant to the Cambior Arrangement.

Commercial production of concentrates at the Niobec Mine began in 1976 and ferroniobium production followed from December 1994 onwards. The Niobec Mine has had an excellent history of mineral reserve renewal over 34 years of operation. It is currently producing approximately 9% of world consumption.

iv)	Geological Setting and Mineralization

The Niobec deposit lies within the southern portion of the Saint-Honoré carbonatite, within the Grenville structural province of the Canadian Shield (Stockwell, 1964). Dimroth et al. (1981) subdivides the Grenville province into three distinct litho-structural units; a gneiss complex, the anorthosite and charnockite-mangerite batholiths, and the calc-alkaline intrusions. The development of the early Paleozoic St-Lawrence River rift system was associated with extensive alkaline igneous activity (Kumarapeli and Saull, 1966), including the emplacement of the Saint-Honoré carbonatite (650 Ma; Vallée and Dubuc, 1970).

A carbonatite is an igneous rock comprising at least fifty percent carbonate minerals. Occurrences on a global scale are sparse and widely distributed. Dominant carbonate minerals, in order of decreasing abundance, include calcite, dolomite, ankerite, and rarely siderite and magnesite.

The St-Honoré alkaline complex is almost completely covered by Trenton limestone of Palaeozoic age and is elliptical in plan view, with a major axial length of approximately four kilometres. It consists of a series of crescent shaped lenses of carbonatite with compositions becoming younger progressively inwards from calcitite through dolomitite to ferrocarbonatite. Rocks immediately surrounding the complex are composed of magnetite diorite as well as hypersthene syenite.

Niobium-bearing minerals of bi-pyramidal form are disseminated throughout the carbonatite. The economic mineralization is comprised of ferrian and sodic pyrochlore, generally in association with geological units rich in magnetite, biotite and apatite. The niobium-bearing minerals dispersed in the rock are fine-grained (0.2 to 0.8 mm in diameter) and rarely visible to the naked eye such that diamond drilling is the only way to evaluate the economic content of mineralized zones.

Mineralized envelopes vary between 45 and 180 meters in width (north-south direction) while their length can reach almost 750 meters. The zones have a known vertical extent of approximately 750 meters, although they remain open at depth. The deepest completed drill holes are mineralized at grades equivalent to those of current ore production. Dips are generally vertical or steeply dipping (>70°) to the northwest or northeast.

Average grades of the large mineralized envelopes are between 0.44 and 0.51% Nb2O5. The majority of the mineral reserves and the measured and indicated resources are located in the four first mining blocks between 90 and 560 meters in depth. The bulk of the mineral resources classified as inferred are exclusively found in mining blocks 4, 5 and 6, between depths ranging from 560 to 730 meters.

v)	Drilling, Sampling and Analysis and Security of Samples

All drill collars are surveyed, and logging and sampling of drill holes is carried out in accordance with industry standards. The majority of holes are sampled continuously from top to bottom, and samples are normally 3 metres in length. All assays are performed on site at the Niobec Mine laboratory and are assayed by X-ray fluorescence spectrometry. Procedures and quality control at the laboratory are integrated with the mine’s ISO system. External assay checks are performed every year even if not at the same level as for gold mines. Grade is very regular at Niobec and the results from external labs confirm that the assays are highly reproducible.

vi)	Mineral Resources and Reserves

The following table sets out the estimated mineral resources at the Niobec Mine as of December 31, 2010:

Niobec Mine Mineral Resources as of December 31, 2010(1)

		Tonnes	Grade	Metal Rec.	Yield
		(000)	(%Nb2O5)	(%)	(Kg Nb2O5/t)
Measured	Block 1	891	0.50	57.1	2.87
	Block 2	1,854	0.54	58.5	3.17
	Block 3	3,053	0.59	59.0	3.51
	Block 4	2,592	0.55	54.1	2.97
	Block 5	1,675	0.51	52.4	2.67
	Block 6	6,056	0.53	54.3	2.86
Indicated	Block 4	23,107	0.53	56.9	3.03
	Block 5	3,123	0.50	55.6	2.78

	Block 6	2,915	0.52	57.1	2.98

Total Measured and Indicated		45,716	0.53	56.4	3.01

Inferred	Block 4	9,740	0.48	54.5	2.60
	Block 5	24,753	0.52	56.3	2.94
	Block 6	16,463	0.54	56.5	3.07

	Block 7,8,9	8,715	0.59	55.6	3.26

Total Inferred		59,672	0.53	56.0	2.97

Note:

(1)	Mineral resources are inclusive of mineral reserves. Numbers have been rounded and this may result in minor discrepancies. Although “measured resources”, “indicated resources” and “inferred resources” are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the SEC does not recognize them.

The resources presented in the above table are inclusive of the mineral reserves as set out below. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource. The mineral reserves are identified in mining blocks 1 through 6 while inferred resources are limited to mining blocks 4 through 6.

The following table sets out the estimated mineral reserves at the Niobec Mine as of December 31, 2010.

Niobec Mine Mineral Reserves as of December 31, 2010

		Tonnes	Grade	Metal Rec.	Yield
		(000)	(%Nb2O5 )	(%)	(Kg Nb2O5/t)
Proven	Block 1	891	0.50	57.1	2.87
	Block 2	1,854	0.54	58.5	3.17
	Block 3	3,053	0.59	59.0	3.51
	Block 4	2,592	0.55	54.1	2.97

	Block 5	1,675	0.51	52.4	2.67

	Block 6	6,056	0.53	54.3	2.86

Subtotal Proven		16,571	0.54	55.7	3.03

Probable	Block 4	23,107	0.53	56.9	3.03
	Block 5	3,123	0.50	55.6	2.78

	Block 6	2,915	0.52	57.1	2.98

Subtotal Probable		29,145	0.53	56.8	3.00

Total Proven and Probable		45,710	0.53	56.4	3.01

The mineral reserves at the Niobec Mine are sufficient for approximately 21 years of operation at currently planned mining rates (260 tonnes per hour).

Additional information on mineral resources and reserves is provided in Section 5 below.

vii)	Mining Operations

The initial tailing ponds closed in 2005 and the second started operating in 2003. Both ponds are located close to infrastructure and cover 1.2 square kilometres. An ore stockpile is also located on the plant site covering between 7 and 20 operating days. The mining method currently used is blasthole open stoping without backfill. In future mining blocks, the Company plans to use backfill.

The Niobec processing facilities use conventional crushing, rod and ball mill grinding, followed by many flotation steps to obtain pyrochlore concentrate.

The pyrochlore concentrate produced at Niobec is transformed into ferroniobium grading 66% niobium using an aluminothermic process. Sales and production in 2009 were equivalent to that of 2008.

Management and the union at the Niobec Mine negotiated new collective agreements in 2008 which will terminate on April 30, 2011. At year-end, the Niobec Mine employed approximately 307 individuals, including those employed by outside contractors.

viii)	Exploration and Development

In 2010, 17,365 metres of DD were completed at the mine. From this total, exploration and reserve development drilling represented 1,095 metres and definition drilling totaled 16,270 metres. In 2009, drilling below the 730-metre level has demonstrated the continuity of the different lenses of the Niobec deposit. Definition drilling was carried out for the preparation of the mining areas for 2011 and 2012. All drilling is from underground drifts.

Since the acquisition of Niobec, the Company invested $153 million on capital expenditures, mainly for a new hoist and headframe extension, underground infrastructure, equipment and deferred development.

For 2011, capital expenditures are estimated at $39 million, including $5.5 million for fresh water supply and $0.6 million for exploration and resource development drilling totalling 25,910 metres.

ix)	Environment

The environmental management system (EMS) for the Niobec mine is certified under the 2004 revision of the ISO 14001 standard. Niobec successfully passed the ISO 14001 recertification audit in November 2010. Niobec’s quality management system is certified ISO 9001: 2000 since 1995; it was last recertified in 2009.

On October 28th, 2010, we received a direction, in accordance with the Fisheries Act, from the enforcement branch of Environment Canada regarding our intermittent exceedances of TSS. To ensure compliance, sedimentation fences were installed and additional treatment equipment will be ready in the spring to reduce TSS concentrations. The detailed management plan was submitted to Environment Canada outlining the work completed to date, and the actions to be taken to achieve compliance with the Metal Mining Effluent Regulations and Environmental Effects (“MMER”).

A closure plan has been prepared and approved by the Québec Government. Reclamation of a tailings facility was completed in 2006. As at December 31, 2010, the recorded amount of estimated restoration and closure costs for the property was $5.2 million, representing the discounted amount. The undiscounted amount of estimated restoration and closure costs for the property was $8.6 million.

x)	Taxation

The Company’s Canadian operations are subject to federal and provincial income taxes. In March 2010, the Government of Québec passed amendments to the Québec mining duty regime which increased the statutory rate from 12% to 16%. Additional tax information is provided in Section 6.5 below.

3.2	Diamond Royalty - Diavik Project

IAMGOLD holds a 1% royalty (the “Lac de Gras Royalty”) in respect of diamond production from any claims staked by Dr. Christopher Jennings on his own behalf or on behalf of any person for whom Dr. Jennings acted as a consultant during the period from November 15, 1991 to November 15, 1992 in the Lac de Gras area of the Northwest Territories, Canada, between longitude 108 degrees and 112 degrees west and between latitude 64 degrees and 65 degrees north. During the relevant time period, Dr. Jennings was involved in staking certain claims (the “Lac de Gras Claims”) in the Mackenzie Mining District of the Northwest Territories and Nunavut which are subject to the Lac de Gras Royalty. The Lac de Gras Claims include the Diavik diamond property (the “Diavik Project”) in which Harry Winston Diamond Corporation (formerly Aber Diamond Corporation) (“HWDC”) owns a 40% interest and Diavik Diamond Mines Inc. (“DDM”), a wholly owned subsidiary of Rio Tinto plc, owns a 60% interest. Effective September 2003, Repadre (which subsequently merged with IAMGOLD) entered into a royalty agreement with HWDC and DDM formalizing the foregoing 1% royalty in respect of the Diavik Project.

4.    Exploration and Development

4.1	General

IAMGOLD’s exploration efforts remain focused in West Africa, select countries of South America, and the province of Québec in Canada. With a strategic mandate for organic growth, the Company has numerous projects already underway and continues to pursue additional advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth.

In 2010, IAMGOLD incurred $86.3 million on exploration projects, a 35% increase from $63.8 million in the 2009. The 2010 expenditures included:

•

Near-mine exploration and resource development expenditures of $48.7 million including a resource expansion and delineation drilling program of more than 94,000 metres at Rosebel in Suriname for $14.7 million, a drill delineation program of more than 40,000 metres at Essakane in Burkina Faso for $13.4 million, and an $8.7 million exploration and resource delineation drilling for more than 74,000 metres at the Westwood development project in Québec; and

•

Greenfield exploration of $37.6 million conducted at 16 projects, including two advanced exploration sites, in 10 countries in Africa and the Americas as part of IAMGOLD’s long-term commitment to reserves replenishment and organic growth.

Exploration expenditures are summarized as follows:

(in $ millions)	Capitalized	Expensed	Total
	$	$	$
2010
Near-mine exploration and resource development(a)	41.4	7.3	48.7
Greenfield exploration projects	1.0	36.6	37.6

	42.4	43.9	86.3

	$	$	$
2009
Near-mine exploration and resource development(a)	26.1	6.8	32.9
Greenfield exploration projects	0.7	30.2	30.9

	26.8	37.0	63.8

2008
Near-mine exploration and resource development(a)	13.0	7.4	20.4
Greenfield exploration projects	4.6	25.2	29.8

	17.6	32.6	50.2

(a)

Capitalized and expensed exploration related to activities within a mine area are included in Mining assets on the consolidated balance sheet and within the segmented information found in note 32 of the Company’s annual consolidated financial statements.

The Company’s exploration expenditures were as follows:

(in $ millions)	2010	2009	2008
	$	$	$
Capitalized near-mine exploration and resource development
Suriname	14.4	12.0	10.6
Canada	8.7	9.8	1.0
Mali	4.9	1.4	1.4
Burkina Faso	13.4	2.9	—

	41.4	26.1	13.0

Capitalized greenfield exploration
South America	—	0.2	—
Africa	1.0	0.5	4.6

	1.0	0.7	4.6

Total capitalized	42.4	26.8	17.6

Expensed near-mine exploration and resource development
Canada	4.5	3.8	5.7
Botswana	0.1	—	—
Mali	2.4	2.3	1.7

(in $ millions)	2010	2009	2008
Other	0.3	0.7	—

	7.3	6.8	7.4

Expensed greenfield exploration
South America	19.3	15.3	17.5
Africa	16.2	13.8	6.7
Canada	1.1	1.1	1.0

	36.6	30.2	25.2

Total expensed	43.9	37.0	32.6

Total	86.3	63.8	50.2

4.2	Capitalized Exploration and Development Projects

4.2.1    Africa – Botswana

The Company’s 2010 exploration effort was directed towards resource development drilling within the Mupane Gold Mine lease area as previously described in Section 2.4 of Item III above.

4.2.2    Africa – Tanzania

Earlier in 2009, the Company terminated the three commercial agreements that comprised the Buckreef Project and is pursuing a sale of the Kitongo Project and two remaining grass roots projects.

4.2.3    South America – Ecuador

The Company’s exploration and development activities are confined to the Quimsacocha project (see Section 2.9). Following the mandate passed by the Constituent Assembly in April 2008, resulting in a moratorium on mining activities, exploration activities on the Company’s Quimsacocha project were suspended. With the passing of the new Mining Law in January 2009, the resumption of ground work, including exploration, is anticipated once the related regulations are in place and permits issued.

4.2.4    South America – Peru

In June 2009, an option and earn-in agreement was entered into for the sale of the La Arena Project in Peru. Rio Alto purchased all of the outstanding shares of La Arena S.A. for a cash payment of $49 million as announced February 9, 2011. Details of the option are contained in Section 1 of Item II above.

4.3	Greenfields Exploration and Development Expensed

4.3.1     Africa – Senegal

IAMGOLD maintains an office in Dakar that serves as a base for West African regional exploration and African mine operations. Between 2007 and 2009, the Company completed 10,239 metres of DD and 18,353 metres of RC drilling on the Daorala-Boto project, located in eastern Senegal near the international border with Mali. Within the Boto part of the concession multiple zones of significant gold mineralization have been intersected, and two important gold trends identified. Drilling indicates that the Guemedji trend (Boto 2-4 and 6) consists of three nodes of alteration / mineralization along a north-south trend while Boto 5 occurs along the Lelou trend. Results from a detailed airborne geophysical survey were integrated with a regional gradient IP-resistivity survey along with data from a pole-dipole IP-resistivity survey. The product was an improved geological map of the area and the identification of new drill targets. Minor anomalies have been followed up by shallow auger drilling. A detailed structural study of the oriented diamond core has been initiated. A preliminary mineral inventory estimate indicates a 0.6 to 0.8 million ounce gold potential with significant upside.

On the Daorala section of the concession, pitting, trenching and shallow auger drilling over the recently identified target has outlined an 800 metre long mineralized trend returning gold values in excess of 1 gram per tonne. This north-south trend is on strike with the Loulo deposit across the border in Mali. Drilling is planned for 2011.

The Bambadji Project, a contiguous concession block north of Boto, was joint-ventured with Randgold Resources (“Randgold”) in 2007, providing Randgold the ability to earn a 65 percent interest in the property. Randgold operates the joint venture, and continues to explore the property.

4.3.2     Africa – Mali

The Siribaya advanced exploration gold project in Mali is held under an Option to Joint Venture with Merrex Gold Inc. (“Merrex”). IAMGOLD can earn a 50% interest in the project by incurring C$10.5 million in exploration expenses, and at the end of 2010 the Company had expended C$6.8 million toward this earn-in condition. Drilling to date on the Siribaya trend has focused on four kilometres of an eight- to nine-kilometre long gold mineralized structural corridor defined by geochemistry and geophysics. Significant intercepts have been recorded within the mineralized corridor and on trend with the established resource areas described by Merrex.

A minimum C$3.0 million budget for 2011 will include 17,000 metres of reverse circulation drilling. The program is designed to systematically test the mineralized corridor on wide-spaced 500-metre sections for more than three kilometres beyond the limits of the existing drill coverage.

A sub-parallel mineralized zone, Bambadinka, is a priority satellite target located two kilometres west of the Siribaya trend, and has been delineated for four kilometres in a north-south direction using mechanized auger drilling. Bambadinka, as well as other promising satellite targets, will be tested as part of the 2011 program.

Subject to the terms of an agreement with Avnel Gold Mining Limited (“Avnel”), the Company has the right to earn a 51% interest in the Kalana joint venture by spending $11 million over three years and making a second payment of $1 million to Avnel by August 2010. The Company may also increase its share of the available interest in the project up to 70% upon delivery of a feasibility study, or up to 65% if Avnel elects to participate in the study. The prescribed $1 million cash payment was made to Avnel during the year, and at December 31, 2010, $6.9 million in exploration expenditures had been expended on the property in fulfillment of the $11 million earn-in condition.

The Company has made significant progress in constructing a detailed and predictive geologic model for the Kalana mineralization system. Significant gold mineralization has been intersected beyond the limits of the Kalana high grade underground operation and on the Kalanako satellite zone located only three kilometres east of the deposit. Systematic drill testing re-commenced in January 2011 with two diamond drills within the mine area as part of an approved 34,500 metre, $8 million, combined diamond and reverse circulation drill program. The exploration program is designed to develop a preliminary resource estimate that incorporates the known high grade veins with the potential bulk mineable material in the surrounding mineralized envelopes. Satellite zones, such as Kalanako, offer significant upside potential and will be an important part of the 2011 exploration program.

The previously reported remedial drill sample re-assay program initiated in October 2010 in response to sample preparation irregularities, is expected to be finished in March 2011. The preliminary re-assay results returned to date show increased gold values from earlier results, and the Company is confident that the re-assay program will support the exploration potential as interpreted by IAMGOLD’s Exploration team.

4.3.3     Africa – Burkina Faso

During the fourth quarter of 2010, exploration work continued on the Company’s 1,283-square-kilometre block of exploration concessions surrounding the mine permit. A multi-year aircore drilling program is being carried out over areas covered with thin sheets of windblown sands, and 12,432 metres were completed during the year. The sands cover significant portions of the Company’s concession area, and limit the use of traditional surface geochemical sampling techniques. Exploration will focus on established gold mineralized trends closest to the Essakane infrastructure, most notably the more than 10-kilometre long gold anomalous Korizena trend, and the Alkoma 2 prospect.

4.3.4     South America – Peru

The Company carried out exploration on four early stage projects in 2010 including a 2,900 metre diamond drill campaign on the wholly owned Candelaria project in southern Peru. In 2011, drill campaigns are planned on three exploration projects including Candelaria, in addition to regional surveys and examination of acquisition opportunities.

4.3.5    South America – Brazil

A total of 6,241 metres of diamond drilling was carried out during 2010 to evaluate several early-stage project areas located in the Minas Gerais mining district and in southern Para State. In Q4 2010, the Company completed a 3,668-metre drill campaign on the Company’s wholly owned Congonhas project, located in the historic Minas Gerais gold mining district of Brazil. Narrow intercepts of gold mineralization were encountered during the 2010 program with peak gold grade values of 2.61 g/t Au over 3.48 metres in FVG-020 and 4.58 g/t Au over 0.42 metres in FVG-031. The thirty-kilometre long property package and mineralized trend has been explored with several drill campaigns by the Company since 2007. Additional drill targets remain in the northern sector of the property, but the Company is examining various alternatives for continued exploration on the project. IAMGOLD holds over 1,050 square kilometres of exploration lands elsewhere in the Minas Gerais district that will be the subject of additional work.

The scout diamond drilling campaign on the Company’s Para concessions was completed early in Q4 2010, with a total of nineteen holes for 2,573 metres drilled during the year. All holes intersected intervals of hydrothermal alteration enveloping quartz-pyrite vein stockworks and breccias, with the best results grading 14.6 g/t Au over 0.83 metres in FVE-001, 6.1 g/t Au over 1.4 metres and 8.3 g/t Au over 0.64 metres in FVE-012, all within a significant gold mineralizing system. The 2011 exploration program aims to advance the understanding of the resource potential of this system, and expand the regional exploration coverage to identify similar occurrences elsewhere within the Company’s 1,200 square kilometre land package.

4.3.6     South America - French Guiana

No exploration activities were undertaken this year on the Company’s exploration concessions located about 20 to 25 kilometres southwest of the Camp Caiman Project, also known as Project Harmonie. A planned 5,000 metre drill program first designed in 2008 was suspended due to the uncertainty surrounding the Camp Caiman Project and the outcome of the new mining framework currently under consideration for French Guiana. The Company continues to monitor the situation. Applications were submitted in order to maintain the Company’s exploration rights on areas with the potential to provide additional resources to Project Harmonie.

4.3.7     South America – Guyana

In September 2010, Strongholds Metals Inc. (“Stronghold”) entered into a definitive Earn-In and Joint Venture Agreement with IAMGOLD on the Company’s Eagle Mountain gold project in Guyana. Stronghold has the option to acquire 100% of the property under certain circumstances and upon completion milestones that include minimum exploration expenditures of $3.5 million. If Stronghold completes the requirements under the option, it acquires 100% of the property and receives a Mining Permit and the total consideration to be paid to IAMGOLD is up to $11 million and the issuance of 6 million Stronghold shares.

4.3.8     South America – Suriname

In Suriname, 16 kilometres north of the Rosebel mine, extensive exploration was carried out in 2010 on the Company’s Charmagne gold discovery, including 10,387 metres of core drilling in 76 holes. Preliminary metallurgical test work is complete, and geology and resource modeling is nearing completion. A concept study is scheduled for the first quarter of 2011 to provide the basis for a constrained in-pit inferred resource and economic justification for further work.

A 12-hole diamond drill hole program was completed at the Kraboe Doin prospect located 18 kilometres south of the Rosebel mine complex. A large cluster of zones anomalous in gold extend over more than 8 kilometres and the 2010 program tested the eastern portion with plans to resume drilling in the western portion in early 2011. A further 8 hole diamond drill program was completed at Koemboe prospect which is located adjacent to the southern contact of the Brink’s Granite, in sediments of the Rosebel Formation. Results were encouraging and additional work is planned. In 2011, the Company plans more than 10,000 metres of diamond drilling on grassroots and near-mine exploration in Suriname. This drilling is in addition to the minimum 95,000-metre resource expansion program planned for the Rosebel mine area.

The Sarakreek and Tapanahony projects are located in Brokopondo province about 100 kilometres south of the Rosebel Gold Mine and 170 kilometres south of the capital of Paramaribo. The project covers an area of 1,281 square kilometres in two concession blocks. IAMGOLD holds an 87.5% interest in the entire project. At Sarakreek, the Company carried out a 3,130 m diamond drilling program in 2009 on advanced prospects. Drilling confirmed strike extensions to the mineralized shear zones that had been identified, but widths and grades were disappointing. At Tapanahony, work continues on five prospective zones with a detailed soil augering geochemical program.Targeting will be supported by an aeromagnetic and radiometric survey to be flown over the project in early 2011.

4.3.9     North America – Québec, Canada

Québec is host to a number of world class gold mines and camps that continue to enjoy exploration success. An exploration office was re-opened in Val d’Or in 2010 as part of a plan to reactivate several exploration programs in recognition of the significant exploration potential of the Company’s land position in the Abitibi area. The Company is also actively searching for new opportunities. Collectively, the Company controls approximately 7 kilometres of the Cadillac Break, and 28 kilometres of the Destor-Porcupine Fault, two major structural zones in the camp that host most of the gold deposits in the Abitibi gold district. A diamond drilling program started in Q4 2010 (total of 1,479 metres) on established targets at the Bousquet-Odyno project. Extensive geophysical surveys and 11,000 metres of diamond drilling on three projects are planned for 2011 in search of shear-hosted gold mineralization. The project is located only 10 kilometres from the Company’s Doyon camp.

The Company also maintains an interest in numerous joint ventures and passive royalty interests in Québec. Some of the more important ventures include the Noranda Camp Project with Xstrata Copper, together with partner Alexis Minerals; the Val-d’Or camp properties being actively explored under different agreements by Alexandria Minerals, Alexis Minerals and Adventure Gold; the Cogitore Resources earn-in agreement on the Caribou-Estrees property; and Virginia Mines’ earn-in agreement in the Anatacau property located in the James Bay (Opinaca) region. The Company’s interest in two properties of the Noranda camp, Sillidor and Capricorne, were sold to Visible Gold Mines for cash and share considerations.

4.4	Outlook

The Company intends to continue the search for new opportunities and pursue the discovery of new deposits in 2011. The approved capitalized and expensed exploration and development for 2011 is $232.7 million and is summarized as follows:

(in $ millions)	Capitalized	Expensed	Total
	$	$	$
2011
Brownfield Exploration and Resource Development	40.3	8.3	48.6
Development projects	135.5	5.1	140.6
Greenfields exploration projects	0.9	42.6	43.5

	176.7	56.0	232.7

Capitalized expenditure estimates include underground development and drilling at the Westwood property and near-mine exploration and resource development programs at the Rosebel, Niobec, Mouska and Essakane operations.

The Company finances exploration expenditures from internal cash resources. The Company also benefits from financial assistance from the Québec government for some Québec programs through the issuance of flow-through shares.

5.	Mineral Reserves and Resources

The following tables set out the Company’s estimate of its mineral reserves and mineral resources as of December 31, 2010. Rejean Sirois, Eng., Manager, Mining Geology, a “qualified person” for the purposes of NI 43-101, is responsible for all mineral resource and mineral reserve estimates contained herein, as at December 31, 2010. Mineral reserves and resources at the Sadiola and Yatela mines have been estimated in accordance with or reconciled to the definitions of the JORC Code. Mineral reserves and resources at the Tarkwa and Damang mines have been estimated in accordance with or reconciled to the definitions of the SAMREC Code. Mineral reserves and mineral resources at Doyon, Mouska, Rosebel, Essakane, Mupane, Quimsacocha, Westwood

and Niobec have been estimated in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council as required by NI 43-101. Except as otherwise indicated below, reported mineral reserves were estimated using a long-term gold price assumption of $975 per ounce in 2010 and mineral resources were estimated using a long-term gold price assumption of $1,100 per ounce. The Company is required by NI 43-101 to disclose its mineral reserves and mineral resources using the subcategories of proven mineral reserves, probable mineral reserves, measured mineral resources, indicated mineral resources and inferred mineral resources. Unlike proven and probable mineral reserves, mineral resources (of all categories) do not have a demonstrated economic viability.

Consolidated Mineral Reserves and Resources as of December 31, 2010(1)(2)(3)

Attributable Contained Ounces of Gold
(000)
Total Proven and Probable Reserves	16,431
Total Measured and Indicated Resources (Inclusive of Reserves)	21,419
Total Inferred Resources	8,032

Notes:

(1)	Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources are in addition to measured and indicated resources. Details of measured and indicated resources and other NI 43-101 information can be found in the relevant technical reports, all of which have been prepared by a qualified person as defined in NI 43-101 and filed with the Canadian securities regulators and which are available on SEDAR at www.sedar.com. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Although “measured resources,” “indicated resources” and “inferred resources” are categories of mineralization that are recognized and required to be disclosed under Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards”. Rounding differences may occur.
(2)	Measured and indicated resources are inclusive of proven and probable reserves.
(3)	Mineral resources and mineral reserves for each property are reported separately in the table below.

Mineral Reserves and Resources for Tarkwa and Damang as of June 30, 2010(1)(2)(3)(4)(5)

Gold Operations	Tonnes	Grade	Contained Ounces of Gold	Attributable Contained Ounces of Gold
	(000)	(g Au/t)	(000)	(000)
Tarkwa, Ghana				(18.9)%
Proven Reserves	136,900	1.3	5,692	1,076
Probable Reserves	107,300	1.2	4,165	787
Subtotal	244,200	1.3	9,857	1,863
Measured Resources	128,500	1.5	6,040	1,142
Indicated Resources	173,400	1.2	6,705	1,267
Inferred Resources	26,000	3.1	2,569	486

Gold Operations	Tonnes	Grade	Contained Ounces of Gold	Attributable Contained Ounces of Gold
	(000)	(g Au/t)	(000)	(000)
Damang, Ghana				(18.9)%
Proven Reserves	2,843	1.6	146	28
Probable Reserves	39,016	1.6	1,977	373
Subtotal	41,859	1.6	2,123	401
Measured Resources	4,941	1.5	243	46
Indicated Resources	58,955	1.6	3,100	586
Inferred Resources	12,651	3.4	1,378	260
Total (Tarkwa and Damang)
Proven and Probable Reserves	286,059	1.3	11,980	2,264
Measured and Indicated Resources	365,796	1.4	16,088	3,041
Inferred Resources	38,651	3.2	3,947	746

Notes:

(1)	Measured and indicated resources are inclusive of proven and probable reserves.
(2)	In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserves estimations.
(3)	Mineral reserves have been estimated using a $925/oz gold price and mineral resources have been estimated using a $1,000/oz gold price.
(4)	Mineral resources have been estimated in accordance with the SAMREC code.
(5)	Although “measured resources”, “indicated resources” and “inferred resources” are categories of mineralization that are recognized and required to be disclosed under Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards”.

Mineral Reserves and Resources of Gold Operations as of December 31, 2010(1)(2)(3)(4)

Gold Operations	Tonnes	Grade	Contained Ounces of Gold	Attributable Contained Ounces of Gold
	(000)	(g Au/t)	(000)	(000)
Rosebel,(5) Suriname				(95)%
Proven Reserves	101,070	1.1	3,493	3,318
Probable Reserves	79,972	1.1	2,709	2,574
Subtotal	181,042	1.1	6,202	5,892
Measured Resources	151,110	1.0	4,865	4,622
Indicated Resources	93,114	1.0	3,062	2,909
Inferred Resources	18,487	1.1	641	609
Essakane,(6) Burkina Faso				(90)%
Proven Reserves	—	—	—	—
Probable Reserves	107,465	1.3	4,461	4,015
Subtotal	107,465	1.3	4,461	4,015
Measured Resources	—	—	—	—
Indicated Resources	122,067	1.2	4,834	4,351
Inferred Resources	41,200	1.3	1,670	1,503
Westwood,(7) Québec				(100)%
Indicated Resources	719	11.6	269	269
Inferred Resources	9,700	11.1	3,467	3,467

Gold Operations	Tonnes	Grade	Contained Ounces of Gold	Attributable Contained Ounces of Gold
	(000)	(g Au/t)	(000)	(000)
Quimsacocha,(8) Ecuador				(100)%
Proven Reserves	—	—	—	—
Probable Reserves	8,098	6.5	1,682	1,682
Subtotal	8,098	6.5	1,682	1,682
Indicated Resources	9,935	6.6	2,107	2,107
Inferred Resources	299	6.3	61	61
Mupane,(9) Botswana				(85-100)%
Proven Reserves	1,283	1.6	64	64
Probable Reserves	1,172	1.9	72	66
Subtotal	2,455	1.7	136	130
Measured Resources	1,795	2.0	118	118
Indicated Resources	1,683	2.4	127	120
Inferred Resources	926	2.6	78	77
Sadiola,(10) Mali				(41)%
Proven Reserves	5,683	3.0	540	221
Probable Reserves	86,022	1.8	5,065	2,076
Subtotal	91,705	1.9	5,605	2,297
Measured Resources	23,420	1.4	1,051	431
Indicated Resources	130,088	1.8	7,438	3,050
Inferred Resources	44,558	1.7	2,419	991
Yatela,(11) Mali				(40)%
Proven Reserves	702	0.8	18	7
Probable Reserves	3,089	1.8	177	71
Subtotal	3,791	1.6	195	78
Measured Resources	2,233	0.9	64	26
Indicated Resources	3,806	2.1	258	103
Inferred Resources	2,048	1.9	123	49
Doyon Division,(12) Québec				(100)%
Proven Reserves	66	14.7	31	31
Probable Reserves	109	11.9	42	42
Subtotal	175	13.0	73	73
Measured Resources	391	6.0	75	75
Indicated Resources	1,217	5.0	197	197
Inferred Resources	2,960	5.6	529	529
Total (excl. Tarkwa and Damang)
Proven and Probable Reserves	394,731	1.4	18,354	14,167
Measured and Indicated Resources	541,578	1.4	24,465	18,378
Inferred Resources	120,178	2.3	8,988	7,286

Notes:

(1)	Measured and indicated resources are inclusive of proven and probable reserves.
(2)	In underground operations, mineral resources contain similar dilution and mining recovery as mineral reserves.
(3)	In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserve estimations but are deemed to have a reasonable prospect of economic extraction.
(4)	Although “measured resources”, “indicated resources” and “inferred resources” are categories of mineralization that are recognized and required to be disclosed under Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards”.

(5)	Effective November 8, 2006, the Company indirectly owns a 95% interest in the Rosebel Gold Mine. Rosebel mineral reserves have been estimated as of December 31, 2010 using a $975/oz gold price and mineral resources have been estimated as of December 31, 2010 using a $1,100/oz gold price and have been estimated in accordance with NI43-101.
(6)	Effective February 25, 2009, the Company indirectly owns a 90% interest in the Essakane Project. Essakane mineral reserves have been estimated as of December 31, 2010 using a $975/oz gold price and mineral resources have been estimated as of December 31, 2010 using a $1,100/oz gold price and have been estimated in accordance with NI 43-101. Mineral reserves at the Falagountou deposit have been estimated as of December 31, 2009 using a $850/oz gold price and mineral resources have been estimated as of December 31, 2009 using a $1,000/oz gold price and have been estimated in accordance with NI 43-101. The measured, indicated and inferred resources are confined within pit shells based on $1,100 per ounce for Essakane Main Zone and $1,000 per ounce for the Falagountou deposit.
(7)	Mineral resources have been estimated as at October 2010 using a 6.0 grams per tonne cutoff over a minimum width of 2 metres and have been estimated in accordance with NI 43-101.
(8)	Mineral resources have been estimated as at Julyt 2008 using a 3.0 grams per tonne gold cutoff and mineral reserves have been estimated using a US $750/oz gold price and have been estimated in accordance with NI 43-101.
(9)	The Company indirectly owns a 100% interest in all deposits at the Mupane Gold Mine, other than the Golden Eagle deposit, in which it indirectly owns an 85% interest. Mineral reserves have been estimated as at December 31, 2010 using a $1,200/oz gold price and mineral resources have been estimated as of December 31, 2010 using also a $1,200/oz gold price due to the expected short mine life of the asset and high gold price environment. Resources and reserve estimates have been estimated in accordance with NI 43-101. The measured, indicated and inferred resources are confined within pit shells based on $1,200 per ounce.
(10)	Mineral reserves at Sadiola have been estimated as at December 31, 2010 using a US $900/oz gold price and mineral resources have been estimated as at December 31, 2010 using a US $1,100/oz gold price and have been estimated in accordance with NI 43-101.
(11)	Mineral reserves have been estimated as at December 31, 2010 using a US $1000/oz gold price and mineral resources have been estimated as at December 31, 2010 using a US $1,180/oz gold price, both have been estimated in accordance with the JORC Code.
(12)	The Company indirectly owns 100% of the Doyon Division which includes mineral reserves from the Mouska Gold Mine and resources from both the Doyon Mine and the Mouska Mine. Mineral reserves at Mouska have been estimated as of December 31, 2010 using a $1,200/oz gold price and mineral resources for Mouska and Doyon have been estimated as of December 31, 2010 using also a $1,200/oz gold price due to the expected short mine life of the asset and high gold price environment. Resources and reserves estimates have been estimated in accordance with NI 43-101.

Mineral Reserves and Resources of Non-Gold Operations as of December 31, 2010(1)(2)(3)(4)(5)

Niobium Operations	Tonnes	Grade	Contained Tonnes Nb2O5
	(000)	(%Nb2O5 )	(000)
Niobec (100%)
Proven Reserves	16,571	0.54	90.0
Probable Reserves	29,145	0.53	153.8
Subtotal	45,716	0.53	243.8
Measured Resources	16,571	0.54	90.0
Indicated Resources	29,145	0.53	153.8
Inferred Resources	59,672	0.53	316.3

Notes:

(1)	Measured and indicated resources are inclusive of proven and probable reserves.
(2)	In underground operations, mineral resourves contain similar dilution and mining recovery as mineral reserves.
(3)	In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserve estimations but are deemed to have a reasonable prospect of economic extraction.
(4)	Although “measured resources”, “indicated resources” and “inferred resources” are categories or mineralization that are recognized and required to be disclosed under Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards”.
(5)

Mineral reserves and measured and indicated resources have been estimated as at December 31, 2010 using a cutoff of 2.31 kg Nb2O5 per tonne and inferred mineral resources have been estimated using a cutoff of 1.94 kg Nb2O5 per tonne.

The Company’s reserve estimate is comprised of in-place material, i.e. contained ounces of gold and contained kilograms of Nb2O5 , metallurgical recovery factors must be taken into account in order to assess and quantify the recoverable material.

There are numerous parameters inherent in estimating proven and probable mineral reserves, including many factors beyond the Company’s control. The estimation of reserves is a subjective process, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify a revision of such estimates.

Estimation Procedures

The “qualified persons” responsible for the supervision of the preparation and review of all mineral resource and mineral reserve estimates for IAMGOLD is Réjean Sirois, Eng., Manager, Mining Geology considered “qualified person” for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information in this section has been included herein with the consent and prior review of Mr. Sirois. The qualified person has verified the data disclosed, and data underlying the information or opinions contained in this section.

For each of the projects and properties it operates, the Company has established rigorous methods and procedures aimed at assuring reliable estimates of the mineral reserves and resources. For each mine and project of the Company, the relevant qualified persons verified the data disclosed, including samplings, analytical and test data underlying the information contained herein. Quality control falls under the responsibility of Mr. Sirois.

In calculating mineral reserves, cut-off grades are established using the Company’s long-term gold price and foreign exchange assumptions, the average metallurgical recovery rates and estimated production costs over the life of the related operation. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

The nature of mining activities is such that the extraction of ore from a mine reduces reserves. In order to renew reserves (at least partially) on most of its producing properties, the Company carries out exploration drilling programs at depth and laterally.

The Company’s attributable share of mineral reserves for gold operations as of December 31, 2010 was 16.4 million ounces. A sensitivity analysis on the price of gold used to calculate the mineral resources would affect attributable ounces as follows: a $100 increase in the gold price would increase the Company’s attributable share of ounces by roughly 5% and, a $100 decrease in the gold price would decrease the Company’s attributable share of ounces by roughly 9%. The mineral reserves will follow a similar trend since as of December 31, 2010 all open pit mineral resources are confined within pit shells.

6. Other Aspects of the Business

6.1	Marketing of Production

The gold market is relatively deep and liquid, with the price of gold generally quoted in US dollars. The demand for gold is primarily for jewellery fabrication purposes and bullion investment. Gold is traded on a world-wide basis. Fabricated gold has a variety of uses, including jewellery (which accounts for 80% of fabricated demand), electronics, dentistry, decorations, medals and official coins. Central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store of value.

The use of gold as a store of value (the tendency of gold to retain its value in relative terms against basic goods and in times of inflation and monetary crisis) and the large quantities of gold held for this purpose in relation to annual mine production, has meant that historically the potential total supply of gold has been far greater than demand. Thus, while current supply and demand plays some part in determining the price of gold, this does not occur to the same extent as for other commodities. Gold prices have, in addition, been significantly affected by macro-economic factors such as expectations of inflation, interest rates, exchange rates, changes in reserve policy by central banks and global or regional political and economic crises. In times of inflation and currency devaluation, gold was often seen as a refuge, which increased purchases of gold and thereby supported its market price.

The Company’s revenue and earnings are generated predominantly from the sale of gold. The gold price fluctuates continually due to factors beyond IAMGOLD’s control.

The following table indicates fluctuations in the gold price in US dollars per troy ounce based on the London PM Fix on the London Bullion Market for the periods indicated:

Year Ended December 31, 2010

	2010	2009	2008	2007	2006
High	$1,421.00	$1,215.90	$1,011	$841	$725
Low	$1,058.00	$801.65	$713	$608	$525
Average	$1,224.53	$972.77	$875	$695	$604

Also, since revenue from sales of gold and ferroniobium are received in US dollars while a significant portion of operating and other expenses are incurred in other currencies, including Canadian dollars, the value of the Canadian dollar and other currencies relative to the US dollar has a direct impact on the Company’s profit margin.

The following table illustrates fluctuations in the exchange rates for US dollars expressed in Canadian dollars for the last five calendar years, as established for customs purposes by the Bank of Canada.

Year Ended December 31, 2010

$C/$	2010	2009	2008	2007	2006
High	0.9931	1.0251	0.9711	0.9170	1.0990
Low	1.0848	1.3066	1.3008	1.1853	1.1726
Average	1.0299	1.1420	1.0660	1.0748	1.1341
End of Period	0.9946	1.0510	1.2180	0.9913	1.1654

6.2	Government Regulation

The Canadian mining industry has evolved with federal and state or provincial legislation governing the exploration, mining, processing and marketing of minerals. This legislation governs the acquisition and ownership of mining rights, mining duties and income taxes, labour, health and safety standards, exports and other related matters.

The North American mining industry is also subject to federal and state or provincial environmental protection legislation. This legislation imposes high standards in order to reduce or eliminate the effects of waste generated by ore mining and processing operations. Consequently, the construction and commercial operation of a mine necessarily entails compliance with applicable environmental legislation and the obtaining of permits for the use of land and water or other similar authorizations from various government bodies. Each mining company is under a strict obligation to comply with all applicable environmental laws.

Failure to comply with this legislation may lead to the issuance of orders suspending or curtailing operations or requiring the installation of additional equipment. IAMGOLD could be required to indemnify private parties suffering losses or damages arising from its mining activities and could be assessed fines if found guilty of penal infractions under the terms of such legislation.

In the Guiana Shield, RGM must comply, in the course of its operations, with a range of Surinamese laws similar in their effects to legislation to which IAMGOLD is subject in Canada. However, with respect to the Rosebel Gold Mine, the Mineral Agreement executed on April 7, 1994, provides exceptions to applicable Surinamese legislation in favour of RGM and its shareholders in certain instances, among which figure an alleviated tax system and, in certain cases, provisions for legislative stability. The Mineral Agreement provides a comprehensive legal framework that applies to the specific activities of the Rosebel Gold Mine.

The Company commissioned an environmental impact assessment for the Rosebel Gold Mine which was filed with, and approved by, the Surinamese Government in 2002 along with an updated feasibility study.

Elsewhere in South America and Africa, the Company must comply with various mining and environmental laws in force in such countries, which laws are generally similar in effect to comparable laws in North American jurisdictions.

The Company believes that it is in substantial compliance with all material current legislation, regulations and administrative standards applicable to its activities.

6.3	Environment

The Company’s challenge is to integrate its economic activities with environmental integrity, social concerns and effective governance, the four pillars of sustainable mining.

With respect to environmental stewardship, IAMGOLD will focus activities to understand the interaction between activities and the environment, and seek ways to protect the environment and maximize sustainable development.

None of the environmental measures taken by the Company should impact negatively on its competitive position, as the whole of the North American mining industry is subject to substantially similar regulatory standards. The medium and long-term financial impact of these standards lies in the cost of mine site restoration during mining and once mining activities have ceased. The Company annually reviews its provision for environmental obligations, and no material adverse effect on earnings is expected in the future. IAMGOLD believes that its operations are substantially in compliance, except as noted at Niobec, with all relevant and material laws and regulations, as well as standards and guidelines issued from the relevant regulatory authorities.

The estimates for restoration and closure costs are prepared by knowledgeable individuals and are subject to review and approval by government authorities. Site closure costs are charged against a provision accumulated during the production phase. These obligations are currently estimated as follows:

	Discounted (in millions of $)		Undiscounted (in millions of $)
Westwood	1.2		2.5
Doyon Division	63.0		115.9
Essakane	6.8		16.6
Mupane Gold Mine	9.0		9.2
Tarkwa Gold Mine	7.0	*	9.1	*
Damang Gold Mine	1.2	*	1.4	*
Sadiola Gold Mine	12.2	*	19.9	*
Yatela Gold Mine	11.2	*	12.1	*
Rosebel Gold Mine	29.8		42.2
Niobec Mine	5.2		8.6
Other Sites	1.2		3.9

*	Proportionate share based on ownership as at December 31, 2010.

6.4	Community Relations

As part of its strategy, the Company plays an active role in the communities in which it operates. The positive economic impacts of mining operations are often more noticeable in emerging countries. Therefore, in such countries, the Company implements development programs, which can be sustained beyond the mine life, to assist in improving the quality of life for those residents impacted by the operations and projects. The Company has also established community outreach programs to interact with stakeholders with respect to its activities and their impact on the local communities. Community support for mining operations is viewed as a key ingredient for a successful mining venture.

6.5	Taxes

IAMGOLD is subject to federal income tax in Canada on its worldwide earnings, although earnings of the Company’s foreign subsidiaries are not generally subject to Canadian tax until repatriated to Canada. Some of the foreign subsidiaries operate in countries which have concluded a tax treaty with Canada and, as a consequence, active business income earned in those countries would be exempt from Canadian taxes when repatriated to Canada. However, earnings of foreign subsidiaries operating in other countries could attract Canadian taxes depending on the tax rate in the relevant foreign country. The Company’s Canadian operations are also subject to provincial income tax. The statutory combined corporate tax rate is approximately 31%. In March 2010, the Government of Québec passed amendments to the Québec mining duty regime which increased the statutory rate from 12% to 16%.

6.6	Mining Development and Construction

In 2007, the Company created a Project Development department, consisting of three in-house divisions to support the existing operations on specific technical issues, extraordinary capital expenditures, expansions, and the advancement of projects. The goal consists of optimizing performance of each division’s activities with a view to achieving greater effectiveness in terms of costs and schedule.

The objective of the Technical Services Division is to provide technical assistance to mines operated by the Company on specific projects and to conduct technical studies.

The objective of the IAMROCK Mining Development Division is to form and manage specialized teams performing mining development works at various mines or projects, in accordance with corporate priorities.

The objective of the Engineering and Construction Division is to form and manage teams of professionals and technicians specialized in engineering and planning, implementing and supervising construction activities of mine facilities and infrastructure.

6.7	Intellectual Property

Operations of the Company are not dependent upon or subject to patents or intellectual property licenses or rights.

6.8	Competition

6.8.1	Gold Market

The Company is in competition with other mining companies for the acquisition of interests in precious metal mining properties. In the pursuit of such acquisition opportunities, IAMGOLD competes with several Canadian and foreign companies that may have substantially greater financial and other resources. Although IAMGOLD has acquired many such assets in the past, there can be no assurance that its acquisition efforts will succeed in the future.

6.8.2	Niobium Market

The Niobec Mine is currently the only ferroniobium producer in North America. The Company competes on a worldwide basis against two other producers, both located in Brazil, for the sale of the mine’s production. Companhia Brasilera de Metalurgia e Mineraçâo (“CBMM”) is the world’s largest producer of ferroniobium with an estimated market share, in 2010, in the range of 83%. Mineraçâo Catalâo, a member of the Anglo-American plc group, holds a slightly higher market share to the Company’s, which is estimated at approximately 8% of worldwide supply.

Niobium demand has increased significantly since 2002/2003 however due to the difficult market conditions in 2009, demand decreased by 33% compared to 2008 and rebounded 42% in 2010. Its price has also increased significantly since the latter part of 2006 to stabilize in 2009/2010. The Company’s competitiveness in certain markets may be impacted by tariffs and duties imposed by governments. Nevertheless, steady market and limited supply growth has enabled the Company to expand production and increase sales.

6.9	Sale of Production

The Company’s revenues are generated predominately from the sale of gold (more than 82% of total 2009 revenues on a consolidated basis). The gold price is subject to fluctuations resulting from factors beyond the Company’s control. These factors include general price inflation, changes in investment trends and international monetary systems, political events and changes in gold supply and demand on the public and private markets. The gold market is characterized by significant above-ground reserves which can dramatically affect the price should a portion of these reserves be brought to market. In 1999, the gold market felt the effects of gold reserve sales by some central banks as well as the effects of the announcement at the end of September 1999 by European central banks of a self-imposed annual limit on gold sales (the “Washington Agreement”). In 2004, the group of 15 signatories to the Washington Agreement renewed this agreement for a period of five years, with additional participants joining the original group of signatories. The renewal should provide for continued stability in the marketplace.

Gallery Gold, a wholly-owned subsidiary of the Company, used, in the past, various instruments to reduce the volatility of its revenues and secure the cash flows from its operating mines and such outstanding instruments impact on the price that the Company realizes on the sale of gold from the Mupane Gold Mine. Currently IAMGOLD has entered into an option based forward sales hedge program to protect the book value of the Mupane Gold Mine as it reaches end-of-life production cycle.

From the commencement of commercial production until the end of 1994, production from the Niobec Mine was sold in the form of concentrates to firms in Europe, India, Japan and the United States for conversion into ferroniobium and distribution in their respective markets. Commercial production of ferroniobium at the mine site commenced in December 1994 following the construction of a plant to convert niobium pentoxide concentrates into ferroniobium grading 66% niobium using an aluminothermic process. Ferroniobium produced at the Niobec Mine is currently distributed, directly or through a distributor or an agent, mainly in North America, Europe and Asia.

A significant part of the annual production from the Niobec Mine is sold under the terms of commercial contracts with third party purchasers. However, these purchasers are not bound to purchase and take delivery of all of Niobec’s production under the terms of these contracts and there can be no assurance that these contracts will be renewed upon their expiry or that the Company will be able to enter into agreements with other purchasers in the event that the existing contracts are not renewed.

6.10	Employee Relations

All of the Company’s current Canadian operations are unionized. As with all unionized labour environments, the Company’s operations may be affected by legal and illegal work stoppages.

The Company considers that it has good relations with its employees and unions. It offers a competitive compensation program, a secure and challenging working environment and an open dialogue.

As at December 31, 2010, the Company employed approximately 4,242 individuals and approximately 895 contractor-employees.

7.	Dividends

The following table outlines the dividends declared per Common Share for the three most recently completed financial years:

	2010	2009	2008
Dividend per Common Share	$0.08	$0.06	$0.06

IAMGOLD maintains a dividend policy with the timing, payment and amount of dividends paid by IAMGOLD to shareholders to be determined by the directors of IAMGOLD from time to time based upon, among other things, the cash flow, results of operations and financial condition of IAMGOLD, the need for funds to finance ongoing operations and development, exploration and capital projects and such other business considerations as the directors of IAMGOLD may consider relevant.

The 2010 Amended Credit Facility contains covenants that restrict the ability of the Company to declare or pay dividends if a default under the 2010 Amended Credit Facility has occurred and is continuing or would result from the declaration or payment of the dividend.

8.	Litigation

Reference is made to the Company’s audited consolidated financial statements for its financial year ended December 31, 2010, as contained in the Company’s 2010 Annual Report, for information regarding litigation. As more fully described under Section 3 “Risk Factors” of Item II above, in order to protect the Company’s interests and those of its shareholders for damages incurred to date in connection with the denial of the Company’s application to begin construction of the Camp Caiman Project, the Company appealed the French government’s decision to deny a permit for the Camp Caiman project and instituted a €$275,000,000 compensation claim and both matters are presently before the Adminstrative Tribunal of French Guiana.

Item IV     Description of Capital Structure

The Company is authorized to issue an unlimited number of First Preference Shares, an unlimited number of Second Preference Shares and an unlimited number of Common Shares, of which 374,701,829 Common Shares and no First Preference Shares or Second Preference Shares were issued and outstanding as at March 25, 2011.

Each Common Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only holders of another class or series of shares are entitled to vote. Each Common Share entitles the holder thereof, subject to the prior rights of the holders of the First Preference Shares and the Second Preference Shares, to receive any dividends declared by the directors of the Company and the remaining property of the Company upon dissolution.

The First Preference Shares are issuable in one or more series. Subject to the articles of the Company, the directors of the Company are authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the First Preference Shares of each series. The First Preference Shares rank prior to the Second Preference Shares and the Common Shares with respect to the payment of dividends and the return of capital on liquidation, dissolution or winding-up of the Company. Except with respect to matters as to which the holders of First Preference Shares are entitled by law to vote as a class, the holders of First Preference Shares are not entitled to vote at meetings of shareholders of the Company. The holders of First Preference

Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles of the Company to create a new class or series of shares ranking in priority to or on parity with the First Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the First Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on parity with the First Preference Shares or any series thereof.

The Second Preference Shares are issuable in one or more series. Subject to the articles of the Company, the directors of the Company are authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the Second Preference Shares of each series. The Second Preference Shares rank junior to the First Preference Shares and prior to the Common Shares with respect to the payment of dividends and the return of capital on liquidation, dissolution or winding-up of the Company. Except with respect to matters as to which the holders of Second Preference Shares are entitled by law to vote as a class, the holders of Second Preference Shares are not entitled to vote at meetings of shareholders of the Company. The holders of Second Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles of the Company to create a new class or series of shares ranking in priority to or on parity with the Second Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the Second Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on parity with the Second Preference Shares or any series thereof.

Item V     Market for Securities

The Common Shares of the Company are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “IMG”, on the New York Stock Exchange (“NYSE”) under the symbol “IAG” and on the Botswana Stock Exchange under the symbol “IAMGOLD”

The following table sets forth the market price range, in Canadian dollars, and the trading volume of the Common Shares on the TSX for each month during the year ended December 31, 2010.

TSX

	High	Low	Close	Volume
	(C$)	(C$)	(C$)	(millions)
January	18.27	14.01	14.09	57,203,968
February	16.19	13.90	15.48	52,397,968
March	16.49	13.40	13.50	54,983,808
April	18.50	13.74	18.18	50,900,016
May	20.58	16.52	18.32	60,546,272
June	19.96	17.21	18.77	46,896,856
July	18.19	15.82	16.21	36,369,880

August	20.53	16.25	20.00	43,597,740
September	20.20	17.27	18.22	56,986,872
October	18.79	17.10	18.61	36,012,860
November	19.52	16.42	16.84	48,966,908
December	18.46	16.37	17.75	39,753,240

The following table sets forth the market price range, in dollars, and the trading volume of the Common Shares on the NYSE for each month during the year ended December 31, 2010.

NYSE

	High	Low	Close	Volume
	(US$)	(US$)	(US$)	(millions)
January	17.71	13.08	13.21	105,988,104
February	15.50	13.00	14.77	113,412,312
March	16.00	13.17	13.22	75,962,480
April	18.31	13.55	17.87	80,677,312
May	20.25	15.42	17.31	116,340,976
June	19.31	16.25	17.68	76,304,384
July	17.68	15.27	15.81	56,599,160
August	19.31	15.51	18.74	61,501,432
September	19.35	16.78	17.71	84,217,584
October	18.52	16.55	18.28	64,489,144
November	19.45	16.06	16.38	82,606,144
December	18.13	16.15	17.80	50,715,724

ItemVI     Directors and Officers

1.	Directors

As of the date hereof, the list of IAMGOLD’s directors is as follows:

Name, Province and Country of Residence	Principal Occupation	Director Since

WILLIAM D. PUGLIESE Aurora, Ontario, Canada	Chairman of the Company	1990

STEPHEN J.J. LETWIN Toronto, Ontario, Canada	President and CEO of the Company as of November 1, 2010	2010

DEREK BULLOCK (3) Bobcaygeon, Ontario, Canada	Mining Consultant	1994

Name, Province and Country of Residence	Principal Occupation	Director Since

JOHN E. CALDWELL (1)(3) Toronto, Ontario, Canada	President and Chief Executive Officer of SMTC Corporation Limited (electronic manufacturing services)	2006

DONALD K. CHARTER (1)(2)(3) Etobicoke, Ontario, Canada	President and CEO of Corsa Capital Ltd	1994

W. ROBERT DENGLER (2)(4) Aurora, Ontario, Canada	Corporate Director	2005

GUY G. DUFRESNE (4) Boucherville, Québec, Canada	Corporate Director	2006

PETER C. JONES (1)(2) Toronto, Ontario, Canada	Management Consultant, Corporate Director. Interim President and Chief Executive Officer of the Company from January 15th to November 1st, 2010.	2006

MAHENDRA NAIK (1)(2) Markham, Ontario, Canada	Chief Financial Officer of Fundeco Inc. Private Investment Company, Chartered Accountant	2000

JOHN T. SHAW (4) Sydney, New South Wales, Australia	Corporate Director	2006

(1)	Member of the Audit and Finance Committee
(2)	Member of the Human Resources and Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee
(4)	Member of the Environmental, Health and Safety Committee

All of the above-mentioned directors have held their current positions or another position with their current employer or a company related thereto during the last five years, with the following exceptions: Mr. Charter, who prior to December 2005 was an Executive Vice President of Dundee Corporation and Dundee Wealth Management Inc., and the Chairman, President and Chief Executive Officer of Dundee Securities Corporation and Dundee Private Investors (financial services companies); Mr. Dufresne who prior to November 2006, was President and Chief Executive Officer of Québec Cartier Mining Company (iron ore extraction and manufacturing company); and Mr. Jones who, prior to his retirement in November 2006, was President and Chief Operating Officer of Inco Limited (a metals and mining company).

Each director will, unless he resigns or his office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his successor is elected or appointed.

2.	Executive Officers

The current list of Company executive officers is as follows:

Name, Province and Country of Residence	Occupation	Officer Since

PETER C. JONES Toronto, Ontario, Canada	Interim President and CEO from January 15 until November 1, 2010	2010

STEPHEN J.J. LETWIN Toronto, Ontario, Canada	President and CEO of the Company as of November 1, 2010	2010

P. GORDON STOTHART Oakville, Ontario, Canada	Executive Vice President and Chief Operating Officer	2007

CAROL T. BANDUCCI Mississauga, Ontario, Canada	Executive Vice President and Chief Financial Officer	2007

LARRY E. PHILLIPS Toronto, Ontario, Canada	Executive Vice President, Corporate Affairs	1990

BRIAN CHANDLER Dakar,Senegal	Senior Vice President, African Operations	2008

MICHAEL DONNELLY Oakville, Ontario, Canada	Senior Vice President, Exploration	2007

ROSS GALLINGER Oakville, Ontario, Canada	Senior Vice President, Health, Safety and Sustainability	2006

DENIS MIVILLE-DESCHÊNES* Bromont, Québec, Canada	Senior Vice President, Project Development	2006

PAUL B. OLMSTED Mississauga, Ontario, Canada	Senior Vice President, Corporate Development	2003

JEFFERY A. SNOW Toronto, Ontario, Canada	Senior Vice President, General Counsel and Corporate Secretary	2009

LISA ZANGARI Toronto, Ontario, Canada	Senior Vice President, Human Resources	2009

Name, Province and Country of Residence	Occupation	Officer Since

RENAUD ADAMS Toronto, Ontario, Canada	Senior Vice President, Americas	2010

*	Prior to joining the Company, the individual was an officer or held another management position with a company acquired by IAMGOLD.

All of the executive officers of the Company have held their current positions or another management position with the Company or one of its affiliates during the last five years, with the following exceptions: Mr. Stephen J.J. Letwin who, prior to joining IAMGOLD in November 2010, was based in Houston, Texas where he was the Executive Vice President, Gas Transportation & International, with Enbridge Inc. Before joining Enbridge, Mr. Letwin served as President and & Chief Operating Officer of TransCanada Energy and was Chief Financial Officer, TransCanada Pipelines Limited, Numac (Westcoast Energy), and Encor Energy; Ms. Banducci who, prior to July 2007, was Vice President, Financial Operations with Royal Group Technologies (a building products manufacturer) and from 2004 to 2005 was engaged as a consultant advising on the restructuring of businesses, and prior to 2004, was Chief Financial Officer of Canadian General-Tower Limited (a flexible polymer materials manufacturer); Mr. Chandler who, prior to 2009, was engaged as a consultant for the Company from May 2008 to December 2008 and who, prior to May 2008, was a mine management consultant; Mr. Donnelly who, prior to November 2006, was General Manager Copper Exploration Latin America for Falconbridge Limited (a mining company) and from November 2001 to July 2003 was General Manager Exploration Southern Hemisphere for Noranda Inc. (a mining company); Mr. Gallinger who, prior to May 2006, was Vice President, Sustainability of Placer Dome Canada (a mining company), and, prior to May 2004, was Manager, Environment of BHP Billiton, Base Metals Division (a mining company); Mr. Stothart who, prior to December 2007, was General Manager, Project Technical Services for Xstrata Copper (a mining company) and from January 2006 to August 2006 was Director of Development for Falconbridge Limited, Copper Business Unit (a mining company), and from July 2003 to December 2005 was General Manager at Falconbridge Limited’s Lomas Bayas mine; Mr. Snow who, prior to November 2009, was Managing Director, Mining Group for McMillan LLP and prior to March 2006 was Senior Vice President and General Counsel of Falconbridge Limited (a mining company); Ms. Zangari who, prior to September 2009, was Senior Vice President, Human Resources at Kinross Gold Corporation (a mining company) from 2005 to 2009, and, prior to 2005, was Vice President, Human Resources at Placer Dome Canada (a mining company) and Mr. Adams who, prior to February 2010, held the position of Vice President and General Manager of IAMGOLD’s flagship Rosebel Mine from May 2007 to February 2010, and prior to May 2007 was the Vice President and General Manager at Breakwater Resources El Mochito mine, and from October 2003 to December 2004 was Mine Manager at Breakwater Resources El Toqui mine.

3.	Shareholdings of Directors and Officers

As at March 25, 2011, directors and executive officers of IAMGOLD as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 5,409,984 million Common Shares or 1.44% of all issued and outstanding Common Shares of IAMGOLD.

4.	Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Company, no director or officer of the Company is, or has been in the last ten years, a director or executive officer of an issuer that, while acting in such capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following: (i) Mr. Caldwell was serving as a director of the Mosaic Group Inc. when, in December 2002, it filed for protection under the Companies’ Creditors Arrangements Act (the “CCAA”). Mr. Caldwell ceased being a director of the Mosaic Group in September 2003; (ii) Mr. Caldwell was a director of Stelco Inc. when, in January 2004, it obtained a court order under the CCAA to initiate the restructuring of its debt obligations and capital structure. Stelco Inc. emerged from CCAA on March 31, 2006. Mr. Caldwell was a director of Stelco Inc. from 1997 until March 31, 2006; (iii) Mr. Shaw was serving as a non-executive director of Albidon Limited when, on April 23, 2009, the company voluntarily appointed administrators. Following this appointment of administrators Mr. Shaw resigned as director of Albidon Limited. As of October 2010, the administration of the company came to an end; (iv) Mr. Jones was serving as director of Lakota Resources Inc. when, on May 7, 2009 a temporary cease trade order was issued by the Ontario Securities Commission for failing to file audited annual financial statements and management’s discussion and analysis due to lack of available funding. A permanent cease trade order was issued May 19, 2009 and similar orders were issued by the British Columbia Securities Commission and the Alberta Securities Commission on May 11, 2009 and August 10, 2009, respectively. Additionally, on August 4, 2009, Lakota Resources Inc., initiated proposal proceedings pursuant to the Bankruptcy and Insolvency Act (the “BIA”). Mr. Jones resigned from the board of Lakota Resources Inc. on October 28, 2009. Lakota Resources Inc. fulfilled all of its obligations in the company’s restructuring under the proposal provisions of the BIA, however the permanent cease trade orders are still in effect.

Personal Bankruptcies

To the knowledge of the Company, no director or officer of the Company, or shareholder holding a sufficient number of securities to affect materially the control of the Company, has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Penalties and Sanctions

To the best of management’s knowledge, no penalties or sanctions have been imposed on a director or executive officer of the Company, or shareholder holding a sufficient number of securities to affect materially the control of the Company, in relation to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has had any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflict of Interest

To the best of management’s knowledge, there are no existing or potential material conflicts of interest between the Company or any of its subsidiaries and any director or officer of the Company or a subsidiary of the Company.

Item VII     Audit and Finance Committee

1.	Composition and Relevant Education and Experience of Members

The directors of the Company have an Audit and Finance Committee (the “Audit Committee”) which consists of Messrs. John E. Caldwell (Chairman), Donald K. Charter, Mahendra Naik and Peter C. Jones. The directors of the Company have determined that all members of the Audit Committee are “independent” and “financially literate” for the purposes of applicable laws. The directors of the Company have also determined that each member of the Audit Committee is an “Audit Committee Financial Expert” for the purposes of applicable laws. The designation of each member of the Audit Committee as an “Audit Committee Financial Expert” does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee.

The following is a brief summary of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee.

Name	Relevant Education and Experience

John E. Caldwell (Chairman)

Mr. Caldwell is a Chartered Accountant and holds a Bachelor of Commerce degree from Carleton University, Ontario. He has over 30 years experience as a chief executive officer and chief financial officer of several publicly held companies. Mr. Caldwell has obtained significant experience in analyzing and evaluating financial statements as well as exposure to accounting and financial matters as President and Chief Executive Officer of SMTC Corporation (a global provider of advanced electronic manufacturing services) since 2003, as President and Chief Executive Officer of CAE Inc. (a flight simulation and training services company) for over 6 years, as Chief Financial Officer of CAE Inc. for 4 years and 12 years in various senior financial positions at a consumer products company. Mr. Caldwell is also a present and past member of the audit committee of several of publicly traded companies.

Mr. Caldwell has acquired through his education and experience, an understanding of accounting principles used by the Company to prepare its financial statements and the implications of said accounting principles on the Company’s results, as well as an understanding of internal controls and procedures for financial reporting.

Name	Relevant Education and Experience

Donald K. Charter	Mr. Charter became the President and CEO of Corsa Capital in August of 2010. Corsa is a junior metallurgical coal mining company listed on the TSX.V with operations in Pennsylvania. Mr. Charter has business experience in a number of sectors including mining (precious metals, base metals, iron ore, coal), oil & gas, real estate and financial services. He is a graduate McGill University where he obtained degrees in Economics and Law. He began his career in Toronto where he built a successful commercial and M&A business law practice becoming a partner in a national law firm. In 1996 he joined the Dundee group of companies as an Executive Vice President with a number of capital markets related responsibilities. In 1998 he became the inaugural Chairman and CEO of the Dundee Securities group of companies and oversaw its growth from a start up to a major independent financial services company. In 2006, Mr. Charter left this group and focused his attention on 3C’s Corporation, his personal consulting and investment company, and as a corporate director primarily in the resource sector currently sitting on the Board of Directors of Lundin Mining (Compensation Committee (Chair), Audit Committee) Dundee REIT and Adriana Resources (Chairman of the Board). Mr. Charter has extensive corporate governance experience and has sat on and chaired a number of audit, compensation and governance committees during his career as well a number of special, independent and strategic committees in various corporate situations. He has completed the Institute of Corporate Directors, Directors Education Program and is a member of the Institute.

Name	Relevant Education and Experience

Mahendra Naik	Mr. Naik is a Chartered Accountant with mining and investment industry experience. He holds a Bachelor of Commerce degree from the University of Toronto. He practiced as a Chartered Accountant for nine years with a major Canadian accounting firm. As a Chartered Accountant, Mr. Naik has experience in preparing, auditing, analyzing and evaluating financial statements, understands internal controls and procedures for financial reporting and understands the accounting principles used by the Company to prepare its financial statements as well as the implications of said accounting principles on the Company’s results. From 1990 to 1999, he was the Chief Financial Officer of IAMGOLD. He is also the Audit Committee Chairman for a TSX listed base-metals company and a Director of a number of private companies.

Name	Relevant Education and Experience

Peter C. Jones

Director since 2006. Director NiCo Mining Limited since August 2009 [in 2010 NiCo went through a reverse takeover with Red Crescent Resources, which is now listed on the Toronto exchange. Mr. Jones has continued as a director of the new entity]; Chairman of Lakota Resources December 2008-October 2009; Director of Royal Nickel Corp. since December 2008; Director Mizuho Corporate Bank (Canada) from December 2006 to May 2010; Director Century Aluminum Company since 2007; Director, President and Chief Operating Officer of Inco Limited. from April 2002 to November 2006; President Commissioner of PT Inco TBK from 1999 to 2006; Chairman Goro Nickel SAS from 2003 to February 2007; Member of the Board and Executive Committee, Mining Association of Canada from 1997 to 2006; and Member of the Board, Royal Ontario Museum from 2003 to 2006.

Mr. Jones has over 40 years of experience in the metals and mining industries, including both underground and Open Pit mining, smelting and refining of multiple base and precious metals. Mr. Jones has executive level experience including serving as President and COO of Inco Limited., President and CEO of Hudson Bay Mining and Smelting, and as interim CEO of IAMGOLD from January to November 2010, and brings extensive operational experience and perspective to the Board’s deliberations. Mr. Jones also has extensive experience as a director of public companies and his time as Chairman of IAMGOLD Corporation’s and Century’s Compensation Committees and as a member of various other audit, corporate governance, environmental, health and safety and other board committees adds substantial governance and compensation expertise to the Board. In addition as a dual-citizen of Canada and the United Kingdom and having lived and worked in a number of different countries, Mr. Jones provides international diversity to the Board.

2.	Mandate of the Audit and Finance Committee

The general mandate of the Audit and Finance Committee is to review and, if deemed appropriate, recommend the approval of the Company’s annual and quarterly financial statements and related disclosure to the Board of Directors, and more particularly to oversee the Company’s financial reporting process, internal control system, management of financial risks and the audit process of financial information.

This committee reviews the general policies submitted by the Company’s management in connection with financial reporting and internal control and deals with all material matters relating thereto. Based on its review, this committee makes recommendations to the Board of Directors. Finally, the committee ensures that the external auditors are independent vis-à-vis management of the Company and makes its recommendations regarding their nomination for the ensuing year. The charter of the Audit and Finance Committee is attached hereto as Schedule B.

3.	Pre-Approval Policies and Procedures

The Audit and Finance Committee has adopted a pre-approval policy with respect to permitted non-audit services. Under this policy, subject to certain conditions, specified audit-related services, tax-related non-audit services, audit services and certain permitted non-audit services may be presented to the Audit and Finance Committee for pre-approval as a category of services on an annual or project basis. On a quarterly basis, the Chief Financial Officer of IAMGOLD is required to update the Audit and Finance Committee in respect of the actual amount of fees in comparison to the pre-approved estimate. Following the annual pre-approval, on an interim basis, the Chief Financial Officer of IAMGOLD is permitted to approve statutory, compliance and subsidiary audits and additional audit-related services and specified non-audit services, provided that the estimated fees for such services fall within specified dollar limits. Additional audit-related services and specified non-audit services that exceed the dollar thresholds and all additional non-audit services, including tax-related non-audit services, require the pre-approval of the Audit and Finance Committee (or if within a specified dollar threshold, the Committee Chairman).

4.	External Auditor Service Fees

Audit Fees

The aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for audit services were $1,705,000 in 2010 and $1,416,000 in 2009.

Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are not included in the above paragraph were $68,000 in 2010 and $207,000 in 2009. The audit-related fees relate to services provided in connection with public offerings completed by the Company.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company’s external auditor for tax compliance and tax advice were $83,000 in 2010 and $107,000 in 2009. The nature of the services comprising these fees was advice regarding compliance and general tax matters.

All Other Fees

There were no other fees billed by the Company’s external auditors in the past two fiscal years.

Sample Chart for the above fee disclosure

The aggregate fees billed by the external auditor of the Company in each of the last two financial years of the Company are as follows:

	2010	2009
Audit Fees(1)	1,705,000	1,416,000
Audit-Related Fees(2)	68,000	207,000
Tax Fees(3)	83,000	107,000

Total	1,856,000	1,730,000

(1)	“Audit Fees” include the aggregate professional fees paid to KPMG LLP for the audit of the annual consolidated financial statements and other regulatory audits and filings.
(2)	“Audit-Related Fees” include the aggregate fees paid to KPMG LLP, for the provision of financial filing advice services.
(3)	“Tax Fees” include the aggregate fees paid to KPMG LLP for the provision of corporate tax compliance, tax planning and other tax related services.

Item VIII     Interest of Management and Others in Material Transactions

Within the three most recently completed financial years and during the current 2010 fiscal year to the date hereof, none of the directors or executive officers of the Company or associates or affiliates of any such individuals has, to the best of the Company’s knowledge, any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company and its subsidiaries.

Item IX     Transfer Agent and Registrar

The Company’s transfer agent and registrar is:

Computershare Trust Company of Canada

100 University Ave.

9th Floor, North Tower

Toronto, Ontario M5J 2Y1

Canada

Item X     Material Contracts

2008 Credit Facility

The Company entered into a credit agreement (the “Credit Agreement”) on April 15, 2008 with a syndicate of financial institutions (collectively the “Lenders”) led by The Bank of Nova Scotia and Société Générale providing for a revolving bank credit facility of up to $140 million (the “2008 Credit Facility”). The purpose of the 2008 Credit Facility is to finance general corporate requirements of the Company including permitted acquisitions. The 2008 Credit Facility matures and all indebtedness thereunder is due and payable on April 15, 2013. The Company, with the consent of lenders representing greater than 66 2/3% of the aggregate commitments under the 2008 Credit Facility, has the option to extend the term of the facility for up to two additional one-year terms. The Company must replace or cancel the commitments of any Lenders who do not consent to such an extension.

Advances under the 2008 Credit Facility are available in US dollars and bear interest at rates calculated with respect to certain financial ratios of the Company and vary in accordance with borrowing rates in Canada and the United States. The Lenders are each paid a standby fee on the undrawn portion of the 2008 Credit Facility, which fee also depends on certain financial ratios of the Company. Payment and performance of the Company’s obligations under the facility are guaranteed by certain of the subsidiaries of the Company (collectively with the Company, the “Obligors”) and are secured by a pledge by the Obligors of all of their equity interests in each of the other Obligors (other than the Company) and a pledge by the Obligors of their bank accounts, investment accounts, bullion accounts and certain debt obligations. The Credit Agreement includes certain covenants relating to the operations and activities of the Obligors including, among others, restrictions with respect to indebtedness, distributions, entering into derivative transactions, disposition of material assets, mergers and acquisitions and maintaining assets in certain jurisdictions, as well as covenants to maintain certain financial ratios and a tangible net worth of not less than the aggregate of $738 million plus 50% of the Company’s consolidated net income for the fiscal quarter ending December 31, 2007 and each subsequent fiscal year (excluding any period in which net income is a loss), plus 50% of the proceeds of equity issuances or contributions after December 31, 2007. The Credit Agreement also includes typical events of default, including any change of control of the Company.

2010 Amended Credit Facility

The Company amended and restated the Credit Agreement (“Amended Credit Agreement”) on March 24, 2010 with a revised syndicate of financial institutions (collectively the “Revised Lenders”) led by The Bank of Nova Scotia, Société Générale and the Canadian Imperial Bank of Commerce. The amendments provide for a revolving bank credit facility of up to $350 million USD or Canadian dollar equivalents (the “2010 Amended Credit Facility”). The purpose of the 2010 Amended Credit Facility remains to finance general corporate requirements of the Company, including permitted acquisitions and the issuance of letters of credit. The 2010 Amended Credit Facility matures and all indebtedness thereunder is due and payable on March 24, 2013. The Company, with the consent of lenders representing greater than 66 2/3% of the aggregate commitments under the 2010 Amended Credit Facility, has the option to extend the term of the facility. The Company must replace or cancel the commitments of any Lenders who do not consent to such an extension.

Advances under the 2010 Amended Credit Facility are available in US dollars, and Canadian dollars and bear interest at rates calculated with respect to certain financial ratios of the Company and vary in accordance with borrowing rates in Canada and the United States. The Lenders are each paid a standby fee on the undrawn portion of the 2010 Amended Credit Facility, which fee also depends on certain financial ratios of the Company. Payment and performance of the Company’s obligations under the facility continue to be guaranteed by certain of the subsidiaries of the Company (collectively with the Company, the “Obligors”). Generally, previous security including pledges by the Obligors of all of their equity interests in each of the other Obligors (other than the Company) and a pledge by the Obligors of their bank accounts, investment accounts, bullion accounts and certain debt obligations have been eliminated. The Amended Credit Agreement includes certain covenants relating to the operations and activities of the Obligors including, among others, restrictions with respect to indebtedness, distributions, entering into derivative transactions, disposition of material assets, mergers and acquisitions as well as covenants to maintain certain financial ratios and a tangible net worth of not less than the aggregate of $1,250 million plus 50% of the Company’s consolidated net income for the fiscal quarter ending December 31, 2010 and each subsequent fiscal year (excluding any period in which net income is a loss), plus 50% of the proceeds of equity issuances or contributions after December 31, 2009. The Amended Credit Agreement also includes typical events of default, including any change of control of the Company.

As at March 25, 2011, there were no funds drawn under the 2010 Amended Credit Facility.

2010 Letter of Credit Facility

The Company entered into a Credit Agreement (“Letter of Credit Agreement”) on April 23, 2010 with The National Bank of Canada. The purpose of the 2010 Letter of Credit Facility is to provide letters of credit as security in respect of obligation the Company may have as they relate to it’s asset retirement obligations. The 2010 Letter of Credit Facility matures and all indebtedness thereunder is due and payable on April 23, 2011. The Company has the option to extend the term of the facility for up to 364 days. The Company must replace or cancel the commitments of the Lender if it does not consent to such an extension.

The Lender is paid a standby fee on the undrawn portion of the 2010 Letter of Credit Facility. Payment and performance of the Company’s obligations under the facility are guaranteed by a performance security guarantee as underwritten by the Economic Development Canada. The Letter of Credit Agreement includes typical events of default, including any change of control of the Company.

As at March 25, 2011, there were $18.2 million of letter of credit issued under the 2010 Letter of Credit Facility.

There are no other contracts, other than those herein disclosed in this Annual Information Form and other than those entered into in the ordinary course of the

Company’s business, that is material to the Company and which was entered into in the most recently completed financial year of the Company or before the most recently completed financial year but is still in effect as of the date of this Annual Information Form.

Item XI    Interests of Experts

The following persons and companies have prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made by the Company under National Instrument 51-102 during, or relating, to the financial year of the Company ended December 31, 2010.

KPMG LLP, Chartered Accountants

The qualified persons whose names are set forth herein, being: Rejean Sirois, Pierre Pelletier, Daniel Vallieres, Francis Clouston, Gabriel Voicu, Patrice Simard, Armand Savoie, Pierre Levesque, Elzear Belzile, Ian Glacken and Optiro Pty Ltd, Louis-Pierre Gignac, Louis Gignac and G Mining Services Inc, John Hawxby and GRD Minproc (Pty) Ltd, Phillip Bedell and Golder Associates Ltd, Rick Skelton and SRK Consulting, Marcus Tomkinson, Linton Putland and Patrick Godin.

To the knowledge of the Company, after reasonable enquiry, each of the foregoing persons and companies, except for KPMG LLP, beneficially owns, directly, or indirectly, or exercises control or direction over less than one per cent of the outstanding Common Shares. Rejean Sirois, Pierre Pelletier, Daniel Vallieres, Francis Clouston, Gabriel Voicu, Patrice Simard, Armand Savoie and Pierre Levesque are employees of the Company.

KPMG LLP are the Company’s external auditors and have reported to the shareholders on the Company’s consolidated financial statements for the year ended December 31, 2010 in their report dated March 25, 2011. In connection with their audit, KPMG LLP has confirmed that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Item XII    Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com and the Company’s website at www.iamgold.com. Information, including directors’ and officers’ remuneration, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s Management Information Circular pertaining to its Annual General Meeting of Shareholders, scheduled for May 18, 2011, which will involve the election of directors. Additional information is also provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for its most recently completed financial year ended December 31, 2010.

SCHEDULE A

IAMGOLD ORGANIZATIONAL CHART

SCHEDULE B

IAMGOLD CORPORATION

AUDIT AND FINANCE COMMITTEE CHARTER

1. Overall Purpose and Objectives

The audit and finance committee (the “Committee”) will assist the directors (the “Directors”) of IAMGold Corporation (the “Corporation”) in fulfilling their responsibilities under applicable legal and regulatory requirements. To the extent considered appropriate by the Committee or as required by applicable legal or regulatory requirements, the Committee will provide oversight with respect to the integrity of financial reporting process of the Corporation, the system of internal controls and management of the financial risks of the Corporation, the performance of IAMGOLD’s internal audit function and the external audit process of the financial information of the Corporation, oversight of financial policies and the nature and structure of major strategic financial commitments. In fulfilling its responsibilities, the Committee maintains an effective working relationship with the Directors, management of the Corporation, internal audit and the external auditor of the Corporation as well as monitors the independence of the external auditor.

In addition to the powers and responsibilities expressly delegated by the Board of Directors to the Committee in this Charter, the Committee may exercise any other powers and carry out any other responsibilities delegated to it by the Board from time to time consistent with the Company’s bylaws. The powers and responsibilities delegated by the Board to the Committee in this Charter or otherwise shall be exercised and carried out by the Committee as it deems appropriate without requirement of Board approval, and any decision made by the Committee (including any decision to exercise or refrain from exercising any of the powers delegated to the Committee hereunder) shall be at the Committee’s sole discretion. While acting within the scope of the powers and responsibilities delegated to it, the Committee shall have and may exercise all the powers and authority of the Board. To the fullest extent permitted by law, the Committee shall have the power to determine which matters are within the scope of the powers and responsibilities delegated to it.

Notwithstanding the foregoing, the Committee’s responsibilities are limited to oversight. Management of the Company is responsible for the preparation, presentation and integrity of the Company’s financial statements as well as the Company’s financial reporting process, accounting policies, internal audit function, internal accounting controls and disclosure controls and procedures. The independent auditor is responsible for performing an audit of the Company’s annual financial statements, expressing an opinion as to the conformity of such annual financial statements with accounting principles generally accepted in the Canada (GAAP) and reviewing the Company’s quarterly financial statements. It is not the responsibility of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosure are complete and accurate and in accordance with generally accepted accounting principles and applicable laws, rules and regulations. Each member of the Committee shall be entitled to rely on the integrity of those persons within the Company and of the professionals and experts (including the Company’s internal auditor (or others responsible for the internal audit function, including contracted non-employee or audit or accounting firms engaged to provide internal audit services) and the Company’s independent auditor) from which the Committee receives information and, absent actual knowledge to the contrary, the accuracy of the financial and other information provided to the Committee by such persons, professionals or experts.

2. Authority

(a)	The Committee shall have the authority to:

(i)	engage independent counsel and other advisors as the Committee determines necessary to carry out its duties;

(ii)	set and pay the compensation for any advisors employed by the Committee;

(iii)	communicate directly with the internal and external auditor of the Corporation and require that the external auditor of the Corporation report directly to the Committee; and

(iv)	seek any information considered appropriate by the Committee from any employee of the Corporation.

(b)	The Committee shall have unrestricted and unfettered access to all personnel and documents of the Corporation and shall be provided with the resources reasonably necessary to fulfill its responsibilities.

3. Membership and Organization

(a) The Committee will be composed of at least three members. The members of the Committee shall be appointed by the Directors to serve one-year terms and shall be permitted to serve an unlimited number of consecutive terms. Every member of the Committee must be a Director who is independent and financially literate. In this Charter, the terms “independent” and “financially literate” have the meaning ascribed to such terms by Applicable Laws , including currently the requirements of Multilateral Instrument 52-110 and the Corporate Governance Rules of the New York Stock Exchange (“NYSE Rules”), which are reproduced in Appendix “A” attached hereto. The chairman of the Committee will be appointed by the Committee from time to time on the recommendation of the corporate governance committee and must have such accounting or related financial management expertise as the Directors may determine in their business judgment.

All members shall, to the satisfaction of the Board of Directors, be “financially literate”, and at least one member shall have accounting or related financial management expertise to qualify as a “financial expert” in accordance with applicable legal requirements, including currently the requirements of Multilateral Instrument 52-110, the rules adopted by the United States Securities and Exchange Commission and the NYSE Rules reproduced in Appendix “A” attached hereto.

No Committee member may simultaneously serve on the audit committee of more than two other public companies, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Committee.

As the rules set out in Schedule “A” may be revised, updated or replaced from time to time, the Audit Committee shall ensure that such schedule is up-dated accordingly when required.

(b) The secretary of the Committee will be the Secretary of the Corporation or such other person as is chosen by the Committee.

(c) The Committee may invite such persons to meetings of the Committee as the Committee considers appropriate, except to the extent exclusion of certain persons is required pursuant to this Charter or Applicable Laws.

(d) The Committee may invite the external auditor of the Corporation to be present at any meeting of the Committee and to comment on any financial statements, or on any of the financial aspects, of the Corporation.

(e) The Committee will meet as considered appropriate or desirable by the Committee. Any member of the Committee may call or the external auditor of the Corporation may request a meeting of the Committee at any time upon 48 hours prior written notice.

(f) All decisions of the Committee shall be by simple majority and the chairman of the Committee shall not have a deciding or casting vote.

(g) Minutes shall be kept in respect of the proceedings of all meetings of the Committee.

(h) Except as may be delegated by the Committee to any one or more members of the Committee, no business shall be transacted by the Committee except at a meeting of the members thereof at which a majority of the members thereof is present.

(i) The Committee may transact its business by a resolution in writing signed by all the members of the Committee in lieu of a meeting of the Committee.

4. Role and Responsibilities

To the extent considered appropriate or desirable or required by applicable legal or regulatory requirements, the Committee shall, in respect of the:

(a)	Financial Reporting of the Corporation

(i)	review the quarterly and annual financial statements of the Corporation, management’s discussion and analysis and any annual and interim earnings press releases of the Corporation before the Corporation publicly discloses such information and discuss these documents with the external auditor and with management of the Corporation, as appropriate;

(ii)	consider the fairness of the quarterly and annual interim financial statements and financial disclosure of the Corporation and review with management of the Corporation whether,

•	actual financial results for the annual and interim periods varied significantly from budgeted, projected or previous period results;

•	generally accepted accounting principles have been consistently applied;

•	there are any actual or proposed changes in accounting or financial reporting practices of the Corporation; and

•	there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure;

(iii)	review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and consider their impact on the financial statements of the Corporation;

(iv)	review any legal matters which could significantly impact the financial statements of the Corporation as reported on by counsel and meet with counsel to the Corporation whenever deemed appropriate;

(v)	review the selection of, and changes in the accounting policies of the Corporation;

(vi)	review judgmental areas, for example those involving a valuation of the assets and liabilities and other commitments and contingencies of the Corporation;

(vii)	review audit issues related to the material associated and affiliated entities of the Corporation that may have a significant impact on the equity investment therein of the Corporation;

(viii)	discuss the Corporation’s earnings press releases, as well as financial information and earning guidance provided to analysts and rating agencies, if applicable;

(ix)	meet with management and the external auditor of the Corporation to review the annual financial statements of the Corporation and the results of the audit thereof; and

(x)	meet separately and periodically with the management of the Corporation, the external auditor of the Corporation and the internal auditor (or other personnel responsible for the internal audit function of the Corporation) of the Corporation to discuss any matters that the Committee, the external auditor of the Corporation or the internal auditor of the Corporation , respectively, believes should be discussed privately;

(b)	Internal Controls of the Corporation

(i)	oversee the planning and implementation of work of the internal auditor pursuant to the internal audit charter, which charter shall be approved by the Committee from time to time, including, without limitation, the identification and management of risks to the Corporation through the implementation of a system of internal controls appropriate to the Corporation;

(ii)	review the areas of greatest financial risk to the Corporation and whether management of the Corporation is managing these risks effectively;

(iii)	review and determine if internal control recommendations made by either the internal or external auditor of the Corporation have been implemented by management of the Corporation;

(iv)	review and be satisfied that adequate procedures are in place for the review of the public disclosure of the Corporation of financial information and periodically assess the adequacy of those procedures; and

(v)	establish procedures for,

•	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

•	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters relating to the Corporation;

(c)	External Auditor of the Corporation

(i)	recommend to the Directors,

•	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report on the annual financial statements of the Corporation or performing other audit, review or attest services for the Corporation; and

•	the remuneration to be paid to the external auditor of the Corporation;

(ii)	review the proposed audit scope and approach of the external auditor of the Corporation and ensure no unjustifiable restriction or limitations have been placed on the scope of the proposed audit;

(iii)	oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report on the annual financial statements of the Corporation or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management of the Corporation and the external auditor of the Corporation regarding any financial reporting matter and review the performance of the external auditor of the Corporation;

(iv)	consider the qualification and independence of the external auditor of the Corporation, including reviewing the range of services provided by the external auditor of the Corporation in the context of all consulting services obtained by the Corporation;

(v)	pre-approve all non-audit services to be provided to the Corporation or any subsidiary entities thereof by the external auditor of the Corporation and, to the extent considered appropriate: (i) adopt specific policies and procedures in accordance with Applicable Laws for the engagement of such non-audit services; and/or (ii) delegate to one or more independent members of the Committee the authority to pre-approve all non-audit services to be provided to the Corporation or any subsidiary entities thereof by the external auditor of the Corporation provided that the other members of the Committee are informed of each such non-audit service;

(vi)	review and approve the hiring policies of the Corporation regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation;

(vii)	review with the external auditor of the Corporation any audit problems or difficulties and management’s response to such problems or difficulties;

(d)	Financial Matters

The Committee shall review and, where appropriate, make recommendations to the Directors regarding:

(i)	policies relating to the Corporation’s cash flow, cash management and working capital, shareholder dividends and related policy, and share issuance and repurchases;

(ii)	financing plans, including capital market and off-balance sheet transactions, including, without limitation, equity, debt and sale-leasebacks that may have a material impact on the Corporation’s financial position;

(iii)	capital expenditure budgets and proposed major capital expenditure (development and exploration) projects;

(iv)	acquisitions, joint ventures, divestitures and other similar transactions; and

(v)	other transactions or financial issues that management wishes to be reviewed by the Committee.

The Committee shall review and assess annually this charter and recommend any proposed changes to the Board of Directors for approval and perform an annual evaluation of the performance of the Committee, the results of which shall be reported to the Board of Directors.

5. Communication with the Directors

(a)	The Committee shall produce and provide the Directors with a summary of all actions taken at each Committee meeting or by written resolution.

(b)	The Committee shall produce and provide the Directors with all reports or other information required to be prepared under Applicable Laws.

Appendix A

Independence Requirement of Multilateral Instrument 52-110

A member of the Audit Committee shall be considered “independent”, in accordance with Multilateral Instrument 52-110—Audit Committees (“MI 52-110”), subject to the additional requirements or exceptions provided in MI 52-110, if that member has no direct or indirect relationship with the Company, which could reasonably interfere with the exercise of the member’s independent judgment. The following persons are considered to have a material relationship with the Company and, as such, cannot be a member of the Audit Committee:

a.	an individual who is, or has been within the last three years, an employee or executive officer of the Company;

b.	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

c.	an individual who:

i.	is a partner of a firm that is the Company’s internal or external auditor;

ii.	is an employee of that firm; or

iii.	was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

d.	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

i.	is a partner of a firm that is the Company’s internal or external auditor;

ii.	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

iii.	was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

e.	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company’s current executive officers serves or served at the same time on the entity’s compensation committee; and

f.	an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.

In addition to the independence criteria discussed above, any individual who:

a.	has a relationship with the Company pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary entity of the Company, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee; or as a part-time chair or vice-chair of the board or any board or committee, or

b.	is an affiliated entity of the Company or any of its subsidiary entities, is deemed to have a material relationship with the Company, and therefore, is deemed not to be independent.

The indirect acceptance by an individual of any consulting, advisory or other fee includes acceptance of a fee by:

a.	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

b.	an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any subsidiary entity of the Company.

Independence Requirement of NYSE Rules

A director shall be considered “independent” in accordance with NYSE Rules if that director has no material relationship with the Company that may interfere with the exercise of his/her independence from management and the Company. In addition:

a.	A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationships.

b.	A director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the Company, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $100,000 per year in such compensation.

c.	A director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company is not “independent” until three years after the end of the affiliation or the employment or auditing relationship.

d.	A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company’s present executives serve on that company’s compensation committee is not “independent” until three years after the end of such service or the employment relationship.

e.	A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues, is not “independent” until three years after falling below such threshold.

A member of the Audit Committee must also satisfy the independence requirements of Rule 10A-3(b)(1) adopted under the Securities Exchange Act of 1934 as set out below:

In order to be considered to be independent, a member of an audit committee of a listed issuer that is not an investment company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee:

a.	Accept directly or indirectly any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof, provided that, unless the rules of the national securities exchange or national securities association provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the listed issuer (provided that such compensation is not contingent in any way on continued service); or

b.	Be an affiliated person of the issuer or any subsidiary thereof. An “affiliated person” means a person who directly or indirectly controls IAMGOLD, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, IAMGOLD.

Financial Literacy Under Multilateral Instrument 52-110

“Financially literate”, in accordance with MI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Financial Expert under SEC Rules

An audit committee financial expert is defined as a person who has the following attributes:

a.	an understanding of generally accepted accounting principles and financial statements;

b.	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

c.	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues which are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d.	an understanding of internal controls and procedures for financial reporting; and

e.	an understanding of audit committee functions.

An individual will be required to possess all of the attributes listed in the above definition to qualify as an audit committee financial expert and must have acquired such attributes through one or more of the following means:

a.	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor, or experience in one or more positions that involve the performance of similar function;

b.	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c.	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d.	other relevant experience